              As filed with the Securities and Exchange Commission
                                 on May 7, 1997

                                                                File No. 70-8787

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549

                      ----------------------------------

                       PRE-EFFECTIVE AMENDMENT NO.  3

                                   TO THE

                       FORM U-1 APPLICATION/DECLARATION

                                   UNDER

               THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                      ----------------------------------

                          New Century Energies, Inc.
                           1225 Seventeenth Street
                           Denver, Colorado  80202

                      ----------------------------------

                    (Name of company filing this statement
                 and address of principal executive offices)

                                     None

                      ----------------------------------

                    (Name of top registered holding company)

                         Richard C. Kelly
                         Executive Vice President,
                         Chief Financial Officer and Treasurer
                         1225 Seventeenth Street
                         Denver, Colorado  80202

                  (Names and addresses of agent for service)

The Commission is requested to send copies of all notices, orders and communications in connection with this Application-Declaration to:

Patricia T. Smith, Esq.                        Gary W. Wolf, Esq.
William M. Dudley, Esq.                        Cahill Gordon & Reindel
Public Service Company of Colorado             80 Pine Street
1225 Seventeenth Street                        New York, New York  10005
Denver, Colorado  80202

                    William S. Lamb, Esq.
                    LeBoeuf, Lamb, Greene & MacRae, L.L.P.
                    125 West 55th Street
                    New York, New York  10019

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                                TABLE OF CONTENTS

                                                                            Page

Item 1.  Description of Proposed Transaction . . . . . . . . . . . . . . . .  1
     A.   Introduction . . . . . . . . . . . . . . . . . . . . . . . . . . .  1
          1.   General Request . . . . . . . . . . . . . . . . . . . . . . .  2
          2.   Overview of the Transaction . . . . . . . . . . . . . . . . .  3
     B.   Description of the Parties to the Transaction. . . . . . . . . . .  4
          1.   General Description . . . . . . . . . . . . . . . . . . . . .  4
               a.   PSCo . . . . . . . . . . . . . . . . . . . . . . . . . .  4
               b.   SPS. . . . . . . . . . . . . . . . . . . . . . . . . . .  5
               c.   NCE and its Subsidiaries and Investments . . . . . . . .  6
                    i.   NCE . . . . . . . . . . . . . . . . . . . . . . . .  6
                    ii.  PSCo. . . . . . . . . . . . . . . . . . . . . . . .  7
                    iii. SPS . . . . . . . . . . . . . . . . . . . . . . . .  7
                    iv.  Cheyenne. . . . . . . . . . . . . . . . . . . . . .  8
                    v.   PSCo Merger Corp. . . . . . . . . . . . . . . . . .  8
                    vi.  SPS Merger Corp.. . . . . . . . . . . . . . . . . .  8
                    vii. NC Services . . . . . . . . . . . . . . . . . . . .  8
                    viii. NC Enterprises . . . . . . . . . . . . . . . . . .  9
                    ix.  WestGas Interstate, Inc.. . . . . . . . . . . . . . 10
          2.   Description of Facilities . . . . . . . . . . . . . . . . . . 10
               a.   PSCo . . . . . . . . . . . . . . . . . . . . . . . . . . 10
                    i.   General . . . . . . . . . . . . . . . . . . . . . . 10
                    ii.  Electric Generating Facilities and Resources. . . . 11
                    iii. Electric Transmission Facilities. . . . . . . . . . 13
                    iv.  Gas Facilities. . . . . . . . . . . . . . . . . . . 14
                    v.   Other . . . . . . . . . . . . . . . . . . . . . . . 14
               b.   SPS. . . . . . . . . . . . . . . . . . . . . . . . . . . 15
                    i.   General . . . . . . . . . . . . . . . . . . . . . . 15
                    ii.  Electric Generating Facilities. . . . . . . . . . . 15
                    iii. Electric Transmission Facilities. . . . . . . . . . 16
                    iv.  Other . . . . . . . . . . . . . . . . . . . . . . . 17
          3.   Non-Utility . . . . . . . . . . . . . . . . . . . . . . . . . 17
               a.   PSCo . . . . . . . . . . . . . . . . . . . . . . . . . . 17
               b.   SPS. . . . . . . . . . . . . . . . . . . . . . . . . . . 20
     C.   Description of Transaction . . . . . . . . . . . . . . . . . . . . 24
          1.   Background and Negotiations Leading to the Proposed
               Transaction . . . . . . . . . . . . . . . . . . . . . . . . . 24
          2.   Merger Agreement. . . . . . . . . . . . . . . . . . . . . . . 26
     D.   PSCo and SPS Benefit Plans . . . . . . . . . . . . . . . . . . . . 27
     E.   Management and Operations of NCE Following the Merger. . . . . . . 28

Item 2.  Fees, Commissions and Expenses. . . . . . . . . . . . . . . . . . . 29

Item 3.  Applicable Statutory Provisions . . . . . . . . . . . . . . . . . . 30
     A.   Legal Analysis . . . . . . . . . . . . . . . . . . . . . . . . . . 31
          1.   Section 10(b) . . . . . . . . . . . . . . . . . . . . . . . . 33
               a.   Section 10(b)(1) . . . . . . . . . . . . . . . . . . . . 34
                    i.   Interlocking Relationships. . . . . . . . . . . . . 34
                    ii.  Concentration of Control. . . . . . . . . . . . . . 34

               b.   Section 10(b)(2) -- Fairness of
                    Consideration. . . . . . . . . . . . . . . . . . . . . . 37
               c.   Section 10(b)(2) -- Reasonableness of Fees . . . . . . . 40
               d.   Section 10(b)(3) . . . . . . . . . . . . . . . . . . . . 41
          2.   Section 10(c) . . . . . . . . . . . . . . . . . . . . . . . . 43
               a.   Section 10(c)(1) . . . . . . . . . . . . . . . . . . . . 44
                    i.   Retention of Gas Operations . . . . . . . . . . . . 45
                    ii.  Other Businesses. . . . . . . . . . . . . . . . . . 54
                         I.   Direct Subsidiaries of NCE . . . . . . . . . . 55
                         II.  Subsidiaries and Investments of NC
                              Enterprises. . . . . . . . . . . . . . . . . . 56
                         III.  Subsidiaries and Operations
                              of PSCo. . . . . . . . . . . . . . . . . . . . 71
                         IV.  Leasing of Space Between and Among
                              Associate Companies. . . . . . . . . . . . . . 74
                         V.   Applicability of the 15% of Net Capitalization
                              Test Under Rule 58 . . . . . . . . . . . . . . 74
               b.   Section 10(c)(2) . . . . . . . . . . . . . . . . . . . . 76
                    i.   Efficiencies and Economies. . . . . . . . . . . . . 76
                    ii.  Integrated Public Utility System. . . . . . . . . . 79
                         I.   Electric System. . . . . . . . . . . . . . . . 79
                         II.  Gas Utility System . . . . . . . . . . . . . . 85
          3.   Section 10(f) . . . . . . . . . . . . . . . . . . . . . . . . 86
          4.   Other Applicable Provisions -- Section 9(a)(1). . . . . . . . 86
     B.   Intra-System Transactions. . . . . . . . . . . . . . . . . . . . . 88
          1.   Services, Goods, and Assets Involving the Utility Operating
               Companies . . . . . . . . . . . . . . . . . . . . . . . . . . 89
          2.   NC Services . . . . . . . . . . . . . . . . . . . . . . . . . 90
          3.   Non-Utility Sale of Goods and Services to EWGs,FUCOs, and
               QFs . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 92
          4.   UE. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 94
               a.   Services Provided by UE to Utility Associate Companies . 94
               b.   Services Provided by UE, or Joint Ventures Involving UE,
                    to Non-Utility Associate Companies . . . . . . . . . . . 95
          5.   Specific Requests for Exemptions from
               Section 13. . . . . . . . . . . . . . . . . . . . . . . . . . 95

Item 4.  Regulatory Approvals. . . . . . . . . . . . . . . . . . . . . . . . 96
     A.   Antitrust. . . . . . . . . . . . . . . . . . . . . . . . . . . . . 96
     B.   Federal Power Act. . . . . . . . . . . . . . . . . . . . . . . . . 96
     C.   State Public Utility Regulation. . . . . . . . . . . . . . . . . . 97

Item 5.  Procedure . . . . . . . . . . . . . . . . . . . . . . . . . . . . .100

Item 6.  Exhibits and Financial Statements . . . . . . . . . . . . . . . . .100
     A.   Exhibits . . . . . . . . . . . . . . . . . . . . . . . . . . . . .100
     B.   Financial Statements . . . . . . . . . . . . . . . . . . . . . . .103

Item 7.  Information as to Environmental Effects . . . . . . . . . . . . . .104

Item 1.  DESCRIPTION OF PROPOSED TRANSACTION

A.   INTRODUCTION

          This Application/Declaration seeks approvals relating to the proposed combination of Public Service Company of Colorado ("PSCo") and Southwestern Public Service Company ("SPS"), pursuant to which PSCo and SPS will become wholly-owned subsidiaries of New Century Energies, Inc. ("NCE"), a new Delaware holding company (the "Transaction"). Following the consummation of the Transaction, NCE will register with the Securities and Exchange Commission (the "Commission") as a holding company under the Public Utility Holding Company Act of 1935 (the "Act").

          The Transaction is expected to produce substantial benefits to the public, investors and consumers, and meets all applicable standards of the Act. Among other things, PSCo and SPS believe that the Transaction will allow the shareholders of each of the companies to participate in a larger, financially stronger company that, through a pooling of the equity, management, human resources and technical expertise of each company, will be able to achieve increased financial stability and strength, greater opportunities for earnings and dividend growth, reduction of operating costs, deferral of certain capital expenditures, efficiencies of operation, better use of facilities for the benefit of customers, seasonal diversity of demand, improved ability to use new technologies, greater retail and industrial sales diversity, and improved capability to make wholesale power purchases and sales. In this regard, PSCo and SPS believe that synergies created by the Transaction will generate substantial cost savings to NCE that would not be available absent the Transaction. PSCo and SPS have estimated the dollar value of certain synergies resulting from the Transaction to be approximately $770 million, net of costs to achieve the savings, over the first 10-year period from 1997 to 2006. The expected Transaction benefits are discussed in further detail in Item 3.A.2.b.i. below.

          The shareholders of PSCo and SPS both approved the Transaction at their respective meetings held on January 31, 1996. PSCo and SPS have submitted applications requesting approval of the Transaction and/or related matters to
(i) the Public Utilities Commission of the State of Colorado (the "CPUC"),
(ii) the New Mexico Public Utility Commission (the "NMPUC"), (iii) the Public Service Commission of the State of Wyoming (the "WPSC"), (v) the Public Utility Commission of the State of Texas ("PUCT"), (vi) the Kansas Corporation Commission (the "KCC"), (vii) the Federal Energy Regulatory Commission (the "FERC") and (viii) the Nuclear Regulatory Commission (the "NRC"). The following regulatory agencies have approved the Transaction: the KCC in a written order issued November 28, 1995, and in a written order issued December 3, 1996; the NRC in a letter dated February 22, 1996; the WPSC in an oral bench decision on May 30, 1996, which was subsequently confirmed in a written order issued on August 16, 1996; the CPUC in an oral decision on August 23, 1996, which was subsequently confirmed in a written decision issued on November 26, 1996, and in a decision on rehearing issued January 15, 1997; the NMPUC in a written decision issued on January 28, 1997; the PUCT in a written decision on February 14, 1997; and the FERC in a decision issued on March 12, 1997. Finally, both companies made the required filings with the Antitrust Division of the U.S. Department of Justice (the "DOJ") and the Federal Trade Commission (the "FTC") under the
Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR
Act") on August 22, 1996. The required thirty-day waiting period expired on September 21, 1996. See Item 4 below for additional detail regarding these regulatory approvals. Apart from the approval of the Commission under the Act, all required regulatory approvals have been obtained. The foregoing approvals are the only regulatory approvals required for the Transaction. In order to permit timely consummation of the Transaction and the realization of the substantial benefits it is expected to produce, NCE requests that the Commission's review of this Application/Declaration proceed as expeditiously as practicable.

     1.   GENERAL REQUEST

          Pursuant to Sections 9(a)(2) and 10 of the Act, NCE hereby requests authorization and approval of the Commission to acquire, by means of the mergers described below, all of the issued and outstanding common stock of PSCo, SPS, and Cheyenne Light, Fuel and Power Company ("Cheyenne"), a Wyoming public utility company and currently a wholly-owned subsidiary of PSCo. NCE also hereby requests that the Commission approve (i) the acquisition by NCE of all of the outstanding voting securities of New Century Services, Inc. ("NC Services"), NC Enterprises, Inc. ("NC Enterprises"), West Gas Interstate, Inc. ("WGI"), a subsidiary of PSCo that is engaged in the gas transportation business, (1) and PS Colorado Credit Corporation ("PSCCC"), a subsidiary of PSCo that finances (factors) certain of PSCo's current assets, under Section 9(a)(1) of the Act; (ii) the acquisition by NC Enterprises of securities of all of SPS's and certain of PSCo's non-utility subsidiaries under Section 9(a)(1) of the Act; (iii) the acquisition by NCE, NC Enterprises, or e prime, inc. ("e prime"), a subsidiary of PSCo which is to become a subsidiary of NC Enterprises, of all of the outstanding voting securities of New Century International, Inc. ("NC International"); (iv) NC Services as a subsidiary service company in accordance with the provisions of Rule 88 of the Act and the Utility Service Agreement and the Non-Utility Service Agreement as a basis for NC Services to comply with Section 13 of the Act and the Commission's rules thereunder; (v) certain additional affiliate transactions as being in accordance with the provisions of Section 13 of the Act; and (vi) the issuance of NCE Common Stock in connection with the Transaction.

------------------------------------

(1) WGI is regulated by the FERC, but is not a public-utility company within the meaning of the Act.

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     2.   OVERVIEW OF THE TRANSACTION

          Pursuant to an Agreement and Plan of Reorganization, dated as of August 22, 1995, as amended on December 8, 1995 (the "Merger Agreement"), PSCo Merger Corp., a Colorado corporation and a wholly-owned subsidiary of NCE ("PSCo Merger Corp."), will be merged with and into PSCo, with PSCo continuing as the surviving corporation (the "PSCo Merger"), and SPS Merger Corp., a New Mexico corporation and a wholly-owned subsidiary of NCE, will be merged with and into SPS, with SPS as the surviving corporation (the "SPS Merger"). As a result of the PSCo Merger and the SPS Merger, and the declaration of a dividend by PSCo to NCE of all of the stock of Cheyenne, PSCo, SPS, and Cheyenne will become operating subsidiaries of NCE, and NCE will be a holding company within the meaning of the Act.

          In addition, WGI will become a direct subsidiary of NCE and NC International may become a direct subsidiary of NCE (by the declaration of a dividend by PSCo to NCE of WGI's and NC International's stock), as will NC Services and NC Enterprises (newly formed corporations). PSCCC will also become a direct subsidiary of NCE by a declaration of a dividend by PSCo of PSCCC's stock. Upon consummation of the Transaction, the non-utility subsidiaries and investments of SPS will become subsidiaries and investments of NC Enterprises, and certain of the non-utility subsidiaries of PSCo will become direct and indirect subsidiaries of NC Enterprises, certain others will remain subsidiaries of PSCo (as described below), and one, NC International, may become a direct subsidiary of NCE, or alternatively a direct or indirect subsidiary of NC Enterprises. NCE is also requesting approval of the terms of (1) the Utility Service Agreement (described below in Item 3.B.2), and (2) the Non-Utility Service Agreement (also described below in Item 3.B.2). NCE is also requesting approval of the acquisition by NC Enterprises of securities, directly and indirectly, of certain of the non-utility subsidiaries, affiliates, and investments of PSCo and of SPS. The two SPS subsidiaries, Quixx Corporation ("Quixx") and Utility Engineering Corporation ("UE") will be transferred through the sale by SPS of all of the outstanding common stock of such subsidiaries to NC Enterprises in exchange for debt of NC Enterprises. The subsidiaries of PSCo to be transferred to NC Enterprises, including NC International if NCE ultimately determines that it should be placed directly or indirectly under NC Enterprises, will be transferred by a declaration of a dividend of their stock to NCE and subsequent capital contribution of their stock to NC Enterprises or a subsidiary thereof. A chart of the proposed corporate structure of NCE following consummation of the Transaction is attached hereto as Exhibit E-6.

          The common shareholders of PSCo and SPS will receive one and 0.95 of one share of common stock, par value of $1.00 per share, of NCE ("NCE Common Stock"), respectively, and will become common shareholders of NCE (see Item 1.C.2 below). The Transaction will have no effect on the shares of preferred stock of PSCo and SPS issued and outstanding at the time of the consummation of the Transaction, each series of which and each share of which will remain unchanged. SPS presently has no shares of preferred stock outstanding. A copy of the Merger Agreement is incorporated by reference as Exhibit B-1 hereto.

B.   DESCRIPTION OF THE PARTIES TO THE TRANSACTION

     1.   GENERAL DESCRIPTION

          a.   PSCo

          PSCo was incorporated under the laws of the State of Colorado in 1924 and is a public utility holding company exempt from regulation by the Commission under the Act (except for Section 9(a)(2) thereof) pursuant to Section 3(a)(2) of the Act and Rule 2 thereunder. Pursuant to Rule 2, PSCo has filed a statement with the Commission on Form U-3A-2 for the year ended December 31, 1996, which statement and an amendment thereto are incorporated by reference as Exhibits H-3 and H-4 hereto.

          PSCo and Cheyenne are primarily engaged in providing electric and gas service in Colorado and Cheyenne, Wyoming. As of December 31, 1996, and December 31, 1995, PSCo provided electric utility service to approximately 1.1 million customers throughout Colorado, primarily in the Denver metropolitan and Front Range areas. At these same dates, Cheyenne provided electric utility service to 34,000 customers in the Cheyenne area. In addition, as of these same dates, PSCo and Cheyenne, respectively, provided gas utility service to approximately 950,000 and 27,000 customers. PSCo's and Cheyenne's service territories are shown in Exhibit E-1.

          PSCo is subject to regulation as a public utility under the Colorado Public Utilities Law as to retail electric and gas rates and other matters by the CPUC. Cheyenne is subject to regulation in connection with its electric and gas retail sales and other matters by the WPSC. PSCo and Cheyenne are also subject to regulation by the FERC with respect to the classification of accounts, rates for any wholesale sales of electricity, the interstate transmission of electric power and energy, interconnection agreements, issuances of securities not regulated by state commissions, if any, and acquisitions and sales of certain utility properties under the Federal Power Act. In addition, PSCo and Cheyenne are subject to regulation by the FERC under the Natural Gas Act of 1935, as amended. PSCo is also currently subject to regulation by the NRC in connection with its ownership of the Fort St. Vrain nuclear generating facility. This facility ceased operations on August 29, 1989. On March 22, 1996, all physical decommissioning work was completed in accordance with the terms of orders issued by the NRC, and it is currently expected that decommissioning site release activities will be completed in 1996 and that PSCo's NRC Part 50 license will be terminated in early 1997.

          PSCo directly owns a majority of the issued and outstanding common stock of nine non-utility companies. In addition, PSCo has a controlling interest in six small water and ditch companies, a general partner interest in a partnership engaged in gas storage, and minority interests in a number of limited partnerships.

          The common stock, par value of $5.00 per share, of PSCo ("PSCo Common Stock") is listed on the New York Stock Exchange ("NYSE"), the Chicago Stock Exchange, and the Pacific Stock Exchange. As of December 31, 1996, there were 64,818,759 shares of PSCo Common Stock and 2,874,892 shares of PSCo preferred stock outstanding. PSCo's principal executive office is located at 1225 Seventeenth Street, Denver, Colorado 80202. A copy of the Restated Articles of Incorporation of PSCo is incorporated by reference as Exhibit A-3.

          For the years ended December 31, 1996 and 1995, PSCo's operating revenues on a consolidated basis were approximately $2.17 billion and $2.11 billion, respectively, of which approximately $1.49 billion/$1.45 billion were derived from electric operations, $640 million/$625 million from gas operations, and $42 million/$37 million from other operations. Consolidated assets of PSCo and its subsidiaries at December 31, 1996 and 1995 were approximately $4.6 billion and $4.4 billion, respectively, consisting of approximately $2.7 billion/$2.6 billion in identifiable electric utility property, plant and equipment; approximately $805 million/$777 million in identifiable gas utility property, plant and equipment; and approximately $1.1 billion/$1.0 billion in other corporate assets.

          A more detailed summary of information concerning PSCo and its subsidiaries is contained in PSCo's Annual Reports on Form 10-K for the years ended December 31, 1996 and December 31, 1995, Quarterly Reports on Form 10-Q for the quarters ended March 31, 1996, June 30, 1996, and September 30, 1996, and Statement on Form U-3A-2 for the year ended December 31, 1996, copies of which are incorporated by reference as Exhibits H-1.1 and 1.2, H-5, H-6, H-7, H-3 and H-4, respectively.

          b.   SPS

          SPS, incorporated under the laws of the State of New Mexico in 1921, is a public utility company as defined in the Act. SPS is engaged in the generation, transmission, distribution, and sale of electric energy. It serves a population of approximately one million in a 52,000 square-mile area of the Panhandle and south plains of Texas, eastern and southeastern New Mexico, the Oklahoma Panhandle, and southwestern Kansas. SPS provides electric energy to 48 communities with a population of 2,000 or more: 37 in Texas, 9 in New Mexico, and 1 each in Oklahoma and Kansas. Approximately 56 percent of SPS's operating revenues during the twelve months ended August 31, 1996 (which constitutes SPS's 1996 fiscal year), excluding sales to other utilities, were derived from operations in Texas. A map showing SPS's service area is attached as Exhibit E-1.

          As a public utility under the laws of the states of Texas, New Mexico, Kansas, and Oklahoma, SPS is regulated by the PUCT, NMPUC, KCC, and the Oklahoma Corporation Commission (the "OCC"), respectively, as to its retail rates, services, accounts, depreciation, and acquisitions and sales of utility properties, and in other respects. In addition, issuances of securities by SPS are regulated by the NMPUC, and the issuances of securities secured by a lien on Oklahoma property are regulated by the OCC. SPS is also subject to regulation by the FERC with respect to borrowings and the issuance of securities not regulated by the state commissions listed above, if any, the classification of accounts, rates to any wholesale customers, the interstate transmission of electric power and energy, interconnection agreements, and acquisitions and sales of certain utility properties under the Federal Power Act.

          SPS also directly owns all of the issued and outstanding common stock of two corporations engaged in non-utility businesses, which are described in more detail below.

          The common stock of SPS, par value $1.00 per share (the "SPS Common Stock"), is listed on the NYSE, the Chicago Stock Exchange, and the Pacific Stock Exchange. As of December 31, 1995, and December 31, 1996, there were 40,917,908 shares of SPS Common Stock outstanding and as of December 31, 1996, there were no shares of preferred Stock outstanding. SPS may issue one or more series of preferred stock prior to the consummation of the Transaction, subject to obtaining the necessary regulatory approvals. SPS's principal executive office is located at SPS Tower, Tyler at Sixth, Amarillo, Texas 79101. A copy of the SPS Restated Articles of Incorporation is incorporated by reference as Exhibit A-4.

          On a consolidated basis, SPS's operating revenues, together with operating revenues of Quixx, UE, and their subsidiaries, for the calendar years ended December 31, 1996 and 1995, were approximately $967 million and $902 million, respectively, and its total assets at December 31, 1996 and 1995, were approximately $2.0 billion and $1.9 billion, respectively.

          More detailed information concerning SPS is contained in the Annual Report of SPS on Form 10-K for its fiscal year ended August 31, 1996, and Quarterly Report of SPS on Form 10-Q for its fiscal quarters ended November 30, 1996 and February 28, 1996, which are incorporated by reference as Exhibits H-2, H-8, and H-9.

          c.   NCE AND ITS SUBSIDIARIES AND INVESTMENTS

               i.   NCE

          NCE was incorporated under the laws of the State of Delaware on August 21, 1995 to become a holding company for PSCo and SPS following the Transaction and for the purpose of facilitating the Transaction. NCE filed a Restated Certificate of Incorporation on December 11, 1995. NCE has, and prior to the consummation of the Transaction will have, no operations other than those contemplated by the Merger Agreement to accomplish the Transaction. Following consummation of the Transaction, NCE will be a public utility holding company and will own all of the issued and outstanding common stock of PSCo, SPS, Cheyenne, NC Services, NC Enterprises, WGI, and PSCCC.

NC Enterprises will, in turn, own all of the issued and outstanding common stock of the SPS direct non-utility subsidiary companies and certain of the PSCo direct non-utility subsidiary companies, as described in Item 1.B.3. below. At present, the common stock of NCE, which consists of 200 issued and outstanding shares, is owned by PSCo and SPS, each of which owns 100 shares. A copy of the Restated Certificate of Incorporation of NCE is attached as Exhibit A-1.

               ii.  PSCo

          Following the consummation of the Transaction, PSCo will become a direct subsidiary of NCE. PSCo's utility operations and facilities are described in Item 1.B.2.a. below and its non-utility subsidiaries, affiliates, and investments and operations are described in Item 1.B.3.a. below. Under current plans, all of PSCo's existing non-utility subsidiaries, affiliates, and investments will become either direct or indirect subsidiaries, affiliates, and investments of NCE as explained in greater detail under Item 3.A.2.a.ii. below. The following existing PSCo direct subsidiaries will remain subsidiaries of PSCo: 1480 Welton, Inc. ("1480 Welton"), P.S.R. Investments, Inc. ("PSRI"), Fuel Resources Development Company ("Fuelco"), Green and Clear Lakes Company ("Green and Clear Lakes"), and several small water and ditch companies described in more detail in Item 3.A.2.a.ii. The remaining existing direct non-utility subsidiaries of PSCo, including e prime, inc. ("e prime"), will become subsidiaries of NC Enterprises, except WGI and PSCCC, both of which will become direct subsidiaries of NCE. (2) Moreover, after the completion of the Transaction, it is presently contemplated that after some interim period, but no later than September 30, 1997, NC International, which is presently a direct subsidiary of PSCo, will become (i) a direct subsidiary of e prime and thereby an indirect subsidiary of NC Enterprises, (ii) a direct subsidiary of NC Enterprises, or (iii) a direct subsidiary of NCE. In no event, however, will NC International remain a subsidiary of PSCo beyond the interim period.

               iii. SPS

          Following the consummation of the Transaction, SPS will become a direct subsidiary of NCE. SPS's utility operations and facilities are described in Item 1.B.2.b. below and SPS's non-utility subsidiaries and investments are described in Item 1.B.3.b. below. Under current plans, all of SPS's existing non-utility subsidiaries and investments will become indirect subsidiaries and investments of NCE through NC Enterprises, as explained in greater detail under
Item 3.A.2.a.ii. below.

------------------------------------
(2) After the consummation of the Transaction, PSCCC is expected to remain a direct subsidiary of PSCo for some interim period. The regulatory approval of the CPUC will be required before PSCCC can become a direct subsidiary of NCE.

               iv.  CHEYENNE

          Following the consummation of the Transaction, Cheyenne will become a direct subsidiary of NCE. Cheyenne's utility operations and facilities are described in Item 1.B.2.a. below. Cheyenne does not currently own any interest in any non-utility subsidiaries, affiliates, or investments.

               v.   PSCO MERGER CORP.

          Solely for the purpose of facilitating the Transaction proposed herein, PSCo Merger Corp. will be incorporated under the laws of the State of Colorado prior to the consummation of the Transaction. The authorized capital stock of PSCo Merger Corp. will consist of 100 shares of common stock, no par value ("PSCo Merger Corp. Common Stock"), all of which will be held by NCE. PSCo Merger Corp. has not had, and prior to the closing of the Transaction will not have, any operations other than the activities contemplated by the Merger Agreement necessary to accomplish the combination of PSCo Merger Corp. and PSCo as herein described.

               vi.  SPS MERGER CORP.

          Solely for the purpose of facilitating the Transaction proposed herein, SPS Merger Corp. will be incorporated under the laws of the State of New Mexico prior to the consummation of the Transaction. The authorized capital stock of SPS Merger Corp. will consist of 100 shares of common stock, no par value ("SPS Merger Corp. Common Stock"), all of which will be held by NCE. SPS Merger Corp. has not had, and prior to the closing of the Transaction will not have, any operations other than the activities contemplated by the Merger Agreement necessary to accomplish the combination of SPS Merger Corp. and SPS as herein described.

               vii. NC SERVICES

          NC Services has been incorporated in Delaware to serve as the service company for the NCE system. NC Services will provide PSCo, SPS, Cheyenne, and the other companies of the NCE system with a variety of administrative, management, engineering, construction, environmental, and support services. NC Services will provide these services directly or may contract with affiliated or non-affiliated entities as needed.

          NC Services will enter into individual service agreements with all of the direct and indirect subsidiaries and affiliates of NCE that utilize its services. Each service agreement will be one of two types: (1) the "Utility Service Agreement," which NC Services will enter into on an individual company basis with PSCo, SPS, Cheyenne, WGI, those present PSCo subsidiaries that currently support utility operations, (3) and NCE itself; and (2) the "Non-Utility Service Agreement," which NC Services will enter into on an individual company basis with other NCE subsidiaries and affiliates. A copy of the forms of Utility Service Agreement is included as Exhibit B-2, and a form of the Non-Utility Service Agreement is included as Exhibit B-3. Attached to both types of agreements will be an identical appendix entitled "Description of Services to be Provided by New Century Services, Inc. and Determination of Charges for
Such Services to the Operating Companies and Affiliates."

          The authorized capital stock of NC Services will consist of 1,000 shares of common stock, par value $.01 per share. Following consummation of the Transaction, all issued and outstanding shares of NC Services common stock will be held by NCE.

               viii.  NC ENTERPRISES

          NC Enterprises has been incorporated in Delaware to serve as a holding company for (and directly or indirectly acquire the outstanding capital stock of) the following non-utility subsidiary companies of PSCo and
SPS: e prime, Natural Fuels Corporation ("Natural Fuels"), Quixx, and UE.(4) NC Enterprises may also directly acquire the capital stock of NC International. Quixx has the following direct and indirect subsidiaries and investments: BCH Energy Limited Partnership, Vedco Louisville, L.L.C., Quixx Jamaica, Inc., KES Jamaica, L.P., Quixx Jamaica Power, Inc., KES Montego, Inc., Quixx Carolina, Inc., Carolina Energy Limited Partnership, Quixx WPP94, Inc., Windpower Partners 1994, L.P., Quixx Power Services, Inc., Quixx Resources, Inc., Quixx WRR, L.P., Quixlin Corp., Quixx Linden, L.P., Mosbacher Power Group, L.L.C., Mosbacher Power International, L.L.C., Quixx Borger Cogen, Inc., Borger Energy Associates, L.P., Quixx Mustang Station, Inc. and Denver City Energy Associates, L.P. UE currently has two wholly-owned subsidiaries -- Universal Utility Services Company ("Utility Services") and Precision Resource Company ("PRC") -- and one 49% owned subsidiary, Vista Environmental Services L.L.C. ("Vista Environmental"). e prime has the following direct subsidiaries: Young Gas Storage Company ("Young Gas"), Texas Ohio Gas, Inc. ("Texas Ohio Gas"), Texas Ohio Pipeline, Inc. ("Texas Ohio Pipeline"), ep3, L.P. ("ep3"), Johnstown Cogeneration Company, LLC ("Johnstown Cogeneration"), e prime

----------------------
(3)  These subsidiaries are PSCCC, 1480 Welton, Green and Clear Lakes, and
Fuelco.

(4) Prior to the anticipated closing of the Transaction, PSCo currently expects to establish a company (as yet unnamed) that will sell, finance, install, and service satellite receiver dishes and a variety of ancillary components to enable customers to receive direct broadcast satellite service. The provision of such services will be contingent upon the company's qualification as an ETC, or the subsequent approval of such activities by the Commission. NC Enterprises will directly hold this company after the consummation of the Transaction.

Telecom, Inc. ("e prime Telecom"), e prime Networks, Inc. ("e prime Networks"), e prime projects international, inc. ("e prime international"), e prime (Belize) Limited, and e prime Energy Marketing, Inc. ("e prime Marketing"). After the consummation of the Transaction, NC International may also become a wholly-owned subsidiary of e prime. Natural Fuels has the following direct subsidiaries: Natural/Total Limited Liability Company, Natural/Peoples Limited Liability Company, and Natural/Total/KN Limited Partnership. These companies are described below in Item 1.B.3.

          The authorized capital stock of NC Enterprises will consist of 1,000 shares of common stock, par value $.01 per share. Upon consummation of the Transaction, all issued and outstanding shares of NC Enterprises common stock will be held by NCE. NC Enterprises will also have issued debt to SPS in connection with its acquisition of UE and Quixx as more fully described in
Item 3.A.4 below.

               ix.  WESTGAS INTERSTATE, INC.

          WGI is a natural gas transmission company operating in Colorado and Wyoming that will be a wholly-owned subsidiary of NCE following consummation of the Transaction. WGI's interstate pipeline system consists of approximately
0.23 miles of 8-inch pipe, 11.45 miles of 4-inch pipe, a 300 foot 8-inch discharge main, and a meter station. The facilities extend from PSCo's Chalk Bluffs meter station in Weld County, Colorado, approximately two miles south of the Wyoming border, north to the WestGas Paraffin Meadows meter station in Laramie County, Wyoming. This meter station is interconnected with the Cheyenne distribution system, approximately four miles south of the City of Cheyenne, Wyoming.

          The system's peak day capacity is 13 MMcf, and annual throughput is 2,900 MMcf. Annual 1996 revenues were approximately $114,000. WGI currently serves only two customers: Cheyenne and Frontier Oil and Refining Company.

     2.   DESCRIPTION OF FACILITIES

          a.   PSCO

               i.   GENERAL

          For the years ended December 31, 1996 and 1995, PSCo and its utility subsidiaries sold the following amount of electric energy (at retail or wholesale) and distributed the following amount of natural or manufactured gas at retail:


                                       December, 1996    December 1995
                                       --------------    -------------
PSCo
     Kwh of electric energy sold     25,032,409,033        23,649,058,597
     Mcf of gas distributed at retail   155,863,429           148,646,374



Cheyenne
     Kwh of electric energy sold        822,093,297           805,091,065
     Mcf of gas distributed at retail     5,398,797             5,251,043


               ii.  ELECTRIC GENERATING FACILITIES AND RESOURCES

          As of December 31, 1996, PSCo had a total net generating capability of approximately 3303 MW available from the following units:

     Arapahoe: Arapahoe is located in Denver, Colorado and has an installed gross capacity of 262 MW and a net dependable capacity of 246 MW. Its major fuel source is coal.

     Cabin Creek: A pumped storage hydro station located near Georgetown, Colorado, Cabin Creek has a total capacity of 324 MW at maximum load and a net dependable capacity of 162 MW.

     Cameo: Cameo is located near Grand Junction, Colorado and has an installed gross capacity of 77 MW and a net dependable capacity of 72.7 MW. Its major fuel source is coal.

     Cherokee: Cherokee is located in Denver, Colorado and has an installed gross capacity of 784 MW and a net dependable capacity of 723 MW. Its major fuel source is coal.

     Comanche: Comanche is located near Pueblo, Colorado and has an installed gross capacity of 725 MW and a net dependable capacity of 660 MW. Its major fuel source is coal.

     Craig: Craig is located near Craig, Colorado and is comprised of three units, two of which are partially owned by PSCo. The total installed gross capacity of the units is 894 MW, of which PSCo has a 9.72% undivided ownership interest. PSCo's share in the installed gross capacity is 86.90 MW. Its share in the net dependable capacity is 83.20 MW. Its major fuel source is coal.

     Fort St. Vrain: Fort St. Vrain is located near Platteville, Colorado and is in the process of being repowered as a gas-fired combined cycle generating plant which will have installed capacity of 471 MW when the repowering is complete. The repowering of Phase 1A was completed in May 1996 with an installed gross capacity of 141.45 MW and a net dependable capacity of 126.75 MW. Phase 1B, scheduled for completion in 1998, will have an installed capacity of 102 MW, and Phase 2, scheduled for completion in 2000, will have an installed capacity of 239 MW. Its major fuel source is natural gas.

     Hayden: Hayden, located near Hayden, Colorado is comprised of two units, Units 1 and 2, which have gross maximum capabilities of 202.01 MW and
     285.96 MW, respectively. PSCo has a 75.5% undivided ownership interest in Unit 1 and a 37.4% undivided ownership interest in Unit 2. Its total share in the installed gross capacity of these units is 259.47 MW. Its total share in the net dependable capacity is 236.90 MW. Its major fuel source is coal.

     Pawnee: Pawnee is located near Brush, Colorado and has an installed gross capacity of 530 MW and a net dependable capacity of 495 MW. Its major fuel source is coal.

     Valmont: Valmont is located near Boulder, Colorado and has an installed gross capacity of 188 MW and a net dependable capacity of 178 MW. Its major fuel source is coal.

     Zuni: Zuni is located in Denver, Colorado and has an installed gross capacity of 115 MW and a net dependable capacity of 107 MW. Its major fuel source is coal.

          PSCo has six combustion turbine units at various locations. The total installed gross capacity of these units is 209 MW. The units' net dependable capacity is 171 MW.

          In addition to Cabin Creek, PSCo has 14 hydro units at various locations, including one station (two units) not owned by PSCo but operated by it under contract. These units have a total installed gross capacity of
     53.35 MW. The units' net dependable capacity is 36.55 MW. Seasonal hydro plant net dependable capabilities are based upon average water conditions and limitations for each particular season. The individual plant seasonal capabilities are sometimes limited by less than design water flow.

          PSCo has two diesel generators with a total of 5.5 MW installed gross capacity and net dependable capacity.

          PSCo purchases capacity and energy from various regional utilities as well as Qualifying Facilities ("QFs"), as that term is defined in the Public Utility Regulatory Policies Act of 1978 ("PURPA"), in order to meet energy needs of its customers. Together, PSCo and Cheyenne purchased approximately 37% of the total electric system energy input for 1995.

          PSCo's 1995 and 1996 summer peak loads, which occurred on August 11, 1995, and August 13, 1996, were 4262.2 MW and 4381.2 MW, respectively, and its 1995 and 1996 winter peak loads, which occurred on January 4, 1995, and January 30, 1996, were 3927.8 MW and 4028.0 MW, respectively.

          Cheyenne does not generate any electricity, but purchases all of its electric energy requirements from an unaffiliated electric utility. Cheyenne does own five small diesel generating units (nameplate rating of 2 MW each), which are held on cold standby and which have been contractually placed under the control of the unaffiliated electric utility company that supplies all of Cheyenne's electric energy requirements.

               iii. ELECTRIC TRANSMISSION FACILITIES

          PSCo's transmission system is located primarily within Colorado although small portions of two jointly-owned lines are located in New Mexico and Nebraska, both along the Colorado border. As of December 31, 1996, PSCo's transmission system consisted of approximately 112 circuit miles of 345 KV overhead lines; 1,916 circuit miles of 230 KV lines; 15 circuit miles of 230 KV underground lines; 65 circuit miles of 138 KV overhead lines; 999 circuit miles of 115 KV underground lines; 20 circuit miles of 115 KV underground lines; 344 circuit miles of 69 KV overhead lines; 143 circuit miles of 44 KV overhead lines; and 1 circuit mile of 44 KV underground lines. PSCo jointly owns with other utilities approximately 342 circuit miles of 345 KV overhead lines and 360 miles of 230 KV overhead lines, of which PSCo's share is 112 miles and 147 miles, respectively, which shares are included in the amounts referred to above.

          The system is interconnected with the systems of the following utilities with which PSCo has major firm purchase power contracts; capacity and energy are provided primarily by generating sources in the locations indicated:


Utility                            Location

Basin Electric Power Cooperative   Southeast Wyoming
PacifiCorp                         West & Northwest U.S.
                                   Northwest Colorado
Platte River Power Authority       Northcentral Colorado
Tri-State                          Southeast Wyoming and
                                   Northwest Colorado


          PSCo has wheeling agreements with the above, and with other utilities and public power agencies, which are utilized to provide capacity and energy to PSCo's system from time to time.

          PSCo's transmission system also interconnects with the system of the Western Area Power Administration ("WAPA").

          PSCo is a member of the Western Systems Coordinating Council (the "WSCC"), an interstate network of transmission facilities that are owned by public entities and investor-owned utilities. WSCC is the regional reliability council providing planning and coordination for member electric power systems in the Western United States. PSCo is also a member of the Western Systems Power Pool (the "WSPP") which is an economic power pool that operates an electronic bulletin board and acts as a clearinghouse for bulk power transactions among over 90 member utilities and marketers. The WSPP Agreement, to which PSCo is a signatory, originally provided for the sale and purchase of capacity, energy and transmission services at market-based rates with a cost-based floor and ceiling.(5) The WSPP Agreement was amended and refiled to comport with the transmission requirements of FERC Order No. 888, PROMOTING WHOLESALE COMPETITION THROUGH
OPEN ACCESS NON-DISCRIMINATORY TRANSMISSION SERVICES BY PUBLIC UTILITIES
(issued April 24, 1996) ("FERC Order No. 888").

          Cheyenne owns two 115 KV transmission line segments that total 25.5 miles in length that fall within and are operated by WAPA's Loveland control area.

               iv.  GAS FACILITIES

          The gas property of PSCo at December 31, 1996 consisted chiefly of approximately 15,304 miles of distribution mains ranging in size from 0.50 to 30 inches and related equipment. The Denver distribution system consisted of 8,691 miles of mains.

          The gas property of Cheyenne at December 31, 1996 consisted chiefly of approximately 551 miles of distribution/transmission mains ranging in size from 1 to 16 inches and related equipment.

               v.   OTHER

          PSCo owns and operates four underground gas storage facilities:
Roundup, Asbury, Fruita (all conventional depleted gas reservoirs), and Leyden (a converted mined cavern). These combined facilities have a maximum working volume of 18,974,000 Mcf, and a maximum daily send out capacity of 252,000 Mcf/ day.

          PSCo's steam heating property at December 31, 1996 consisted of 10.5 miles of transmission, distribution, and service lines in the business district of Denver, including a steam transmission line connecting the steam heating system with PSCo's Zuni electric power plant. Steam is supplied from boilers installed at PSCo's Denver Steam Plant, which has a capability of 295,000 pounds of steam per hour under sustained load. An additional 300,000 pounds of steam per hour is available from PSCo's Zuni electric generating plant on a peak demand basis. PSCo also owns service and office facilities in Denver and other communities located throughout its service territory.

          In addition PSCo and its subsidiaries own other property, plant, and equipment supporting their electric and gas utility functions.


-------------------
(5)  SPS is also a member of the WSPP.

          b.   SPS

               i.   GENERAL

          For the fiscal year 1995 and calendar year 1996, SPS sold 20.3 billion and 21.1 billion, respectively, kwh of electric energy (at retail and wholesale).

               ii.  ELECTRIC GENERATING FACILITIES

          At December 31, 1996, SPS had a total of 4135 MW net generation capability.

          SPS's steam generation stations have a combined net capability of 3990 MW. These stations are:

     Harrington: Harrington, located near Amarillo, TX, has a net capability of 1066 MW. Its principal fuel source is coal.

     Tolk: Tolk, located near Muleshoe, TX, has a net capability of 1080 MW. Its principal fuel source is coal.

     Jones: Jones, located near Lubbock, TX, has a net capability of 486 MW. Its principal fuel source is natural gas.

     Plant X: Plant X, located near Earth, TX, has a net capability of 442 MW. Its principal fuel source is natural gas.

     Nichols: Nichols, located near Amarillo, TX, has a net capability of 457 MW. Its principal fuel source is natural gas.

     Cunningham: Cunningham, located near Hobbs, NM, has a net capability of 267 MW. Its principal fuel source is natural gas.

     Maddox: Maddox, located near Hobbs, NM, has a net capability of 118 MW. Its principal fuel source is natural gas.

     Moore County: Moore County, located near Sunray, TX, has a net capability of 48 MW. Its principal fuel source is natural gas.

     CZ-2: CZ-2, located near Pampa, TX, has a net capability of 26 MW. Its principal fuel source is purchased steam.

          SPS's other electric generation facilities -- gas turbines and diesel engines -- have a total net capability of 145 MW. These stations are:

     Carlsbad (gas turbine): Carlsbad, located in Carlsbad, NM, has a net capability of 16 MW.

     CZ-1 (gas turbine): CZ-1, located near Pampa, TX, has a net capability of 13 MW.

     Maddox (gas turbine): Maddox, located near Hobbs, NM, has a net capability of 76 MW.

     Riverview (gas turbine): Riverview, located near Borger, TX, has a net capability of 25 MW.

     Tucumcari (diesel engine): Tucumcari, located in Tucumcari, NM, has a net capability of 15 MW.

          SPS's summer peak loads for its fiscal years 1995 and 1996, which occurred on July 28, 1995, and August 6, 1996, were 3952 MW and 3876 MW, respectively, and its 1995 and 1996 winter peak loads, which occurred on February 28, 1995, and January 31, 1996, were 2486 MW and 2671 MW, respectively.

               iii. ELECTRIC TRANSMISSION FACILITIES

          As of December 31, 1996, SPS's transmission system consisted of 319 circuit miles of 345 KV lines, 1,524 circuit miles of 230 KV lines, 2,361 circuit miles of 138 KV lines, and 1,839 circuit miles of 69 KV lines. SPS is in the southwest corner of the Eastern Interconnection of the United States and is a member of the Southwest Power Pool ("SPP"), one of the seven reliability councils in the Eastern Interconnection. SPS is bordered to the south and southeast by the Electric Reliability Council of Texas ("ERCOT") and to the west by the WSCC. SPS is not interconnected with ERCOT.

          SPS is connected with utilities west of its service territory through two high voltage direct current (HVDC) interconnections in New Mexico and has four interconnecting transmission lines with utilities of the SPP. These interconnections are described in the following table:


                                                             Voltage (kilovolts)
                                                             -------------------
                                                                            Other
   Location             Interconnecting Utility            The Company     Utility
   --------             -----------------------            -----------     -------


Near Artesia, NM      El Paso Electric Co. and
                      Texas-New Mexico Power Co.               230*          345

Near Clovis, NM       Public Service Company of
                      New Mexico                               230*          345
Near Oklaunion,       Public Service Company of
TX                    Oklahoma                                 345           345
Near Elk City,        Public Service Company of
OK                    Oklahoma                                 230           230
Near Shamrock,        West Texas Utilities
TX                                                             115           115
Near Guymon, OK       West Plains Energy                       115           115


     *These are HVDC interconnections owned by the interconnecting utilities. SPS has scheduling capabilities over these facilities through the WSPP agreement and pursuant to agreements with the interconnecting utilities.

          Transactions with the SPP are handled through interties near Elk City and Guymon, Oklahoma, and Shamrock and Oklaunion, Texas. These interties allow SPS to sell energy to or to purchase energy from the eastern electrical grid. Sales through eastern interties accounted for 2.0%, 1.0%, and 1.0% of fiscal 1995, fiscal 1996, and calendar year 1996 total sales, respectively.

          HVDC interconnections link SPS with the western electrical grid of the United States. SPS purchases and sells energy through HVDC interties near Artesia and Clovis, New Mexico. Sales through these interties accounted for 4.1%, 3.2%, and 4.1% of fiscal 1995, fiscal 1996, and calendar year 1996 total sales, respectively.

               iv.  OTHER

          In addition, SPS and its subsidiaries own property, plant and equipment supporting their electric utility functions.

     3.   NON-UTILITY

          a.   PSCo

          PSCo presently has nine direct non-utility subsidiaries.(6) Eight of these subsidiaries are wholly-owned: WGI, e prime, NC International, 1480 Welton, PSCCC, PSRI, Fuelco, and Green and Clear Lakes. PSCo owns 80.03% of the capital stock of Natural Fuels. WGI is a natural gas transmission company operating in Colorado and Wyoming (see Item I.B.1.c.vi.); e prime directly or indirectly offers energy related products and services to energy-using customers and to selected segments of the utility industry, and holds or will hold interests in QFs, EWGs, FUCOs, and ETCs; NC International has been formed to hold a 50% interest in Yorkshire Electricity Group plc(7) and other investments in EWGs and FUCOs; Fuelco has been engaged in the exploration for, and the development and production of, natural gas and oil, principally in Colorado, but now is a corporation in dissolution under Colorado law; 1480 Welton is a real estate company which owns certain of PSCo's real estate interests for use in its utility business; PSRI owns and manages company owned life insurance (COLI) policies on certain past and present employees, the benefits from which are to provide future funding for general corporate purposes; PSCCC is a company that finances (factors) certain of PSCo's current assets; Green and Clear Lakes owns water rights and storage facilities for water used at PSCo's Georgetown Hydroelectric Station; and Natural Fuels sells compressed natural gas as a transportation fuel to retail markets, converts vehicles for natural

----------------------
(6) Prior to the consummation of the Transaction, PSCo also expects to establish a new ETC. See note 4, SUPRA.

(7) In an order issued on February 19, 1997, in File No. 70-8985, the Commission authorized PSCo to acquire its indirect interest in Yorkshire Electricity Group plc pursuant to Section 3(b) of the Act and Rules 10 and 11 thereunder.

gas usage, constructs fueling facilities, and sells miscellaneous fueling facility equipment.

          e prime has the following direct subsidiaries and investments: Young Gas, a wholly-owned subsidiary, which holds a 47.5% interest in a limited partnership which owns an underground gas storage facility; Texas Ohio Gas, a wholly-owned subsidiary, which provides natural gas and retail electric marketing services; Texas Ohio Pipeline, a wholly-owned subsidiary, which owns and operates a 900 foot interstate gas pipeline linking the pipelines of Texas Eastern Corporation and Tennessee Gas Pipeline; ep3 (of which e prime holds a 20% general partnership interest and a 30% limited partnership interest), which was formed to engage, or invest, in the business of marketing, developing, financing, constructing, managing and operating, electrical energy transmission, distribution or generation facilities or providing consulting services related thereto, in Latin America and other emerging foreign markets; Johnstown Cogeneration, a limited liability company (of which e prime has a 50% ownership interest), which owns a 3 MW QF located in Johnstown, Colorado; e prime Telecom, which will provide long-haul fiber capacity on a wholesale basis to non-associate companies and seek qualification as an ETC under Section 34 of the Act and the Federal Communications Commission's ("FCC") regulations implementing that section; e prime Networks, which will provide remote meter reading services to PSCo and other utilities using a fixed network; e prime international, which has been formed to hold investments in EWGs and FUCOs and presently has a 25% interest in Kazak Power Partners Limited, which owns the Karaganda Steam Power Station GRES 2 ("Karaganda II"), an EWG located in Topar, Kazakstan, and which wholly owns e prime operating, inc., which has entered into a contract to operate Karaganda II and intends to operate other EWGs; e prime (Belize) Limited, which has been formed to acquire an interest in an EWG in Belize; 8 and e prime Marketing, which has been formed to engage in the electric and gas marketing activities that e prime is currently engaging in directly.

          NC International owns a 50% interest in Yorkshire Power Group Limited, which through a wholly-owned subsidiary Yorkshire Holdings plc, has completed a tender offer to acquire Yorkshire Electricity Group plc, a regional electric company operating in the United Kingdom. PSCo has obtained authorization from the Commission to acquire the contemplated interest in Yorkshire Electricity Group plc. See File No. 70-8985. After the consummation of the Transaction, NC International will become a wholly-owned subsidiary of e prime, of NC Enterprises, or of NCE directly. It will not remain a subsidiary of PSCo except during an interim period. After such transfer from PSCo to one of these affiliates, Yorkshire Electricity Group plc will be qualified as a FUCO under
Section 33 of the Act.

--------------------
(8) It is not presently expected that e prime (Belize) Limited will actually acquire an interest in the project, and therefore it may be dissolved in the near future.

It is presently contemplated that NC International may acquire interests in or operate other FUCOs. (9)

          Natural Fuels has the following direct subsidiaries and investments:
A 50% ownership interest in Natural/Total Limited Liability Company ("Natural/Total"), a Wyoming L.L.C., which owns and operates natural gas fueling stations located at Total Petroleum Gas Stations in Colorado; a 50% profits interest (25% capital interest) in Natural/Peoples Limited Liability Company, a Wyoming L.L.C., which owns and operates one natural gas fueling station located in Castle Rock, Colorado; and a 67% ownership interest through Natural/Total in Natural/Total/KN Limited Partnership, which owns the profits interests in the natural gas fueling stations located at Total Petroleum sites in the Colorado towns of Grand Junction and Glenwood Springs.

          PSCo holds a greater than 50% interest in several other relatively small ditch and water companies: namely, East Boulder Ditch Company, Hillcrest Ditch and Reservoir Company, United Water Company, Consolidated Extension Canal Company, Enterprise Ditch Company, and Las Animas Consolidated Canal Company. PSCo also holds a less than 50% interest in the following small ditch and water companies: namely, Fisher Ditch Water Company, Bough Lateral Ditch Company, Beenan Irrigating Ditch and Milling Company and Jones and Donelley Ditch Company. (These companies are collectively referred to as the "Ditch Companies.") These Ditch Companies' capital requirements are not significant and are not consolidated in PSCo's financial statements or statistical data. 10 Each of these ditch and irrigation companies was acquired for the purpose of providing cooling water for generation facilities. All but two of them are currently utilized in that capacity. The remaining two companies are being held in anticipation of the need to build additional generation facilities in the future.

          Together, at December 31, 1996, and at December 31, 1995, PSCo's investments in its non-utility subsidiaries constituted less than four percent of the consolidated book value of the assets of both PSCo and its subsidiaries.

          A corporate chart of PSCo and its subsidiaries, showing their non-utility interests, is filed as Exhibit E-4.

--------------------
(9) PSCo through NC International (or alternatively e prime) expects to acquire prior to the closing of the Transaction for $2 million a minority interest in Independent Power Corporation PLC ("IPC"), a British company that is in the business of developing, owning, and operating foreign generating plants.

(10) The aggregate revenues of the five Ditch Companies in which PSCo holds a 50% or greater interest at December 31, 1996 were $144,270. Their aggregate assets at that time were $148,170.

          A discussion of the bases on which the businesses of these subsidiaries may be retained is set forth in Item 3.A.2.a.

          b.   SPS

          SPS wholly owns two direct non-utility subsidiaries, UE and Quixx. No assets of Quixx or UE are presently, or will following the consummation of the Transaction be, included in the rate base of any public utility company within the NCE system. UE is a wholly-owned subsidiary formed in 1986. It is engaged in a variety of engineering, development, design, procurement, construction and other related services. UE also owns twenty-five electric substations. These substations are leased to twelve industrial customers of SPS. UE employs approximately 120 employees. In addition, it is contemplated that approximately fifty-five to seventy-five employees of PSCo will be transferred to UE upon consummation of the Transaction. UE's assets at December 31, 1996, and December 31, 1995, were approximately $47.8 million and $43.4 million, respectively, and total revenues for calendar years 1996 and 1995 were $21.1 million and $29.8 million, respectively. UE is primarily involved in projects for nonaffiliate customers, providing general engineering, development, design, procurement, construction and other related services. SPS is one of UE's major clients. UE also works jointly with Quixx on cogeneration and other independent power and related projects, providing such services. It is intended that UE will service primarily unaffiliated customers, and for fiscal 1996 and calendar 1996, approximately $14.7 million and $14.1 million, or 69.5% and 66.7%, respectively, of UE's revenues were derived from unaffiliated customers.

          Quixx is a wholly-owned subsidiary formed in 1986. Its primary business is investing in and developing cogeneration and energy-related projects. In 1996, Quixx invested $9.8 million in such projects. Quixx operates, as a division, Amarillo Railcar Services, a railcar maintenance facility that provides inspection, light and heavy maintenance, and storage for unit trains. A majority of these services are provided for railcars that transport coal for use by SPS. In addition, Quixx has royalty interests in coal and other minerals produced and to be produced from certain New Mexico properties owned by the Pittsburgh and Midway Coal Mining Company. Quixx also finances sales of heat pumps and markets other non-utility goods and services. Quixx employs approximately 45 employees. Quixx's assets at December 31, 1996 and December 31, 1995 were approximately $80.6 million and $86.0 million, respectively, and total revenues for calendar years 1996 and 1995 were $18.0 million and $19.7 million, respectively.

          UE owns 49% of Vista Environmental. Vista Environmental performs environmental consulting services, client-regulatory interfacing, site assessments, due diligence, waste management planning, remedial action design and implementation, groundwater valuation, mineral surveys, and on-site field supervision in both the private and governmental sectors and is providing site remediation services, and will continue to provide site remediation and other services, to SPS and may in the future provide such services to NCE's utility subsidiaries and non-utility subsidiaries and affiliates. Annual revenues to UE from Vista Environmental are approximately $675,000. UE's investment in Vista Environmental is $175,000.

          UE currently has two wholly-owned subsidiaries: Utility Services, and PRC.

          Utility Services provides services related to the engineering, design, procurement, and construction of cooling towers for power plants, as well as plant construction, distribution, operation and maintenance activity, resource recovery, and wood product fabrication (cooling tower components and utility pole crossarms)to unaffiliated parties. Such services may also be provided to utility and non-utility subsidiary companies and affiliates. Utility Services contracts with SPS for personnel to perform transmission substation operations and maintenance for third parties. Following the Transaction, these transactions for personnel will be made in accordance with the requirements of Rules 87, 90, and 91 under the Act.

          PRC provides a technical personnel resource database service. Its database is comprised of names of unaffiliated individuals with technical expertise who can be dispatched to provide temporary services for various projects to associate companies and unaffiliated parties.

          Quixx has nine wholly-owned subsidiaries, eight of which hold partnership interests in various energy-related limited partnerships. In addition, Quixx directly holds interests in four other entities. 11 The following is a description of Quixx's subsidiaries and investments:

          Quixx holds a 42% limited partnership interest in BCH Energy Limited Partnership ("BCH"), which owns a waste-to-energy facility located near Fayetteville, North Carolina. The operation of the BCH facility has been suspended. The Facility provided steam to a Du Pont De Nemours & Company ("Du Pont") plant near Fayetteville and electric power to Carolina Power & Light Company. In December of 1996, because of the operational problems that rendered the project not economically viable, Quixx wrote off approximately $16 million, representing its entire investment in the project.

--------------------
(11) Such entities do not include Lindsay Cogeneration, L.P. At the time of the filing of the initial Application/Declaration, Quixx had an additional investment entitled Lindsay Cogeneration, L.P. Notice of dissolution of that partnership was sent to the partnership on December 27, 1996, and the dissolution will be effective on March 27, 1997, at which time the appropriate filings will be made with the California authorities.

     Quixx holds a 95% interest in Vedco Louisville L.L.C., which owns a facility consisting of two gas-fired boilers providing steam to a Du Pont plant in Louisville, Kentucky.

     Quixxs Jamaica, Inc. owns a 99% limited partnership interest in KES Jamaica, L.P., an EWG which owns a 42.3 megawatt oil-fired combustion turbine power plant located in Montego Bay, Jamaica, W.I., and sells electricity to Jamaica Power Services. The remaining 1% general partnership interest is owned by KES Montego, Inc. Quixx Jamaica Power, Inc. has reached an agreement in principle to acquire 100% of the stock of KES Montego, Inc. Both Quixx Jamaica, Inc. and Quixx Jamaica Power, Inc. are wholly-owned subsidiaries of Quixx.

          Quixx holds a 32-1/3% limited partnership interest and, through Quixx Carolina, Inc., a wholly-owned subsidiary of Quixx, a 1% general partnership interest in Carolina Energy, Limited Partnership ("Carolina Energy"), which is developing, and will own and operate solid waste fueled cogeneration facilities in Wilson and Lenoir Counties, North Carolina, which will provide steam to a Du Pont plant and will sell electric power to Carolina Power & Light Company. The project is a companion to the BCH project described above, and Quixx and the other debt and equity owners of the project are currently studying the economic viability of it. Quixx has approximately $13.2 million invested in this project.

          Quixx holds a 24.67% limited liability partnership interest and, through Quixx WPP94, Inc., a wholly-owned subsidiary of Quixx, a 0.33% general partnership interest in Windpower Partners, 1994, L.P., which owns a 35 megawatt windplant in Texas and sells the electricity to the City of Austin and the Lower Colorado River Authority.

          Quixx Power Services, Inc. ("QPS"), a wholly-owned subsidiary of Quixx, has operated and maintained the BCH facility in North Carolina and will operate and maintain the Linden cogeneration facility and KES Jamaica facility.

          Quixx has recently entered into a memorandum of understanding with Golden Spread Electric Cooperative, Inc. and an unaffiliated independent power producer (the "PP") to construct a 488 MW combined cycle generating facility to be called the Mustang Station which, subject to obtaining regulatory approvals, would be completed by 1998. Golden Spread and a limited partnership called Denver City Energy Associates, L.P. ("Denver City Energy Associates") (of which the PP and Quixx will be the general partners and in which each will have a 50% interest) would each own a 50% undivided interest in the Station. Quixx will hold its interest in Denver City Energy Associates through a wholly-owned subsidiary, Quixx Mustang Station, Inc. The power from the Station would be supplied principally to Golden Spread. The Station will be interconnected with the SPS system. The limited partnership will be an EWG and the PP will be the Project Manager. UE and certain unaffiliated third parties submitted a bid in a competitive bidding process conducted by the PP to engineer, procure, and construct the Station. UE's bid was not accepted.

          Quixx holds a 1% general partnership interest and, through Quixx Resources, Inc., a wholly-owned subsidiary of Quixx, a 99% limited partnership interest in Quixx WRR, L.P., which will hold all of Quixx's water rights located in Roberts, Gray, Hutchinson and Carson Counties, Texas.

          Quixx holds a 99% limited partnership interest and through Quixlin Corp., a wholly-owned subsidiary of Quixx, a 1% general partnership interest in Quixx Linden, L.P., which will construct a 23 MW cogeneration facility that will provide electricity, steam and compressed air to General Motors at its plant located in Linden, New Jersey. This project will be a QF. At least 50% of Quixx's interest will be sold to an unaffiliated party upon completion of the facility. UE was selected through a competitive bidding process to engineer, procure equipment and parts for, and construct the facility.

          In February, 1997, Quixx announced it will hold a 50% interest in the proposed 216 MW cogeneration plant that would be located at the Phillips Refinery Complex near Borger, Texas. Quixx will hold this interest through a wholly-owned subsidiary, Quixx Borger Cogen, Inc. ("Borger CoGen"), which will in turn be a 50% partner of Borger Energy Associates, L.P., the owner of the plant. Quixx will share ownership of the facility with LS Power. The plant will be a QF. Construction is expected to begin in 1997 and the plant is expected to be operational in the summer of 1998.

          Quixx has recently executed an agreement to purchase a 50% membership interest in Mosbacher Power Group, L.L.C. and Mosbacher Power International, L.L.C. (together the "Mosbacher Companies"), which are independent power development companies with interests in the development stage in Cambodia, Colombia, Mexico, and Brazil. It is contemplated that all of the projects to be developed by the Mosbacher Companies will be EWGs or FUCOs.

          Together, SPS's investments in its non-utility subsidiaries constituted approximately 15% and 16% of the consolidated book value of the assets of SPS and its subsidiaries at December 31, 1996 and August 31, 1996, respectively.

          UE and Quixx had net earnings in the aggregate of approximately $2.0 million (including $7.7 million from the sale of water rights and a $10.4 million loss from the write-off of the BCH Project) and $12 million (including $7.7 million from the sale of water rights) in calendar 1996 and fiscal 1996, respectively.

          A corporate chart of SPS and its subsidiaries and investments, showing their non-utility interests, is filed as Exhibit E-5.

          A discussion of the bases on which the businesses of these subsidiaries and investments may be retained is set forth in Item 3.A.2.a.

C.   DESCRIPTION OF TRANSACTION

     1.   BACKGROUND AND NEGOTIATIONS LEADING TO THE PROPOSED TRANSACTION

          PSCo and SPS have had numerous discussions over the past several years related to various means of better utilizing their facilities, including pursuing possibilities to enter into joint ventures for the construction of various generation and transmission facilities. In addition, PSCo and SPS share the view that fundamental changes in the electric energy industry are inevitable and that such changes are leading to greater competition in a once monopolistic industry.

          The Energy Policy Act of 1992 (the "1992 Act") granted the FERC the authority to order electric utilities to provide transmission service to other utilities and to other buyers and sellers of electricity in the wholesale market. The 1992 Act also created a new class of power producers, exempt wholesale generators ("EWGs"), that are exempt from regulation under the Act. The exemption from regulation under the Act of EWGs has increased the number of entrants into the wholesale electric generation market, thus increasing competition in the wholesale segment of the electric utility industry.

          Commencing in December 1993, pursuant to its authority under the 1992 Act, the FERC issued a number of orders in specific cases directing utilities to provide transmission services. Under the FERC's evolving transmission policies, utilities are being required to offer transmission services to third parties on a basis comparable to service that the utilities provide themselves. On
April 7, 1995, the FERC issued a notice of proposed rule making under which it proposed to implement on a comprehensive basis the comparable transmission service policies it has developed in specific cases. The notice of proposed rulemaking culminated in the issuance of FERC Order No. 888 on April 24, 1996. The FERC's actions to date and its transmission rulemaking proceeding have increased the availability of transmission services, thus creating greater competition in the wholesale power market.

          In addition, state regulatory bodies in certain states have initiated proceedings to review the basic structure of the industry. These bodies are considering proposals to require some measure of competition in the retail portion of the industry.

          With the passage of the 1992 Act and the rapidly changing utility environment in general, both PSCo and SPS began investigating their individual strategic options related to the new competitive landscape. Both companies reached the same conclusions:

          1. A key to future success would be to become a quality low cost provider;

          2. Size would be a key factor related to the various options that could be provided to meet customer demands and further reduce costs; and

          3. Financial strength would be essential in the changing environment.

          On March 29, 1995, following an electric utility industry meeting in Washington, D.C., senior management from both PSCo and SPS met to discuss a variety of business opportunities the two companies could jointly pursue as part of the changing environment, including a possible merger.

          Soon after this meeting, PSCo engaged the law firm of LeBoeuf, Lamb, Greene & MacRae, L.L.P. ("LeBoeuf Lamb") to advise it with respect to the potential business combination, and SPS engaged the law firm of Cahill Gordon & Reindel ("Cahill Gordon") to advise it with respect to the potential business combination.

          On May 12, 1995, certain PSCo employees met with certain SPS employees to discuss, among other items, (i) the hiring of Deloitte & Touche LLP ("Deloitte & Touche") to assist the managements of PSCo and SPS in preparing a detailed synergy analysis; (ii) establishing a timetable to investigate a possible merger; (iii) the financial and operational modeling and analysis that would be required; and (iv) the exchange of preliminary information requests.
On May 12, 1995, a Confidentiality and Standstill Agreement was signed between PSCo and SPS. Pursuant to that agreement, the two companies and their representatives agreed to provide non-public information to each other with a view toward exploring a possible business combination.

          Following those preliminary discussions, PSCo engaged Barr Devlin & Co. Incorporated ("Barr Devlin") to act as its financial advisor in connection with a possible business combination with SPS, and SPS engaged Dillon, Read & Co. Inc. ("Dillon Read") to act as its financial advisor in connection with the possible business combination with PSCo.

          During the months of June, July and August of 1995, PSCo and SPS management personnel and representatives of Deloitte & Touche had numerous meetings in Dallas and Denver to analyze all aspects of the synergy study (e.g., operations and maintenance, capacity deferrals, fuel savings, and other corporate programs). In these meetings, PSCo and SPS management personnel, with the assistance of Deloitte & Touche, analyzed potential savings that would be created by the Transaction and that could not be obtained absent the Transaction, and savings that would be accelerated as result of the merging of the operations of the two companies. Costs of achieving the merger-related savings, as well as savings which were already planned to be achieved through other means, were also identified and quantified so that the synergy savings would be a "net" amount. In addition, preliminary due diligence activities and financial and operating modeling assumptions were discussed, and conferences were held between the respective financial advisors and counsel with respect to merger-related matters. In July, representatives of LeBoeuf Lamb and Cahill Gordon began drafting the Merger Agreement. Throughout this period, the Boards of Directors of PSCo and SPS discussed various aspects of the Transaction and the status of the negotiations.

          On August 22, 1995, the PSCo Board met to review and approve the Mergers. Barr Devlin rendered its written fairness opinion, provided the PSCo Board with information supporting that opinion, and discussed in detail the analysis underlying its opinion. The PSCo management and its legal advisors also made presentations reviewing the transaction, including valuation issues, legal issues, and issues concerning the Merger Agreement and related documents. After the presentations, the PSCo Board approved the Merger Agreement and related documents.

          On August 22, 1995, the SPS Board met to approve the Mergers. SPS management and its legal and financial advisors made presentations reviewing the transaction (valuation, legal, Merger Agreement and related documents). Dillon Read delivered its fairness opinion to the SPS Board. After the presentations, final negotiations were held with representatives of PSCo regarding the conversion ratio. At the conclusion of those discussions and negotiations, the SPS Board unanimously approved the Merger Agreement and related documents.

          On January 31, 1996, the shareholders of PSCo and SPS, respectively, met and voted to approve the Transaction.

          Additional information regarding the background of the Transaction is set forth in the NCE Registration Statement on Form S-4 (Exhibit C-1 hereto).

     2.   MERGER AGREEMENT

          The Merger Agreement provides for SPS Merger Corp. to be merged with and into SPS, and PSCo Merger Corp. to be merged with and into PSCo. The Merger Agreement is incorporated by reference as Exhibit B-1.

          Under the terms of the Merger Agreement, upon consummation of the
Transaction:

     - each issued and outstanding share of PSCo Common Stock, 12 together with appurtenant rights, shall be converted into

--------------------
(12) Other than treasury and certain other shares that will be canceled, fractional shares and shares held by holders who dissent in compliance with Colorado law.

          the right to receive one share of NCE Common Stock (the "PSCo Conversion Ratio");

     - each issued and outstanding share of SPS Common Stock, 13 together with appurtenant rights, shall be converted into the right to receive
          0.95 of one share of NCE Common Stock (the "SPS Conversion Ratio" and, together with the PSCo Conversion Ratio, the "Conversion Ratios");

     - each share of PSCo Merger Corp. Common Stock issued and outstanding prior to the Transaction will be converted into one share of Common Stock of PSCo as the surviving corporation;

     - each share of SPS Merger Corp. Common Stock issued and outstanding prior to the Transaction will be converted into one share of Common Stock of SPS as the surviving corporation; and

     - all shares of capital stock of NCE issued and outstanding immediately prior to the Transaction will be canceled.

The shares of preferred stock of PSCo and any shares of preferred stock of SPS outstanding at the time of the consummation of the Transaction will remain preferred stock of PSCo and SPS, respectively. The Transaction is conditioned on being tax-free to PSCo and SPS shareholders (except as to dissenters' rights and fractional shares.) Based on the capitalization and the Conversion Ratios of PSCo and SPS on December 1, 1995, the shareholders of PSCo and SPS would own securities representing approximately 62.0% and 38.0%, respectively, of the outstanding shares of common stock.

          The Transaction is subject to customary closing conditions, including the receipt of the requisite shareholder approvals of PSCo and SPS and all necessary governmental approvals, including the approval of the Commission.

          The Transaction is designed to qualify as a tax-free reorganization under Section 351 of the Internal Revenue Code of 1986, as amended. PSCo and SPS believe that the Transaction will be treated as a "pooling of interests" for accounting purposes.

D.   PSCo AND SPS BENEFIT PLANS

          PSCo and SPS currently have eight plans which involve the issuance of shares of the companies' common stock to participating employees, or, in the case of dividend reinvestment plans,

--------------------
(13) Other than those shares that will be canceled, fractional shares and shares held by holders who dissent in compliance with New Mexico law.

shareholders. They are as follows: the PSCo Employee Savings and Stock Ownership Plan, the PSCo Omnibus Incentive Plan, the PSCo Automatic Dividend Reinvestment and Common Stock Purchase Plan, the SPS Directors' Deferred Compensation Plan, the SPS 1989 Stock Incentive Plan, the SPS Employee Investment Plan, the SPS Dividend Reinvestment and Cash Payment Plan for Employees, and the SPS Dividend Reinvestment and Cash Payment Plan for Shareholders.

          It is anticipated that for an undetermined period of time after the consummation of the Transaction all such PSCo and SPS plans, except the dividend reinvestment plans, the PSCo Omnibus Incentive Plan, and the SPS 1989 Stock Incentive Plan, will be maintained on substantially the same terms, except that shares of NCE Common Stock will be used instead of PSCo Common Stock and SPS Common Stock. It is also anticipated that the PSCo Dividend Reinvestment Plan and the two SPS Dividend Reinvestment Plans will be terminated in connection with the consummation of the Transaction to be replaced by an NCE dividend reinvestment plan (the "NCE DRIP"). NCE filed a separate Form U-1 Application/Declaration (File No. 70-9007) seeking authorization from the Commission as required in connection with NCE shares to be issued in financing transactions following consummation of the Transaction, including shares to be issued under the PSCo or the SPS plans or the NCE DRIP. In such Form U-1, NCE system companies also requested authorization for various financing transactions and for the retention of a financing entity, Southwestern Public Service Capital I.(14)

          At some point subsequent to the consummation of the Transaction, it is intended that certain stock-based plans of NCE (the "NCE Stock-Based Benefit Plans") will replace the PSCo or SPS benefit plans with a similar name. It is intended that each of the NCE Stock-Based Benefit Plans will contain substantially the same provisions as the existing PSCo or SPS plans with similar name. The NCE Stock-Based Benefit Plans may be adopted and approved by PSCo and SPS, as the shareholders of NCE, prior to the consummation of the Transaction. NCE has sought authorization from the Commission as required in connection with NCE shares to be issued under the NCE Stock Based Benefit Plans in the above-referenced filing (File
No. 70-9007).

E.   MANAGEMENT AND OPERATIONS OF NCE FOLLOWING THE MERGER

          Pursuant to the Merger Agreement, the NCE Board consists of fourteen members, eight designated by PSCo and six by SPS. Upon consummation of the Transaction, the NCE Board of Directors shall have four committees as follows: an audit committee, a compensation committee, a finance committee, and a nominating and civic responsibility committee. PSCo and SPS each shall designate the

-------------------
(14) Applicants also request that SPS be authorized to retain Southwestern Public Service Capital I, a wholly-owned trust, that issued the trust preferred securities and loaned proceeds to SPS. (Refer to SPS's historical capital structure in Item 3.A.1.d.)

chairmen of two of these committees. In addition to the chairmen, each committee shall consist of two members designated by PSCo and two members designated by SPS. The Merger Agreement provides that for four and one-half years following consummation of the Transaction, these arrangements concerning the NCE Board of Directors and its committees may not be modified unless the terms of such modification are approved by a vote of two-thirds of the NCE Board of Directors.

          Mr. Helton is Chairman of the Board of Directors and Chief Executive Officer of NCE and Mr. Brunetti is NCE's Vice-Chairman of the Board,
President and Chief Operating Officer. Mr. Helton and Mr. Brunetti each have an employment agreement with NCE. The forms of these employment agreements are attached as Annexes VI and VII to NCE's Registration Statement on Form S-4, incorporated by reference herein as Exhibit C-1. In addition, persons have been selected to serve as officers of NCE and certain of its subsidiaries following consummation of the Transaction.

          The Merger Agreement provides that NCE shall maintain (i) its corporate offices in Denver, Colorado and (ii) significant operating offices in Amarillo, Texas. Such provision cannot be modified for four and one-half years following the consummation of the Transaction unless the terms of such modification are approved by a vote of two-thirds of the NCE Board of Directors.

          Following consummation of the Transaction, the activities of NCE will be governed by its Restated Certificate of Incorporation and Restated Bylaws, attached hereto as Exhibits A-1 and A-2 respectively.

Item 2.  FEES, COMMISSIONS AND EXPENSES

          The fees, commissions and expenses to be paid or incurred, directly or indirectly, in connection with the Transactions, including the solicitation of proxies, registration of securities of NCE under the Securities Act of 1933, and other related matters, are estimated as follows:

Commission filing fee relating to
Application/Declaration on Form U-1 ...........    $    2,000

Commission filing fee for the
  Registration Statement on Form S-4 ..........      1,223,000

Accountants' fees .............................        200,000

Legal fees and expenses related to the Act ....      1,495,000

Other legal fees and expenses .................        139,600

Shareholder communication and proxy
  solicitation ................................      1,793,000

Stock Exchange listing fee ....................         51,000

Exchanging, printing, and engraving of
  stock certificates ..........................        808,000

Investment bankers' fees and expenses:
  Barr Devlin & Co. Incorporated ..............      6,000,000
  Dillon, Read & Co. Inc. .....................      5,000,000

Consulting fees related to human
  resource issues, public relations,
  regulatory support, and other
  matters relating to the
  Transaction .................................      6,139,000

Expenses related to integrating
  the operations of the merged company
  and miscellaneous ...........................        659,400
                                                   -----------
TOTAL: ........................................    $23,510,000

Item 3.  APPLICABLE STATUTORY PROVISIONS

          The following sections of the Act and the Commission's rules thereunder are or may be directly or indirectly applicable to the proposed transaction:

Section of the Act       Transactions to which section or rule is or may be
                         applicable

4, 5 Registration of NCE as a holding company following the consummation of the Transaction

6(a), 7 Issuance of NCE Common Stock in the Transaction in exchange for shares of PSCo and SPS Common Stock; issuance to NC Enterprises of stock of certain non-utility subsidiaries of PSCo and SPS; issuance by NC Enterprises of debt to SPS; issuance by NC Enterprises of stock to NCE; issuance by NC Services of stock to NCE; posible guarantee by NCE of note issued by NC Enterprises to SPS

9(a)(2), 10(a),          Acquisition by NCE of common stock
(b), (c) and (f)         of PSCo, SPS, and Cheyenne

9(a)(1), 10              Acquisition by NCE of stock of WGI, PSCCC,
                         NC Services, NC Enterprises, and possibly
                         NC International; acquisition by NC Enterprises of stock of certain non-utility subsidiaries of PSCo and SPS; possible acquisition of stock by e prime of stock of NC International; acquisition by SPS of debt of NC Enterprises

8, 11(b), 21             Retention by NCE of gas operations and other
                         businesses of PSCo and Cheyenne

13 Approval of the Utility Service Agreement and services provided thereunder by NC Services to certain affiliates; approval of the Non-Utility Service Agreement and services provided to certain affiliates thereunder by NC Services; and approval of the performance of certain services between the NCE system companies
Rules

58 Retention of energy-related companies or investments

80-91 NC Services' charges to NCE system companies; certain NCE system companies' charges to other NCE system companies

87(a)(3)                 Services among NCE system companies

88 Approval of NC Services as a subsidiary service company

93, 94                   Accounts, records, and annual reports by NC Services

To the extent that other sections of the Act or the Commission's rules thereunder are deemed applicable to the Transaction, such sections and rules should be considered to be set forth in this Item 3.

A.   LEGAL ANALYSIS

          Section 9(a)(2) makes it unlawful, without approval of the Commission under Section 10, "for any person . . . to acquire, directly or indirectly, any security of any public utility company, if such person is an affiliate . . . of such company and of any other public utility or holding company, or will by virtue of such acquisition become such an affiliate." Under the definition set forth in Section 2(a)(11)(A), an "affiliate" of a specified company means "any person that directly or indirectly owns, controls, or holds with power to vote, 5 per centum or more of the outstanding voting securities of such specified company," and "any company 5 per centum or more of whose outstanding voting securities are owned, controlled, or held with power to vote, directly or indirectly, by such specified company."

          PSCo, SPS, and Cheyenne are public utility companies as defined in
Section 2(a)(5) of the Act. Because NCE will acquire more than five percent of the voting securities of each of PSCo, SPS, and Cheyenne as a result of the Transaction, and because PSCo, SPS, and Cheyenne will become "affiliates" of NCE as a result of the Transaction, NCE must obtain the approval of the Commission for the Transaction under Sections 9(a)(2) and 10 of the Act. The statutory standards to be considered by the Commission in evaluating the proposed transaction are set forth in Sections 10(b), 10(c), and 10(f) of the Act.

          As set forth more fully below, the Transaction complies with all of the applicable provisions of Section 10 of the Act and should be approved by the Commission. Thus:

     - the consideration to be paid in the Transaction is fair and reasonable;
     - the Transaction will not create detrimental interlocking relations or concentration of control;
     - the Transaction will not result in an unduly complicated capital structure for the NCE system;
     - the Transaction is in the public interest and the interests of investors and consumers;
     -    the Transaction is consistent with Sections 8 and 11 of the Act; and
     -    the Transaction will comply with all applicable state laws.

          Furthermore, this Transaction also provides an opportunity for the Commission to follow certain of the interpretive recommendations made by the Division of Investment Management (the "Division") in the report issued by the Division in June 1995 entitled "The Regulation of Public Utility Holding Companies" (the "1995 Report"). While the Transaction and the requests contained in this Application/Declaration are well within the precedent of transactions approved by the Commission as consistent with the Act prior to the 1995 Report and thus could be approved without any reference to the 1995 Report, a number of the recommendations contained therein serve to strengthen the Applicants' analysis and would facilitate the creation of a new holding company better able to compete in the rapidly evolving utility industry. The Division's overall recommendation that the Commission "act administratively to modernize and simplify holding company regulation . . . and minimize regulatory overlap, while protecting the interests of consumers and investors,"(15) should be used in reviewing this Application/Declaration since, as demonstrated below, the Transaction will benefit both consumers and shareholders of NCE and the other federal and state regulatory authorities with jurisdiction over this Transaction have approved it as in the public interest. In addition, although discussed in more detail in each applicable item below, the specific recommendations of the Division with regard to financing

---------------------
(15) Letter of the Division of Investment Management to the Securities and Exchange Commission, 1995 Report.

transactions,(16) utility ownership,(17) and diversification(18) are applicable to this Transaction.

     1.   SECTION 10(b)

          Section 10(b) provides that, if the requirements of Section 10(f) are satisfied, the Commission shall approve an acquisition under Section 9(a) unless:

          (1) such acquisition will tend towards interlocking relations or the concentration of control of public utility companies, of a kind or to an extent detrimental to the public interest or the interests of investors or consumers;

          (2) in case of the acquisition of securities or utility assets, the consideration, including all fees, commissions, and other remuneration, to whomsoever paid, to be given, directly or indirectly, in connection with such acquisition is not reasonable or does not bear a fair relation to the sums invested in or the earning capacity of the utility assets to be acquired or the utility assets underlying the securities to be acquired; or

          (3) such acquisition will unduly complicate the capital structure of the holding company system of the applicant or will be detrimental to the public interest or the interests of investors or consumers or the proper functioning of such holding company system.


---------------------
(16) E.g., the reduced regulatory burdens associated with routine financings. 1995 Report at 50.

(17) E.g., the Commission should apply a more flexible interpretation of the integration requirements under the Act; interconnection through power pools, reliability councils, and wheeling arrangements can satisfy the physical interconnection requirement of section 2(a)(29); the geographic requirements of section 2(a)(29) should be interpreted flexibly, recognizing technical advances consistent with the purposes and provisions of the Act; the Commission's analysis should focus on whether the resulting system will be subject to effective regulation; the Commission should liberalize its interpretation of the "A-B-C" clauses and permit combination systems where the affected states agree, and the Commission should "watchfully defer" to the work of other regulators. 1995 Report at 71-7.

(18) E.g., the Commission should promulgate rules to reduce the regulatory burdens associated with energy-related diversification and the Commission should adopt a more flexible approach in considering all other requests to enter into diversified activities. 1995 Report at 88-90.

          a.   SECTION 10(b)(1)

               i.   INTERLOCKING RELATIONSHIPS

          By its nature, any merger results in new links between previously unrelated companies. However, these links are not the types of interlocking relationships targeted by Section 10(b)(1), which was primarily aimed at preventing business combinations unrelated to operating synergies.

          The Merger Agreement provides for the Board of Directors of NCE to be composed of members drawn from the Boards of Directors of both PSCo and SPS. This is necessary to integrate PSCo and SPS fully into the NCE system and will therefore be in the public interest and the interests of investors and consumers. Forging such relations is beneficial to the protected interests under the Act and thus is not prohibited by Section 10(b)(1).

               ii.  CONCENTRATION OF CONTROL

          Section 10(b)(1) is intended to avoid "an excess of concentration and bigness" while preserving the "opportunities for economies of scale, the elimination of duplicate facilities and activities, the sharing of production capacity and reserves and generally more efficient operations" afforded by the coordination of local utilities into an integrated system. American Electric Power Co., 46 SEC 1299, 1309 (1978). In applying Section 10(b)(1) to utility acquisitions, the Commission must determine whether the acquisition will create "the type of structures and combinations at which the Act was specifically directed." Vermont Yankee Nuclear Corp., 43 SEC 693, 700 (1968). As discussed below, the PSCo-SPS strategic alliance will not create a "huge, complex, and irrational system," but rather will afford the opportunity to achieve economies of scale and efficiencies which are expected to benefit investors and consumers. American Electric Power Co., 46 SEC 1299, 1307 (1978).

          Size:  If approved, the NCE system will serve approximately
1.5 million electric customers in six states and 980,000 gas customers in Colorado and Wyoming. As of and for the twelve months ended December 31, 1996, for PSCo and SPS: (1) the combined assets of PSCo and SPS would have totaled approximately $7 billion; (2) combined operating revenues of PSCo and SPS would have totaled approximately $3.0 billion; and (3) combined owned generating capacity would have totaled approximately 7,438 MW.

          By comparison, the Commission has approved a number of acquisitions involving significantly larger operating utilities. See, e.g., CINergy Corp., HCAR No. 26146 (Oct. 21, 1994) (combination of The Cincinnati Gas & Electric Co. and PSI Resources; combined assets at time of acquisition of approximately
$7.9 billion); Entergy Corp., HCAR No. 25952 (Dec. 17, 1993) (acquisition of Gulf States Utilities Companies; combined assets at time of acquisition in excess of $21 billion); Northeast Utilities, HCAR No. 25221 (Dec. 21, 1990) (acquisition of Public Service of New Hampshire; combined assets at time of acquisition of approximately $9 billion); The Southern Company, HCAR Nos. 24579 and 24579A (February 12, 1988 and February 26, 1988, respectively) (acquisition of Savannah Electric and Power Company; combined assets at time of acquisition of approximately $20 billion); Centerior Energy Corp., HCAR
No. 24073 (April 29, 1986) (combination of Cleveland Electric Illuminating and Toledo Edison; combined assets at time of acquisition of approximately
$9.1 billion); American Electric Power Co., 46 SEC 1299 (1978) (acquisition of Columbus and Southern Ohio Electric; combined assets at time of acquisition of approximately $9 billion).

          As the following table demonstrates, seven of the fifteen registered electric utility holding company systems are larger than NCE will be following the Transaction in terms of assets, operating revenues, customers, and/or sales of electricity:(19)

                  Total          Operating        Electric      Sales in KWH
System            Assets          Revenues        Customers      (Millions)
Total          ($ Millions)     ($ Millions)     (Thousands)

Southern           30,554             9,180          3,572          146,200
AEP                15,902             5,670          2,911          120,760
Entergy            22,266             6,274          2,400          103,465
CSW                13,869             3,735          1,683           59,934
GPU                 9,870             3,805          1,976           45,753
Northeast          10,545             3,749          1,694           39,618
CINergy             8,220             3,031          1,369           54,220
NCE                 6,018             2,881          1,476           44,229

          In addition, NCE will be smaller than two of the registered holding companies to be formed as a result of recently announced mergers, specifically the merger of Wisconsin Energy Corp. and Northern States Power Company (combined 1995 year-end assets of approximately $10.6 billion and operating revenues of $4.4 billion) and Union Electric Company and CIPSCO, Inc. (combined as of
June 30, 1996, assets of approximately $8.6 billion and operating revenues of $3.0 billion).

          NCE will be a mid- to small-size registered holding company, and its operations would not exceed the economies of scale of current electric generation and transmission technology or provide undue power or control to NCE in the region in which it will provide service.

          Efficiencies and economies: As noted above, the Commission has rejected a mechanical size analysis under Section 10(b)(1) in favor of assessing the size of the resulting system with reference to the efficiencies and economies that can be achieved through the integration and coordination of utility operations. More recent pronouncements of the Commission confirm that size is not determinative. Thus, in Centerior Energy Corp., HCAR No. 24073 (April

--------------------------------

(19) Amounts are as of December 31, 1995 or for the year ended December 31, 1995.

29, 1986), the Commission stated flatly that a "determination of whether to prohibit enlargement of a system by acquisition is to be made on the basis of all the circumstances, not on the basis of size alone." In addition, in the 1995 Report, the Division recommended that the Commission approach its analysis on merger and acquisition transactions in a flexible manner with emphasis on whether the Transaction creates an entity subject to effective regulation and is beneficial for shareholders and customers as opposed to focusing on rigid, mechanical tests.(20)

          By virtue of the Transaction, NCE will be in a position to realize the "opportunities for economies of scale, the elimination of duplicate facilities and activities, the sharing of production capacity and reserves and generally more efficient operations" described by the Commission in American Electric Power Co. 46 SEC at 1309. Among other things, the Transaction is expected to yield significant capital expenditure savings through the deferral or elimination of certain capacity requirements and a reduction in reserve margin; savings through greater purchasing power; labor cost savings; administrative and general savings; and cost-of-capital savings. These expected economies and efficiencies from the combined utility operations are described in greater detail below and are projected to result in net savings of approximately
$770 million over the first ten years alone.

          Competitive Effects: As the Commission noted in Northeast Utilities, HCAR No. 25221 (Dec. 21, 1990), the "antitrust ramifications of an acquisition must be considered in light of the fact that public utilities are regulated monopolies and that federal and state administrative agencies regulate the rates charged consumers." On August 22, 1996, PSCo and SPS filed Notification and Report Forms with the DOJ and FTC pursuant to the HSR Act describing the effects of the Transaction on competition in the relevant market and no request for additional information was received before the expiration of the applicable thirty-day waiting period on September 21, 1996. It is a condition to the consummation of the Transaction that the applicable waiting periods under the HSR Act shall have expired or been terminated, which condition has been satisfied.

          In addition, the competitive impact of the Transaction has been fully considered by the FERC in connection with its approval of the merger of PSCo and SPS. A detailed explanation of the reasons why the Transaction will not threaten competition in even the most narrowly drawn geographic and product markets is set forth in the prepared testimony of Dr. Robert Spann, filed with the FERC on behalf of PSCo and SPS, a copy of which is filed as Exhibit D-1.2.1. The application filed by PSCo and SPS with the FERC is filed as Exhibit D-1.1. PSCo and SPS have entered into a settlement agreement with various intervenors resolving all issues in that proceeding, including market power issues. The FERC Trial Staff has submitted comments

--------------------------------

(20)  1995 Report at 73-4.

supporting that settlement agreement. In his order certifying the settlement to the FERC for review and decision, a Presiding Administrative Law Judge rejected the claim of the intervenor opposing the settlement agreement that the Transaction raised disputed issues of material fact regarding the Transaction's competitive effects. In fact, the Presiding Administrative Law Judge found that "Staff and Applicants have shown that the merger is not anti-competitive, and, in fact, may be pro-competitive." On that basis, he certified the settlement agreement without an initial decision. On March 12, 1997, the FERC issued an order approving the merger. Filed herewith as Exhibit D-1.4, Exhibit D-1.5, and Exhibit D-1.6, respectively, are copies of the FERC settlement agreement, the Certification of Contested Settlement Agreement in the FERC proceeding, and the FERC's order. See Item 4.B. for additional detail.

          For these reasons, the Transaction will not "tend toward interlocking relations or the concentration of control" of public utility companies, of a kind or to the extent detrimental to the public interest or the interests of investors or customers within the meaning of Section 10(b)(1).

          b.   SECTION 10(b)(2) -- FAIRNESS OF CONSIDERATION

          Section 10(b)(2) requires the Commission to determine whether the consideration to be given by NCE to the holders of PSCo Common Stock and SPS Common Stock in connection with the Transaction is reasonable and whether it bears a fair relation to investment in and earning capacity of the utility assets underlying the securities being acquired.(21) Market prices at which securities are traded have always been strong indicators as to values. As shown in the table below, most quarterly price data, high and low, in the years 1994, 1995, and 1996, for PSCo and SPS Common Stock provide support for this conversion ratio.




--------------------------------

(21) The shares of PSCo preferred stock and any SPS preferred stock outstanding at the time of the consummation of the Transaction will remain outstanding preferred stock of PSCo and SPS, respectively.

                           PSCo                               SPS*
                           ----                               ----
                    HIGH      LOW    DIVIDENDS     HIGH       LOW   DIVIDENDS
                    ----      ---    ---------     ----       ---   ---------

 1994
 First Quarter   $ 32 1/8  $ 28 1/2    $ 0.50   $ 30 7/8   $ 27 5/8 $ 0.55
 Second Quarter    29 3/4    25 3/8      0.50     29 1/8     23 3/4   0.55
 Third Quarter     27 7/8    24 3/4      0.50     27 1/4     24 7/8   0.55
 Fourth Quarter    30 1/8    25 7/8      0.50     28         25 3/8   0.55
 1995
 First Quarter     31 1/2    29          0.51     29 3/8     26 1/2   0.55
 Second Quarter    32 7/8    29 1/4      0.51     29 7/8     27 3/4   0.55
 Third Quarter     34 1/2    30 5/8      0.51     32 7/8     28 5/8   0.55
 Fourth Quarter    35 7/8    33 3/8      0.51     33 7/8     32       0.55
 1996
 First Quarter     36 1/2    33 3/4     0.525     33 7/8     31 7/8   0.55
 Second Quarter    36 3/4    32 3/8     0.525     34 1/8     30 1/4   0.55
 Third Quarter     36 7/8    34 3/4     0.525     33 3/8     30 3/4   0.55
 Fourth Quarter    39 1/2    35 1/4     0.525     36 3/4     32 1/4   0.55

--------------------------------

* The information is provided for calendar quarters. Fiscal quarters for SPS end on the last day of each November, February, May and August.

          On August 22, 1995, the last full trading day before the public announcement of the execution and delivery of the Merger Agreement, the closing price per share on the NYSE Consolidated Tape of (i) PSCo Common Stock was $31 1/2 and (ii) SPS Common Stock was $29 3/8, a ratio of 1 to 0.93.

          The fairness of the Transaction's consideration is also evidenced by the fact that the Transaction is a pure stock-for-stock exchange and qualifies for treatment as a pooling of interests for accounting
purposes.(22)   As set forth more fully above, each share of

--------------------------------

(22) Twelve specific conditions must be met to qualify as a pooling. The Transaction should meet those criteria as follows: (1) Both PSCo and SPS were autonomous and were not a subsidiary or division of another corporation within two years before the plan of combination was initiated; (2) At the date of the merger initiation and at the date of consummation SPS and PSCo are independent of each other; (3) SPS and PSCo will undertake a course of action which will attempt to complete the transaction within one year in accordance with a specific plan, or completed in a single transaction. Litigation or proceedings of a governmental authority that delay the completion of a plan are excepted from the one-year rule, provided they are beyond the control of the combining companies; (4) At the consummation date of the plan, NCE will offer and issue its majority class of stock (voting rights) for no less than 90% of the voting common stock interests of SPS and PSCo. The 90%, or more of the voting common stock interests being acquired is determined at the date the plan is consummated; (5) No changes in the equity interests of the voting common stock of
                                                                 (continued...)

PSCo Common Stock will be converted into the right to receive one share of NCE Common Stock, and each share of SPS Common Stock will be converted into the right to receive 0.95 of one share of NCE Common Stock. The Transaction will therefore involve no "acquisition adjustment" or other write-up of the assets of SPS or PSCo.

          In addition, the Conversion Ratios are the product of extensive and vigorous arms-length negotiations between PSCo and SPS. These negotiations were preceded by months of due diligence, analysis, and evaluation of the assets, liabilities and business prospects of each of the respective companies. See NCE Registration Statement on Form S-4 (Exhibit C-1 hereto).

          Finally, nationally-recognized investment bankers for each of PSCo and SPS have reviewed extensive information concerning the companies and analyzed the Conversion Ratios employing a variety of valuation methodologies, and have opined that the Conversion Ratios are fair, from a financial point of view, to the respective holders of PSCo Common Stock and SPS Common Stock. The investment bankers' analyses and opinions are attached as Annexes II and III to NCE's Registration Statement on Form S-4 and are described on pages 33-43 of the Form S-4 (Exhibit C-1 hereto).

          In light of these opinions and an analysis of all relevant factors, including the benefits that may be realized as a result of the Transaction, NCE believes that the Conversion Ratios fall within the range of reasonableness, and the consideration for the Transaction bears a fair relation to the sums invested in, and the earning capacity of, the utility assets of PSCo and SPS.

--------------------------------

(22) (...continued)
SPS or PSCo were to be made in contemplation of a pooling of interests. This restriction is for a period beginning two years prior to the initiation date of the plan of combination and for the period between the initiation date and the consummation date; (6) SPS and PSCo will not reacquire any of its voting common stock in substance or form to effect a business combination. Any reacquisition must be a normal amount as evidenced by both companies' patterns of reacquisition prior to the merger; (7) Each SPS and PSCo common stockholder will receive a voting common stock interest exactly in proportion to his or her voting common stock interest prior to the combination; (8) The SPS and PSCo common shareholders will receive the rights they are entitled to and will not be deprived or restricted in any way from exercising those rights; (9) The entire merger agreement will be effected on the date of consummation; (10) Subsequent to consummation the combined corporation, NCE, will not agree to reacquire or retire any of the stock which was issued to effect the transaction; (11) NCE will not enter into any agreements to the benefit of the former shareholders of SPS or PSCo, such as loan guarantees;
(12) NCE will not plan to dispose of substantial amounts of the assets of SPS or PSCo within two years of the date of the combination other than routine transactions in the ordinary course of business or to eliminate excess capacity.

          c.   SECTION 10(b)(2) -- REASONABLENESS OF FEES

          NCE believes that the overall fees, commissions and expenses incurred and to be incurred in connection with the Transaction are reasonable and fair in light of the size and complexity of the Transaction relative to other transactions and the anticipated benefits of the Transaction to the public, investors, and consumers; that they are consistent with recent precedent; and that they meet the standards of Section 10(b)(2).

          As set forth in Item 2 of this Application/Declaration, PSCo and SPS together incurred a combined total of approximately $23.5 million in fees, commissions and expenses in connection with the Transaction. By contrast, Cincinnati Gas & Electric Company and PSI Resources incurred $47.12 million in fees in connection with their reorganization as subsidiaries of CINergy, Northeast Utilities alone incurred $46.5 million in fees and expenses in connection with its acquisition of Public Service of New Hampshire, and Entergy alone incurred $38 million in fees in connection with its recent acquisition of Gulf States Utilities -- which amounts all were approved as reasonable by the Commission. See CINergy, HCAR No. 26146 (Oct. 21, 1994); Northeast Utilities, HCAR No. 25548 (June 3, 1992); Entergy Corp., HCAR No. 25952 (Dec. 17, 1993).

          With respect to financial advisory fees, PSCo and SPS believe that the fees payable to their investment bankers are fair and reasonable for similar reasons.

          Pursuant to the terms of Barr Devlin's engagement, PSCo paid Barr Devlin for its services in connection with the Transaction: (i) a financial advisory retainer fee of $100,000 upon signing the June 5, 1995 engagement letter; (ii) an initial financial advisory progress fee of $1,000,000 upon execution of the Merger Agreement; and (iii) a second financial advisory progress fee of $1,000,000 upon PSCo shareholder approval of the Merger Agreement. In addition, PSCo has agreed to pay Barr Devlin a transaction fee based on the aggregate consideration to be received by SPS and holders of SPS Common Stock in connection with the Transaction on the consummation of the Transaction, ranging from 0.45 percent of such aggregate consideration (for a transaction with an aggregate consideration of $1,000,000,000) to 0.41 percent of such aggregate consideration (for a transaction with an aggregate consideration of $2,000,000,000). All retainer fees payable during the term of the engagement and all financial advisory progress fees would be credited against any transaction fee payable to Barr Devlin. PSCo has agreed to reimburse Barr Devlin for its out-of-pocket expenses, including fees and expenses of legal counsel and other advisors engaged with the consent of PSCo, and to indemnify Barr Devlin against certain liabilities, including liabilities under the federal securities laws, relating to or arising out of its engagement.

          Pursuant to the engagement letter between SPS and Dillon Read, SPS has paid Dillon Read the following amounts: $200,000 upon the execution of the engagement letter , $450,000 upon the rendering of Dillon Read's fairness opinion to the SPS Board, $200,000 upon the affirmative vote of SPS shareholders in favor of the Transaction, and $100,000 on April 30, 1996, and $100,000 every six months thereafter until the Transaction is consummated or Dillon Read's engagement has been terminated. SPS has also agreed to pay Dillon Read a fee upon consummation of the Transaction equal to 0.37 percent of the aggregate amount of consideration received by SPS's common shareholders, less the $850,000 and the $100,000 semi-annual payments mentioned above which will have previously been paid. SPS has agreed to reimburse Dillon Read for its out-of-pocket expenses, including fees and expenses of legal counsel and other advisors engaged with the consent of SPS, and to indemnify Dillon Read against certain liabilities, including liabilities under the federal securities laws, relating to or arising out of its engagement.

          The investment banking fees of PSCo and SPS reflect the competition of the marketplace, in which investment banking firms actively compete with each other to act as financial advisors to merger partners.

          d.   SECTION 10(b)(3)

          Section 10(b)(3) requires the Commission to determine whether the Transaction will unduly complicate NCE's capital structure or will be detrimental to the public interest, the interests of investors or consumers, or the proper functioning of NCE's system.

          Capital structure: The corporate capital structure of NCE after the Transaction will not be unduly complicated and will be substantially similar to capital structures approved by the Commission in other orders. See, e.g., CINergy, HCAR No. 26146 (Oct. 21, 1994); Centerior Energy Corp., HCAR No. 24073 (April 29, 1986); Midwest Resources, et al., HCAR No. 25159 (Sept. 26, 1990); Entergy Corp., HCAR No. 25952 (Dec. 17, 1993); Northeast Utilities, HCAR
No. 25548 (June 3, 1992).

          In the Transaction, the shareholders of PSCo and SPS will receive NCE Common Stock. NCE will own 100% of the common stock of PSCo and SPS and there will be no minority common stock interest remaining in either company. Each share of PSCo and any share of SPS preferred stock outstanding at the time of the consummation of the Transaction will remain outstanding preferred stock of PSCo and SPS, respectively. The debt securities of PSCo and SPS outstanding at the time of the consummation of the Transaction will likewise remain outstanding without change. The only voting securities of NCE which will be publicly held after the transaction will be NCE Common Stock. NCE will have the ability to issue, subject to the approval of the Commission, preferred stock, the terms of which, including any voting rights, may be set by NCE's Board of Directors as has been authorized by the Commission with regard to other registered holding companies. See, e.g., The Columbia Gas System, Inc., HCAR No. 26361 (Aug. 25,

1995) (approving restated charter, including preferred stock whose terms, including voting rights, can be established by the board of directors). NCE filed a separate Form U-1 Application/Declaration (File No. 70-9005) seeking authorization to declare a dividend distribution of one right for each share of NCE common stock, entitling the holder to purchase securities of NCE in certain events. The only class of voting securities of NCE's direct non-utility subsidiaries will be common stock. Moreover, with respect to NCE's second-tier non-utility subsidiaries, in all but one case (NCE will hold 80.03% of the common stock of Natural Fuels), all issued and outstanding shares of voting securities will be held by either NC Enterprises or PSCo.
In addition, NC Enterprises will have issued debt to SPS in connection with its acquisition of the outstanding voting securities of Quixx and UE as more fully described in Item 3.A.4.ii below.

          Set forth below are summaries of the historical capital structure of PSCo and SPS as of December 31, 1996, and the pro forma consolidated capital structure of NCE as of that date:

                   PSCo and SPS Historical Capital Structures*
                              (dollars in millions)

                                             PSCo                  SPS
                                             ----                  ---

     Common Stock Equity                     1,438                 732

     Preferred stock not
      subject to Mandatory
      redemption                               140                   0

     Preferred stock subject
      to mandatory redemption                   42                   0

     SPS Obligated Mandatorily
      Redeemable Preferred
      Securities of Subsidiary
      Trust holding solely
      Subordinated Debentures
      of SPS                                     0                 100

     Long-term Debt                          1,415                 636

     Short-term Debt                           245                  54
                                            ------              ------

      Total                                  3,280               1,522

                  NCE Pro Forma Consolidated Capital Structure*
                              (dollars in millions)
                                   (unaudited)

     Common Stock Equity                       2,161
     Preferred stock not
       subject to mandatory
       redemption                                140
     Preferred stock subject
       to mandatory redemption                    42
     SPS Obligated Mandatorily
       Redeemable Preferred
       Securities of Subsidiary
       Trust holding solely
       Subordinated Debentures
       of SPS                                    100
     Long-Term Debt                            2,051
     Short-Term Debt                             299
                                              ------
       Total                                   4,793


     * The pro forma consolidated capital structure of NCE has been adjusted to reflect future nonrecurring charges directly related to the Transaction, which result in, among other things, the recognition of additional current liabilities and a reduction in retained earnings.

NCE's pro forma consolidated common equity to total capitalization ratio of 45% comfortably exceeds the "traditionally acceptable 30% level." Northeast Utilities, 47 SEC Docket at 1279, 1284 (1990).

          Protected interests: As set forth more fully in Item 3.A.2.b.i (Efficiencies and Economies), Item 3.A.2.b.ii (Integrated Public Utility System) and elsewhere in this Application/Declaration, the Transaction is expected to result in substantial cost savings and synergies, and will integrate and improve the efficiency of the PSCo and SPS utility systems. The Transaction will therefore be in the public interest and the interests of investors and consumers, and will not be detrimental to the proper functioning of the resulting holding company system.

     2.   SECTION 10(c)

          Section 10(c) of the Act provides that, notwithstanding the provisions of Section 10(b), the Commission shall not approve:

     (1) an acquisition of securities or utility assets, or of any other interest, which is unlawful under the provisions of Section 8 or is detrimental to the carrying out of the provisions of
     Section 11(23); or

-------------------------
     (23) By their terms, Sections 8 and 11 only apply to registered holding companies and are therefore inapplicable at present to NCE, since it is not now a registered holding company. The following discussion of
                                                       (continued...)

     (2) the acquisition of securities or utility assets of a public utility or holding company unless the Commission finds that such acquisition will serve the public interest by tending towards the economical and the efficient development of an integrated public utility system . . . .

          a.   SECTION 10(c)(1)

          Section 10(c)(1) requires that an acquisition be lawful under
Section 8. Section 8 prohibits registered holding companies from acquiring, owning interests in or operating both a gas and an electric utility serving substantially the same area if state law prohibits it. As discussed below, the Transaction does not raise any issue under Section 8 or, accordingly, the first clause of Section 10(c)(1). Indeed, Section 8 indicates that a registered holding company may own both gas and electric utilities where, as here, the relevant state utility commissions support such an arrangement.

          Section 10(c)(1) also requires that an acquisition not be detrimental to carrying out the provisions of Section 11. Section 11(a) of the Act requires the Commission to examine the corporate structure of registered holding companies to ensure that unnecessary complexities are eliminated and voting powers are fairly and equitably distributed. As described above, the Transaction will not result in unnecessary complexities or unfair voting powers.

          Although Section 11(b)(1) generally requires a registered holding company system to limit its operations "to a single integrated public utility system, and to such other businesses as are reasonably incidental, or economically necessary or appropriate to the operations of such integrated public utility system," a combination integrated gas and electric system within a registered holding company is permissible under Section 8. Additionally,
Section 11(b)(1) provides that "one or more additional integrated public utility systems" may be retained if, as here, certain criteria are met.
Section 11(b)(2) directs the Commission "to ensure that the corporate structure or continued existence of any company in the holding company system does not unduly or unnecessarily complicate the structure, or unfairly or inequitably distribute voting power among security holders, of such holding company system."

          As detailed below, the Transaction will not be detrimental to the carrying out of the provisions of Section 11.

-------------------------

     (23)(...continued)
     Sections 8 and 11 is included only because, under the present transaction structure, NCE will register as a holding company after consummation of the Transaction.

                       i.   RETENTION OF GAS OPERATIONS

          As discussed in Item 3.A.2.VI.b.2, an argument could be made that the PSCO and Cheyenne gas operations constitute a single integrated utility system within the meaning of Section 2(a)(29)(B) of the Act. For purposes of this Application, however, NCE has elected to treat the gas systems as separate systems and has analyzed the lost economics associated with divestiture for each company separately in Exhibit J-1 (Analysis of the Economic Impact of a Divestiture of the Gas Operations of PSCO and its Cheyenne Subsidiary). NCE, accordingly, requests that the Commission authorize retention of PSCO's gas system and Cheyenne's gas system as separate systems. NCE's retention of the gas operations of PSCo and Cheyenne is lawful under Section 8 of the Act and would not be detrimental to the carrying out of Section 11 of the Act.

                Section 8:  Section 8 of the Act provides that

     [w]henever a State law prohibits, or requires approval or authorization of, the ownership or operation by a single company of the utility assets of an electric utility company and a gas utility company serving substantially the same territory, it shall be unlawful for a registered holding company, or any subsidiary company thereof . . . (1) to take any step, WITHOUT THE EXPRESS APPROVAL OF THE STATE COMMISSION OF SUCH STATE, which results in its having a direct or indirect interest in an electric utility company and a gas company serving substantially the same territory; or (2) if it already has any such interest, to acquire, WITHOUT THE EXPRESS APPROVAL OF THE STATE COMMISSION, any direct or indirect interest in an electric utility company or gas utility company serving substantially the same territory as that served by such companies in which it already has an interest. (Emphasis added).

          On its face, the section indicates that, with the approval of the relevant state utility commissions, registered holding company systems can include both electric and gas utility systems. A careful reading of the section indicates that the thrust of the section is to preclude the use by registered holding companies of SEPARATE gas and electric utility companies with overlapping service territories in order to circumvent any state law restrictions on the ownership of gas and electric assets by the same company. Thus, two types of combination registered holding companies are implicitly acceptable under the statute absent such state objection -- a registered holding company system that includes combination companies and a system that includes separate gas and electric companies.

          NCE believes that a reemphasis by the Commission on Section 8, which would allow registered combination companies pending state support, is consistent both with the Act and its policy objectives. Indeed, over time the Commission has in fact emphasized different aspects of Section 8 and its interplay with Section 11 --initially allowing registered holding companies to own both gas and electric systems under Section 8, then focusing on Section 11 as controlling determinations regarding combination companies, and requiring the second system to meet a strict interpretation of the requirements set forth in clauses A, B and C of Section 11(b)(1).

          In its early decisions, the Commission adhered to the concept that the decision as to whether or not to allow combination companies is one that states should make (although the Commission might have to implement it in certain cases) and, where such systems were permissible, the role of the Commission was to ensure that both such systems are integrated as defined in the Act. The Commission's most notable decision in this line is In the Matter of American Water Works and Electric Company, Incorporated, 2 SEC 972 (1937). In this case, the Commission approved the applicant's voluntary reorganization plan under
Section 11(e) of the Act and permitted the newly reorganized registered holding company to retain its electric and its gas operations, specifically noting that while the Act does not contain a definition of single integrated utility in the context of a combination company:

          We believe, however, that it is proper to regard such a combined property as a single integrated system, provided that all of the electric properties are integrated and all of the properties, both gas and electric, are in fairly close geographic proximity and are so related that substantial economies may be effectuated by their coordination under common control. The question of public policy as to the common ownership of gas and electric facilities in the same territory is apparently left by the statute to the decision of the states.(24)

Thus, since the combination company did not violate state policy, there was no need for the Commission to exercise jurisdiction to implement state policy.

          By the early 1940's, however, the Commission switched its focus to
Section 11 and adopted a narrow interpretation of the standards contained therein as the controlling factor with regard to combination registered holding companies.(25) In connection with its


-------------------------

(24) In the Matter of American Water Works and Electric Company, Incorporated, 2 SEC at 983, n.3

(25) See, e.g., in the Matter of Columbia Gas & Electric Corporation, 8 SEC 443, 463 (1941); In the Matter of United Gas Improvement Company, HCAR No.
2692 (April 15, 1941); Securities and Exchange Commission v. New England Electric System, 384 U.S. 176 (1966). It should be noted that the Commission continued to give primacy to state utility commission determinations in making decisions regarding combination exempt holding companies. See, e.g., In the Matter of Northern States Power Company, HCAR No. 12655 (Sept. 16,
1954); Delmarva Power & Light Co., 46 S.E.C. 710 (1976); WPL Holdings, HCAR
No. 24590 (Feb. 26,
                                                                 (continued...)

analysis of combination companies under Section 11, the Commission frequently noted a policy concern existing at that time which advocated separating the management of gas and electric utilities based on the belief that the gas utility business tended to be overlooked by combination company management who focused on the electric utility business. Therefore, gas utilities would benefit from having separate management focused entirely on the gas utility business.(26) However, both the legislative history of the Act and recent changes in the utility industry indicate that it is a propitious time for the Commission to reemphasize the provisions of Section 8 of the Act and allow combination registered holding companies where, as in this case, they are permitted under relevant state law.

          A review of the legislative history of Section 8 clarifies this intent. In its report, the Senate Committee on Interstate Commerce noted that the provision in Section 8 concerning combination companies "is concerned with competition in the field of distribution of gas and electric energy -- a field which is essentially a question of State policy, but which becomes a proper subject of Federal action where the extra-State device of a holding company is used to circumvent state policy." The Report of the Committee on Interstate Commerce, S. Rep. No. 621 at 31 (1935). In addition, attached to the above-referenced committee report is the Report of the National Power Policy Committee on Public-Utility Holding Companies,(27) which sets forth a recommended policy that: "Unless approval of a State commission can be obtained the commission should not permit the use of the holding-company form to combine a gas and electric utility serving the same territory where local law prohibits their combination in a single entity." This does not prohibit combination companies where such approvals can be obtained.

          Much more recently, in the 1995 Report, the Division noted "it does not appear that the SEC's precedent concerning additional systems precludes the SEC from relaxing its interpretation of Section 11(b)(1)(A)" and "that the utility industry is evolving toward the creation of one-source energy companies that will provide their


-------------------------

(25) (...continued)
1988).

(26) See, e.g., In the Matter of the Philadelphia Company, 28 SEC 35, 48
(1948); In the Matter of the North American Company, 11 SEC 169, 179-80
(1942); In the Matter of Illinois Power Company, HCAR No. 16574 (Jan. 2,
1970).

(27) The National Power Policy Committee was an committee appointed by President Franklin D. Roosevelt consisting of representatives from various government departments concerned with power problems and instructed to report to Congress on the coordination of government policy relating to such problems. Its members were Harold L. Ickes, Frank R. McNinch, Elwood Mead, T.W. Norcross, Morris L. Cooke, Robert E. Healy, David E. Lilienthal and Edward M. Markham.

 customers with whatever type of energy supply they want, whether electricity or gas," and recommended that the Commission interpret Section 11(b)(1) of the Act to allow registered holding companies to hold both gas and electric operations as long as each affected state utility regulatory commission approves of the existence of such a company.(28) This change in the industry whereby, among other things, customers are increasingly seeking the most economic means of meeting their energy needs, and not simply their gas needs or their electric needs, is evidenced by the transformation of traditional utilities into energy service companies as well as the growth of new energy providers such as marketers, the increase in announced mergers between pure electric and pure gas utilities, and even the treatment of energy as a commodity for arbitrage transactions. For example, UtiliCorp United and PG&E Enterprises have both established energy services subsidiaries to offer, among other things, gas and electric power to customers nationwide.(29) Similarly, Panhandle Eastern Corp. has changed its name to PanEnergy Corp. to "reflect the company's expanding scope of energy services beyond the traditional interstate natural gas pipeline business,(30) and Enron Corp. and NGC Corp., which have significant gas and power marketing operations, are expanding their operations, concluding that "customers in the future will want energy services, not a specific fuel."(31) Moreover, registered utility holding companies are currently expanding into the energy services business, as is evidenced by the fact that Consolidated Natural Gas, Unitil
Corporation, Eastern Utilities Associates, New England Electric System and Northeast Utilities, each a registered holding company, have been authorized to offer customers multiple fuel options and related energy services through subsidiaries.(32) Finally, the recent announcements of proposed mergers and acquisitions that will result in the combination of electric utilities and different types of gas companies -- namely, the proposed merger of Brooklyn Union Gas Co. and Long Island Lighting Co., the proposed merger between Duke Power Company and PanEnergy Corporation, TECO Energy's proposed acquisition of Lykes Energy Inc., Enron Corporation's proposed acquisition of Portland General Corporation, Texas Utilities Company's proposed acquisition of ENSERCH


-------------------------

(28) 1995 Report at 15-6.

(29) ELECTRIC UTILITY WEEK, May 8, 1995 (regarding UtiliCorp); THE ENERGY DAILY, August 23, 1996 (regarding PG&E). SEE ALSO BUSINESS WIRE, April 29, 1996 (discussing NorAm Energy Corp.'s plans for nationwide gas and electric energy services).

(30) Reuters, April 24, 1996.

(31) Inside FERC, February 23, 1996.

(32) Consolidated Natural Gas Company, HCAR No. 26512 (April 30, 1996) (the "CNG Order"); Unitil Corporation, HCAR No. 26527 (May 31, 1996); Northeast Utilities, HCAR No. 26554 (Aug. 13, 1996); New England Electric System, HCAR No. 26520 (May 23, 1996); and Supplemental Order Releasing Jurisdiction For Certain Retail Electric Marketing Activities, HCAR No. 26519 (May 23, 1996).

Corporation, Houston Industries, Inc.'s proposed acquisition of NorAm Energy, Inc., and the proposed merger between Puget Sound Power & Light Co. and Washington Natural Gas Co. -- demonstrates that market forces are pushing for the convergence of electric and gas operations in one corporate entity; namely, a full service utility company. This trend towards, and the need for, convergence of the former separate electric utility function and gas utility function into one energy service company was recently recognized by the Commission in Consolidated Natural Gas Company, HCAR No. 26512 (April 30,
1996) where the Commission stated: "It appears that the restructuring of the electric industry now underway will dramatically affect all United States energy markets as a result of the growing interdependence of natural gas transmission and electric generation, and the interchangeability of different forms of energy, particularly gas and electricity." See also UNITIL Corp. Release No. 35-26527 (May 31, 1996) and SEI Holdings, Inc., supra. Moreover, the Commission explicitly recognized that "the utility industry is evolving towards a broadly based energy-related business," marked by "the interchangeability of different forms of energy, particularly gas and electricity."(33)

          Another important factor in favor of focusing on state commission determinations regarding combination companies is that one of the primary goals of Congress in enacting the Act was to simplify the corporate structures of holding company systems to enable states to regulate the production and distribution of energy. Section 8 provides that the Act may be used as a tool to further state policy when state policy prohibits combined electric and gas operations, and implicitly allows such combination companies where consistent with state policy. This is consistent with the general policy of the Act that local regulators are in the best position to assess the needs of their communities. The Act was never intended to supplant local regulation but, rather, was intended to create conditions under which local regulation was possible. Section 21 of the Act, which further codifies this legislative intent, states: "Nothing in [the Act] shall affect . . . the jurisdiction of any other commission, board, agency, or officer of . . . any State, or political subdivision of any State, over any person, security, or contract, insofar as such jurisdiction does not conflict with any provision of [the Act] . . . ."

          The legislative history reveals that Section 21 of the Act was further intended "to insure the autonomy of state commissions [and] nothing in the [Act] shall exempt any public utility from obedience to the requirements of state regulatory law." The Report of the Committee on Interstate Commerce, S. Rep. No. 621 at 10 (1935). Thus, the Act should not be used as a tool to override state policy, particularly when the holding company involved is subject to both state and federal regulation and when the affected state regulatory commissions have indicated their support for the combined electric and gas operations in one holding company system.


-------------------------

(33) CNG Order at 11.

          Finally, this reemphasis on Section 8 fits within the overall regulatory scheme of the Act. First, Section 11 of the Act is flexible and was designed to change as the policy concerns over the regulation of utility holding companies changed. (34) As discussed below, the utility industry and the regulation of that industry has changed dramatically in recent years and it is competitive forces (the very thing that the Act was designed to promote) that are pushing holding companies to offer alternative forms of energy.
Second, a registered holding company would still be required to demonstrate that any acquisition or transaction by which it would become a combination company would not be detrimental to the carrying out of the provisions of
Section 11 of the Act. However, the construction of those provisions should take into account the fundamental policy of the Act and allow local regulators to make the major determination with regard to combination companies.

          NCE as a combination company is permissible pursuant to the terms of
Section 8 of the Act and is in the public interest. First, the combination of electric and gas operations in PSCo and Cheyenne is lawful under all applicable state laws. NCE will not be using its holding company structure to circumvent any state regulations. In addition, in its order issued approving of the Transaction, filed herewith as Exhibit D-3.2, the WPSC -- which has, and will continue to have, direct jurisdiction over the NCE system's gas operations located in Wyoming -- indicated its support for NCE as a combination electric and gas utility company through the retention of Cheyenne's gas operations, and indicated that it would send a letter to the Commission "urging that it not order the divestiture of Cheyenne Light's natural gas operations." The WPSC subsequently sent such letter to the Commission on September 16, 1996, which is included as Exhibit D-3.3. In the letter the WPSC stated that the evidence in the record "establish[es] that the retention by Cheyenne Light of its gas operations was in the public interest." The WPSC further stated that it:

          strongly and unambiguously supports the retention of Cheyenne Light's gas operations within the NCE holding company system following the consummation of the approved merger. The Wyoming PSC believes that such retention is in the interest of consumers and investors in Wyoming. We believe that it is very important to the people of Wyoming served by Cheyenne Light that this retention be allowed.

Moreover, the CPUC, in its order approving the Transaction (Exhibit D-2.3, hereto), "recommend[ed] that the SEC not order divestiture of its gas operations as a condition of the merger."


----------------------------

(34) Mississippi Valley Generating Co., 36 SEC 159 (1955) (noting that Congress intended the concept of integration to be flexible); UNITIL Corporation, HCAR No 25524 (April 24, 1992) (noting that section 11 contains a flexible standard designed to accommodate changes in the industry).

          In addition, the existence of both gas and electric systems in the NCE holding company system will allow NCE's customers greater choice to meet their energy needs, especially given the fact that the electric and gas systems operate in substantially the same territory. Moreover, the prior fear that a holding company such as NCE would be able to greatly emphasize one form of energy over the other based on its own agenda has dissipated both because of the competitive nature of the energy market, which requires utilities to meet customer demand for energy above all else, and because state regulators will have sufficient control over, and would be unlikely to approve, a combination company that attempts to undertake such practices.

          Even if the Act were not interpreted as generally permitting combination gas and electric systems, Section 11 contains additional provisions that permit the retention by PSCo and Cheyenne of their respective gas systems.
Section 11(b)(1) of the Act permits a registered holding company to control one or more additional integrated public utility systems -- i.e., gas as well as electric --if:

          (A) each of such additional systems cannot be operated as an independent system without the loss of substantial economies which can be secured by the retention of control by such holding company of such system;

          (B) all of such additional systems are located in one state, adjoining states, or a contiguous foreign country; and

          (C) the continued combination of such systems under the control of such holding company is not so large (considering the state of the art and the area or region affected) as to impair the advantages of localized management, efficient operation, or the effectiveness of regulation.

          In the 1995 Report, the Division recommended that the Commission "liberalize its interpretation of the "A-B-C" clauses." (35) Historically, as a "guide" to determining whether lost economies are "substantial" under Section 11(b)(1)(A), under its previous narrow interpretation of this section, the Commission has given consideration to four ratios, which measure the projected loss of economies as a percentage of: (1) total gas operating revenues; (2) total gas expense or "operating revenue deductions"; (3) gross gas income; and (4) net gas income or net gas utility operating income. Although the Commission has declined to draw a bright-line numerical test under Section 11(b)(1)(A), under its previous narrow interpretation of this
Section it indicated that cost increases resulting in a 6.78% loss of operating revenues, a 9.72% increase in operating revenue deductions, a 25.44% loss of gross income, and a 42.46% loss of net income would afford an "impressive basis for finding a loss of substantial economies." Engineers Public Service Co., 12 SEC 41, 59 (1942) (citation omitted).

------------------------

(35)  1995 Report at 74.

          Here, the lost economies that would be experienced if the gas properties of PSCo and Cheyenne were to be operated on a stand-alone basis meet, and in most instances, exceed these numbers, without any increase in benefits to consumers. These lost economies result from the need to replicate services, the loss of economies of scale, the costs of reorganization, and other factors, and are described more fully in the Analysis of the Economic Impact of a Divestiture of the Gas Operations of PSCo and its Cheyenne Subsidiary (the "Divestiture Study") (Exhibit J-1 hereto).

          As set forth in the Divestiture Study, divestiture of the gas operations of PSCo and Cheyenne into stand-alone companies would result in lost economies of $43,605,187 for PSCo and $1,682,723 for Cheyenne. These lost economies compare with gas operating revenues of $677,326,418 for PSCo and $15,630,080 for Cheyenne; gas operating revenue deductions of $607,599,384 for PSCo and $13,681,672 for Cheyenne; gas gross income of $69,727,034 for PSCo and $1,948,408 for Cheyenne; and gas net income of $51,266,520 for PSCo and $1,530,526 for Cheyenne.

          On a percentage basis, the lost economies amount to 6.44% of gas operating revenue, 7.18% of gas operating revenue deductions, 62.54% of gross gas income, and 85.06% of net gas income for PSCo, as well as 10.77% of gas operating revenues, 12.30% of gas operating revenue deductions, 86.36% of gross gas income, and 109.94% of net gas income for Cheyenne. The percent losses in net gas income alone that will be suffered by the PSCo and Cheyenne gas system if operated on a stand-alone basis exceed the 30% loss in the New England Electric System case that the Commission has described as the highest loss of net income in any past divestiture order. (36) The percentage loss that would be suffered by PSCo in gas operating revenue and gross gas income exceeds the percentage loss in the majority of diversification orders issued by the Commission in the past. The percentage loss that would be suffered by Cheyenne in gross gas income also exceeds the percentage loss in the majority of diversification orders issued by the Commission. The applicable percentages here and in past cases are summarized in Exhibit J-3.

          In order to recover these lost economies the PSCo gas division would need to increase its revenue from rates by $44,607,669 or 6.62% and the Cheyenne gas division would need to increase rate revenue by $1,775,439 or 11.38%. These increases on rate revenues could have a direct and immediate negative impact on the rates charged to consumers for gas services. In addition, the customers of the PSCo and Cheyenne gas business who are also customers of their respective electric utility business will experience a doubling of their postage costs to pay two separate bills. The total estimated increase in such postage costs is $3.84 per customer, per year, or $3,580,032 in the aggregate ($3,478,637 for PSCo's gas customers and $101,395 for Cheyenne's gas customers).

------------------------

(36) New England Electric System, 41 SEC 888 (1964), aff'd, 384 U.S. 176 (1966) and 390 U.S. 207 (1968).

          Moreover, it should be noted that the divestiture of PSCo's and Cheyenne's gas business will result in increased labor and postage costs to both companies' electric system. Specifically, it is estimated that the cost to PSCo's customers would be approximately $44.9 million, or 3.42% of its electric revenues, and the cost to Cheyenne's customers would be approximately
$1.0 million, or 2.86% of its electric revenues.

          Finally, divestiture of PSCo's and Cheyenne's gas operations would cause a significant, although difficult to quantify, amount of damage to NCE's customers, NCE's regulators and NCE's ability to compete in the marketplace. Such non-quantifiable costs to customers involve the additional expenses of doing business with two utilities instead of one (i.e., additional telephone calls for service and billing inquiries, and costs of providing access to meters and other facilities for two utilities) and costs associated with making the entities supply information to shareholders and publish the reports required by the 1934 Act. Similarly, regulatory costs involve additional duties for the staffs of the CPUC and the WPSC as a result of dealing with an additional utility. These additional duties would largely be the result of duplicating existing functions, such as separate requests for approval of financing and rate case requests. NCE's competitive position in the market would also suffer because as the utility industry moves toward a complete energy services concept, competitive companies must be able to offer customers a range of options to meet their energy needs. Divestiture of gas operations would render NCE unable to offer its customers a significant and important option, namely gas services, and could damage NCE's long-term competitive potential.

          (B) and (C) clauses: The remaining requirements of Section 11(b)(1) are met because the gas operations of PSCo are located in adjoining states (Colorado and Wyoming) and because the continued combination of the gas operations under NCE is not so large (considering the state of the art and the area or region affected) as to impair the advantages of localized management, efficient operation, or the effectiveness of regulation. After the combination, the gas operations of PSCo and Cheyenne will continue to be the same as it is today with some 960,000 customers in two states and will, accordingly, remain the largest gas operation in the region. However, the gas systems are confined to a relatively small area; sixty-eight percent of PSCo's gas customers are in the Denver metropolitan area and all of Cheyenne's gas customers are in or around Cheyenne, Wyoming. Moreover, based on data through December 31, 1995, and giving effect to the Transaction, these gas assets will represent only approximately 14.4% of the total utility assets of NCE, whereas the electric assets will represent approximately 85.6%; utility operating revenues for the gas operations will represent 21.2% of the total NCE utility revenues as compared with 78.8% for the electric operations; and customers of the gas operations will constitute 38.8% of all NCE utility customers while electric operations will represent 61.2%. (37) Moreover, as the Commission has recognized elsewhere, the determinative consideration is not size alone or size in an absolute sense, either big or small, but size in relation to its effect, if any, on localized management, efficient operation and effective regulation.

          From these perspectives, it is clear that the continued combination of the gas operations under NCE is not too large. With respect to localized management, management currently is and will remain geographically close to both gas operations, thereby preserving the advantages of localized management. From the standpoint of regulatory effectiveness, each gas operation is organized in a separate corporation by regulatory jurisdiction which facilitates state regulation. In this connection, the relevant state regulatory authorities have indicated their support for the retention of the gas system by NCE and thereby recognized that they can continue to regulate this system effectively. Finally, as detailed above, the gas operations of PSCo and Cheyenne enjoy substantial economies as part of the PSCo system, and will realize additional economies as a result of the Transaction as part of the NCE System. Far from impairing the advantages of efficient operation, the continued combination of the gas operations under NCE will facilitate and enhance the efficiency of gas operations. For further discussion of the requirements of Section 11(b)(1)(C), see the legal memorandum filed as Exhibit J-2 hereto.

               ii.  OTHER BUSINESSES

          As a result of the Transaction, the non-utility businesses and interests of PSCo and SPS described in Item 1.B.3. above will become businesses and interests of NCE. From PSCo, NCE will hold the following non-utility subsidiaries indirectly through NC Enterprises: e prime, Natural Fuels, and their respective subsidiaries. NCE will hold the following non-utility subsidiaries through PSCo: Green & Clear Lakes, 1480 Welton, PSRI, Fuelco, and the Ditch Companies, and will hold WGI and PSCCC directly. In addition, PSCo expects to continue to operate certain of its non-utility businesses directly. Finally, NCE may hold NC International directly; alternatively it may hold NC International indirectly through NC Enterprises and possibly e prime.

          From SPS, NCE will hold the following non-utility subsidiaries and investments indirectly through NC Enterprises: UE, Quixx and their respective subsidiaries and investments.

          Corporate charts showing the non-utility subsidiaries and investments of PSCo and SPS are filed as Exhibits E-4 and E-5. A

--------------------------

(37) The relative sizes of the PSCo and Cheyenne gas operations are shown in Appendix A (Comparison of PSCo and Cheyenne Gas to Regional Gas Utilities) to Exhibit J-1 (Analysis of the Economic Impact of a Divestiture of the Gas Operations of PSCo and Its Cheyenne Subsidiary).

corporate chart showing the projected arrangement of these subsidiaries and investments under NCE is filed as Exhibit E-6.

          Standard for retention: Section 11(b)(1) permits a registered holding company to retain "such other businesses as are reasonably incidental, or economically necessary or appropriate, to the operations of [an] integrated public utility system." Under the cases interpreting Section 11, an interest is retainable if (1) there is an operating or functional relationship between the operations of the utility system and the non-utility business sought to be retained, and retention is in the public interest, (38) or if (2) the business evolved out of the system's utility business, the investment is not significant in relation to the system's total financial resources, and the investment has the potential to produce benefits for investors and/or consumers. (39) In addition, the Commission has stated that "retainable non-utility interests should occupy a clearly subordinate position to the integrated system constituting the primary business of the registered holding company." (40) As set forth more fully below, the non-utility business interests that NCE will hold directly or through PSCo and NC Enterprises all meet the Commission's standards for retention. Indeed, most of the non-utility subsidiaries' activities fall within the exemption for energy-related activities in new Rule 58.

                    I.   DIRECT SUBSIDIARIES OF NCE

          WGI: WGI transports gas from the PSCo gas system to Cheyenne. As discussed previously, this gas pipeline subsidiary ensures access to natural gas supplies for the gas utility operations of Cheyenne and, thus, is functionally related to such utility operations. The Commission's decisions recognize the functional relationship of gas pipelines to the gas utility business and the retainability of gas transmission interests in connection with gas utility operations. See, e.g., CNG Transmission Corp., HCAR No. 25239 (Jan. 9, 1991); Central and South West Corp., HCAR No. 14555 (Dec. 28, 1961). WGI does provide gas transportation services for three other area gas utilities.

          PSCCC: PSCCC engages in financing and factoring of certain of PSCo's fuel inventories and customer accounts receivable. The Commission has authorized the acquisition of interests in similar credit companies by registered holding companies. See Central and South West Corporation, HCAR
No. 23767 (July 19, 1985).  After the

--------------------------

(38) See, e.g., Michigan Consolidated Gas Co., 44 SEC 361, 365 (1970), aff'd, 444 F.2d 913 (D.C. Cir. 1971) (quoting General Public Utilities Corp., 32 SEC 807, 839 (1951)); United Light and Railways Co., 35 SEC 516, 519
(1954).

(39) CSW Credit, Inc., HCAR No. 25995 (1994); Jersey Central Power & Light Co., HCAR No. 24348 (March 18, 1987).

(40)  United Light and Railways Co., 35 SEC at 519.

consummation of the Transaction, but following an interim period (see note 2, supra), PSCCC will become a direct subsidiary of NCE and engage in factoring and similar transactions with other companies in the NCE holding company system, including SPS, on the same terms as transactions with PSCo. PSCCC may also provide factoring services to unaffiliated utilities, although the provision of such services shall not exceed 50% of PSCCC's factoring business, unless the Commission otherwise authorizes. PSCCC will limit its acquisition of such nonaffiliate utility receivables such that for the preceding twelve-month period the amount of acquired nonaffiliate utility receivables outstanding as of the end of any calendar month will be less than the average amount of receivables from NCE associate companies outstanding as of the end of each calendar month during the preceding twelve-month period. See Central and South West Corporation, 60 SEC Docket 2658 (Dec. 22, 1995).

          NC International: As noted elsewhere in this application, NC International, which is presently a subsidiary of PSCo, after some interim period, but no later than September 30, 1997, will become (i) a direct subsidiary of NCE, (ii) a direct subsidiary of NC Enterprises, or (iii) a direct subsidiary of e prime which in turn will be a subsidiary of NC Enterprises. PSCo established NC International to hold its interest in Yorkshire Electricity Group plc. After the Transaction is consummated, Yorkshire Electricity Group plc will be qualified as a FUCO under Section 33 of the Act. NC International may seek to acquire interests in or operate other FUCOs. (41)

                    II.  SUBSIDIARIES AND INVESTMENTS OF NC ENTERPRISES

          UE: UE is engaged in a variety of engineering, development, design, construction, and other related services for non-affiliated customers. UE will also provide such services to affiliates. Clearly, the engineering, construction and design of utility plants is functionally related to the core utility operations of NCE. A utility company must be able to construct or otherwise acquire additional capacity as needed, and UE has a proven ability to do so. While UE's principal expertise grew out of the construction of power-related projects for SPS and it continues to work on power-related projects, UE does, from time to time, provide engineering and design services for other types of industrial plant construction. UE is not expected to conduct its business principally with NCE affiliated companies. For example, for calendar 1996 and fiscal 1996, revenues derived by UE from sales to associates represented only 33.3% and 30.5%, respectively, of its total revenues. As a non-regulated subsidiary in the NCE system, UE will be able to compete in the developing independent, as well as regulated, power markets due to its ability to

------------------------

(41) In this connection, prior to or after the Transaction, various interests that PSCo presently owns directly or indirectly in EWGs may be transferred to NCE, NC Enterprises, or NC International and may be designated as FUCOs. Moreover, see note 9, supra.

accomplish plant construction quickly and at a competitive price. UE also currently owns twenty-five electric substation facilities that it leases to twelve industrial customers of SPS. Revenues from that activity are approximately $2.5 million per year. The substations were purchased over a period of years from SPS, and the customers utilize the leased substations to secure power from SPS under a favorable transmission tariff recognized by Texas regulators. In order to obtain service under this tariff, the customer must own or lease its own substation facilities. The customer elects whether to build its own facility or lease it from UE or some other provider. SPS maintains a metering point upstream from the substation to record sales to the particular industrial customer. The delivery and sale of the electric energy to the industrial customer takes place at transmission level voltage prior to the energy reaching the UE-owned substation. UE will attempt to renegotiate the existing leases to make them into capital leases in conformity with generally accepted accounting principles. UE will also endeavor to ensure that all future leases of substation equipment are such capital leases. At the end of five years from the date of the SEC Order, to the extent that there are outstanding any substation leases that are not such capital leases, NCE commits that those substations will be sold by UE to SPS at their then net book value, and hereby requests authority to make such transfers at that time. If any substations are transferred to SPS, UE personnel may continue to administer the lease arrangements for SPS for a fee determined in accordance with Section 13 of the Act and Rules 87 and 90 thereunder. Except with respect to services provided to EWGs and FUCOs, and except as provided below, all of UE's activities, as well as the activities of all of UE's subsidiaries, are limited to the United States.
UE will not engage in any activity that would cause it to be a "public utility" under the Act.

     The Commission has authorized registered holding companies to engage in a number of similar businesses, including engineering, development, construction, management, and related services. See, e.g., Central and South West Corp., HCAR No. 26280 (Apr. 26, 1995) (authorizing Central and South West Services engineering and construction department to provide services to third parties); Entergy Corporation, HCAR No. 26322 (June 30, 1995) (authorizing Entergy Enterprises, Inc. to provide development, design, engineering, construction, maintenance, and management services to domestic and foreign power projects); New England Electric System, HCAR No. 26017 (Apr. 1, 1994) (authorizing New England Electric Resources, Inc. to provide consulting services, including engineering, design, and construction, to nonaffiliates for profit); General Public Utilities Corp., HCAR No. 25108 (June 26, 1990) (authorizing engineering and management services by Energy Initiatives, Incorporated). The activities of UE will be similar to those approved by the Commission and thus, UE is retainable. In addition, the activities of UE are primarily within the definition of energy-related activities under Rule 58 and specifically Rule 58(b)(1)(vii), which exempts acquisitions or transactions of energy-related businesses from the prior approval requirements of Sections 9(a)(1) and 10.

          In addition to the provision of such services within the United States and to FUCOs and foreign and domestic EWGs, NCE requests authorization for UE to provide directly (or indirectly through newly established subsidiaries or joint ventures) project development, engineering, design, construction and construction management, pre-operational start-up, testing and commissioning, operating, fuel management and procurement, maintenance and power plant overhaul, management and supervision, technical and training, administrative support, and other similar kinds of managerial and technical services to foreign developers, operators and owners of power projects, utility systems and industrial concerns. The Commission has authorized the provision of similar services to similar foreign entities. See Entergy Corporation, HCAR No. 26322 (authorizing Entergy Enterprises, Inc., to directly or indirectly provide these services directly or indirectly); The Southern Company, HCAR 26212 (December 30,
1994) (authorizing Southern Electric International, Inc. "to render project development, engineering, design, construction and construction management, operating, fuel management, maintenance and power plant overhaul, and other similar kinds of managerial and technical services to . . . non-affiliated developers, operators and owners of independent power projects and foreign and domestic utility systems and industrial concerns"). NCE further requests authorization for UE to provide such services to foreign power projects that it may develop on its own or in collaboration with third parties (see Entergy Corporation, HCAR No. 26322) and authorization for UE to form subsidiaries as domestic or foreign corporations, partnerships, or other entities to perform such services. (Id.)

          UE's subsidiary, Vista Environmental, performs environmental consulting services previously described. UE's investment in this business is related to experience gained in assessment and remediation of environmental matters for utility facilities. UE, through Vista Environmental, has applied the learning from the needs of SPS to site assessment, remediation, and environmental consulting, primarily for municipalities and oil companies. UE's total investment in Vista Environmental is $175,000. Total revenues annually for Vista Environmental are $900,000, of which UE's proportionate share is $675,000. Accordingly, since the business evolved out of the system's utility operations, the investment is not significant in relation to the system's total financial resources, and the investment has the potential to produce benefits for investors and/or consumers as that expertise can be expanded and applied, if necessary, to NCE system facilities, retention of Vista Environmental is appropriate pursuant to Section 11(b)(1). The Commission has authorized registered holding companies to acquire interests in environmental services subsidiaries in the past (see, e.g., Central and South West Corporation, HCAR No. 26367 (Sept. 1, 1995)) and Vista's environmental services are energy-related activities under Rule 58(b)(1)(vii).

          UE's wholly owned subsidiary Utility Services performs primarily two types of services: Maintenance, repair and installation of cooling towers for power facilities and other industrial users, and resource recovery which is the collection, processing, and sale of scrap metals that are a byproduct of SPS's utility operations. In connection with the cooling tower work, Utility Services has developed wood fabrication capability with respect to cedar components in cooling towers for power plants. That wood fabrication experience has expanded to the fabrication of wooden cross arms for utility poles. The scrap metal services business grew out of the SPS utility operations and currently approximately
99% of the scrap processed comes from SPS. NCE requests, however, should the opportunity arise, approval for Utility Services to utilize excess capacity by providing services to non-associate companies. In no event will Utility Services provide scrap metal recovery services to non-associate companies such that more than 49% of the revenues derived from this business will be from non-associates absent further authority from the Commission. The cooling tower and wood fabrication business also grew out of SPS's utility operations and the desire to utilize the expertise developed in those operations more fully and thereby defray the costs of the entire operation in a way that benefits the entire system. For the years 1991 through 1995 approximately 68% of the cooling tower work was performed for associate companies. In 1996, that percentage increased to approximately 95%. By utilizing excess capacity to build cooling towers, that expertise is available to associate companies as needed, and the fixed costs can be spread over a wider customer base. With respect to the wood fabrication portion of that business, again the primary use with respect to wood for cooling towers is for associate companies, and the ability to utilize the excess capacity benefits the entire system. The sole customer for the utility pole crossarm operations is SPS, although NCE requests, should the opportunity arise, approval for Utility Services to engage in that business for non-associate companies. In no event shall the cooling tower or wood fabrication services provided to non-associates exceed 49% of annual revenues of Utility Services from those businesses absent further authority from the Commission. These primary businesses are retainable for the same reasons cited above with respect to UE. Both the cooling tower services and the resource recovery activities grew out of the utility operations of SPS and retention will benefit the NCE system. These activities are energy related under Rule 58(b)(1)(vii). Except with respect to services that may in the future be provided to EWGs or FUCOs, all of the services to be provided by Utility Services will be provided in the United States. Utility Services does not, and will not in the future, engage in any activity that would cause it to be a "public utility" under the Act.

          UE's wholly-owned subsidiary, PRC, is in the business of providing human resource services from a database of names of unaffiliated technical personnel who are available to provide temporary technical services to various projects. PRC matches its customers with the desired non-affiliated technical personnel for a fee. PRC's customers include associate companies (approximately 59% at SPS or PSCo; 80% if all associate companies are included) and other unrelated industrial companies. Selling these services to non-associates helps ensure that the services are available to associate companies by allowing PRC to utilize more fully its capacity and to spread the costs associated with the services over a wider customer base. Approximately 97.5% of PRC's placements are with affiliates and companies that will be associate companies after the merger. Total revenues for the seven months ended March 31, 1997 were $600,710, 94% of which is attributable to placements with affiliates and companies that will be associate companies after the merger. In no event shall the services provided to non-associates exceed 49% of the annual revenues of PRC unless further authorized by the Commission. Only a minimal additional investment was required to create such a database, and UE's investment in this company is immaterial. Furthermore, the development of this database is incidental to and in connection with the services and expertise UE already provides to third parties and to affiliates. The Commission has permitted affiliates of other registered holding companies to operate and market similar database services. See, e.g., EUA Energy Investment Corporation, HCAR No. 25976
(January 24, 1994); Central and South West Services, Inc., HCAR No. 25132 (August 10, 1990). Thus, the retention of this subsidiary, subject to the 50% test outlined above, should be permitted. Since this database had its origins in the experience gathered in utility operations of SPS and provides a benefit to the system, this activity is also covered directly by Rule 58(b)(1)(vii).

          Quixx: The primary business of Quixx is investment in QFs, EWGs, foreign utility companies ("FUCOs") and other energy-related projects. In connection therewith, Quixx may conduct preliminary development activities including project due diligence and design; design review; market studies; site inspection; preparation of bid proposals (including the posting of bid bonds, cash deposits or similar instruments); application or required permits or authorizations, acquisition of options on sites and other rights; negotiation and execution of contractual commitments with owners of existing facilities, equipment vendors and other project contractors; negotiating of financing commitments with lenders and co-investors; and other activities required in preparation for the acquisition or financing of one of the listed entities.
Section 32 of the Act exempts EWGs from the provisions of the Act while
Section 33 of the Act exempts FUCOs from the provisions of the Act, thereby allowing registered holding companies to obtain interests in such entities. Moreover, the Commission has authorized the formation and financing of a number of non-utility subsidiaries of registered holding companies in order to invest in and hold securities of QFs, FUCOs, and EWGs. See, e.g., The Southern Company, HCAR No. 26212 (Dec. 30,1994); Entergy Corp., HCAR No. 26322 (June 30,
1995); Northeast Utilities, HCAR No. 25977 (Jan. 24, 1994) (authorizing Charter Oak Energy and COE Development Corporation); Central and South West Corp., HCAR No. 26156 (Nov. 3, 1994) (authorizing CSW to form, acquire, finance and own securities of FUCOs); Central and South West Corporation, HCAR No. 26155
(Nov. 2, 1994) (authorizing investment in a joint venture which will construct, own and operate QFs and EWGs). In addition, Rule 58 lists the ownership of QFs as an energy-related activity under Rule 58(b)(1)(viii). Thus, Quixx's principal operations are retainable under the Act. NCE seeks an order only with respect to the existing investments of Quixx. Quixx will not acquire interests in projects unless the acquisition is either approved by the Commission under the Act, or is exempt from the requirement of prior Commission approval.

     The following are (or, when constructed, will be) QFs or holding companies for such entities and are thus retainable under Section 11 as demonstrated by the Commission's precedent and Rule 58: BCH, Quixx Carolina, Inc., Quixx WPP94, Inc., Carolina Energy Limited Partnership, Windpower Partners 1994, L.P., Quixx Linden, L.P., Quixlin Corp., Borger Energy Associates, L.P., and Quixx Borger Cogen, Inc. The following are (or, when construed, will be) EWGs or holding companies for such entities and are also retainable under Section 11 as demonstrated by the Commission precedent:
Quixx Jamaica, Inc., Quixx Jamaica Power, Inc., KES Montego, Inc., KES Jamaica, L.P.(42), the Mosbacher Companies (which may also invest in FUCOs), Quixx Mustang Station, Inc. and Denver City Energy Associates, L.P.

          Quixx's subsidiary company Vedco Louisville, L.L.C. operates a facility that generates steam for use at a nearby DuPont manufacturing facility. The Commission has previously approved the retention or acquisition of similar businesses. See Cinergy Corp., HCAR No. 8767 (February 20, 1996); The Southern Company, HCAR No. 26468 (February 2, 1996) (acquisition of energy-related companies that derive substantially all of their revenue from the production, conversion, or distribution of steam); Mississippi Power Co., HCAR No. 16791 (July 28, 1970); General Public Utilities Corp., 32 SEC 807, 840-41 (1951) (retention of steam heating systems in which steam was used to both generate electricity and was sold to customers for steam heating purposes). Such a business is reasonably incidental to the operation of an electric utility system and is therefore retainable. The production, conversion, and distribution of thermal energy products, including process steam, is also permitted by Rule 58(b)(1)(vi).

          In addition to its primary business, Quixx through Quixx Resources and Quixx WRR, L.P. holds interests in certain water rights in Texas. These water rights are integrally related to the utility business of SPS in that water is a scarce commodity in Texas, without which utility generation plants cannot be constructed or operated. The water rights were originally acquired in connection with the expected construction of a power generation station that was not ultimately built. They are currently being held for future use in connection with the anticipated need for additional generation


------------------
(42) KES Jamaica, L.P., is an EWG which is owned by KES Montego, Inc. and Quixx Jamaica, Inc. Quixx Jamaica Power, Inc. has an agreement in principle to acquire 100% of the stock of KES Montego, Inc. All of these entities qualify as EWGs in that their sole business is the ownership or operation of an EWG. Official EWG status has only been sought and obtained with respect to KES Jamaica, L.P., the actual generation entity, but could be obtained with respect to all of these entities if required but actual designation should not be required since each entity is exclusively in the business of owning and holding the interest and securities of an exempt entity. See General Public Utilities, HCAR No. 26457 (January 19, 1996); New England Electric System, HCAR No. 26504 (April 15, 1996); Northeast Utilities, HCAR No. 26623 (Dec. 12, 1996).

capacity in Texas. See In Re Cites Service Power and Light Company, HCAR No. 4489 (Aug. 18, 1943). Quixx also provides, and seeks authorization to continue to provide, financing for heat pump acquisitions by SPS customers. Quixx had loans totaling $8.7 million as of February, 1997. It expects to finance up to $5 million in each of 1997, 1998, and 1999. The loans are generally of a 60-month duration with a 13% fixed annual simple interest rate. This activity is functionally related to the utility business, was developed in the course of SPS's utility business, and is de minimis in amount, contributing $1.2 million in income representing interest on heat pump financing contracts for the twelve months ended August 31, 1996. Rule 48 of the Act contains exemptions from the financing approval requirements for certain system companies to finance the acquisition of utility appliances such as water pumps for the customers of the operating utility companies within the holding company system. Although not directly applicable to Quixx, this rule does indicate that such activity is permissible for a registered holding company system and is functionally related to utility operations. Finally, the Commission has authorized financing and leasing of utility equipment for customers. See Central and South West Corporation, HCAR No. 26367 (Sept. 1, 1995); Entergy Corporation , HCAR No. 25718 (Dec. 28, 1992). See also, Consolidated Natural Gas Co., HCAR No. 26234 (Feb. 23,
1995) (authorizing CNG's subsidiary, CNGF, to finance the purchase of certain gas equipment, including "New Technology Equipment" and "Alternate Fuel Equipment," by customers who would, in turn, purchase gas from CNG System subsidiaries).

          Amarillo Railcar Services, a division of Quixx is also retainable.
The Commission has authorized electric utility subsidiaries of registered holding companies to construct, finance, acquire, and operate unit train repair and maintenance facilities generally where the railcars were used to service the utility by transporting coal. In the Matter of Southwestern Electric Power Company (subsidiary of CSW), HCAR Nos. 19643; 19468 (Aug. 9, 1976; April 6, 1976, respectively); In the Matter of Ohio Power Company (subsidiary of American Electric Power Company), HCAR Nos. 22977; 21886; 21173 (June 17, 1983; Jan. 16, 1981; Aug. 3, 1979, respectively). The operations of Amarillo Railcar are incidental to, and were developed as a result of, utility operations and expertise in connection with the transportation of coal and thus appear to be encompassed within Rule 58(b)(1)(ix). Although a majority of Amarillo Railcar Services' work involves railcars that transport coal for use by NCE system utility companies, it is also a general railcar maintenance operation that provides services to unaffiliated third parties. Amarillo Railcar's net revenues in the calendar year ended December 31, 1996 and the fiscal year ended August 31, 1996 were $1,226,000 and $1,288,000, which accounted for only one-tenth of one percent (both years) of SPS's overall revenues. It is a small operation that developed from utility operations, incurs very little cost at this point, and is beneficial to shareholders, and thus is retainable.

          Quixx also holds a royalty interest in coal and other minerals produced from certain properties owned by the Pittsburgh and

Midway Coal Mining Company. The Commission has approved of the acquisition of coal and mineral rights by registered holding companies or their utility subsidiaries, see, e.g., In the Matter of Indiana and Michigan Electric Company (subsidiary of American Electric Power Company), HCAR No. 19064 (June 26, 1975), as well as the transfer of such rights between subsidiaries, see, e.g., The Columbia Gas System, Inc. et al., HCAR No. 24881 (May 5, 1989); National Fuel Gas Supply Corporation, et al., HCAR No. 24491 (November 4,
1987). Therefore the Commission should not object to the retention of royalty interests in the coal and mineral production of the Pittsburgh and Midway Coal Mining Co. These rights were acquired in settlement of litigation over an acquisition and are de minimis, contributing $316,000 and $489,000 in revenues from royalty payments on coal for the twelve months ended December 31, 1996 and December 31, 1995, respectively.

          Quixx Power Services, Inc., a wholly-owned subsidiary of Quixx ("QPS"), will operate and maintain generation facilities in various locations, which will include cogeneration facilities in which Quixx holds an equity interest. QPS has a contract to operate and maintain the BCH and the Carolina Energy facilities.(43) QPS will operate the Linden facility, once constructed and operational, and the KES Jamaica facility. QPS will perform similar operation and maintenance services for unaffiliated projects. All of the facilities that QPS provides operations and maintenance services for are QFs, EWGs or FUCOs. Except with respect to possible future work for EWGs and FUCOs, QPS's activities are limited to the United States. QPS will not engage in any activity that would cause it to be a "public utility" under the Act. The expertise needed to provide such services is listed as an "energy-related" activity in Rule 58(b)(1)(vii). The services to be provided are consistent with the type of activities approved in various "consulting services" cases such as The Southern Company HCAR No. 26132 (July 17, 1981) and American Electric Power Company, HCAR 22468 (April 21, 1982) (each authorizing the creation of a consulting subsidiary to render management, technical and training services to non-affiliated entities). In addition, QPS' activities are de minimis, accounting for revenues of $712,000 and $609,000 for the twelve months ended December 31, 1996 and December 31, 1995, respectively.

          e prime: e prime is an energy services company that intends to engage in a broad array of energy-related activities and consumer services. e prime also has investments in a QF and an EWG, and intends to acquire interests in other QFs, EWGs, and FUCOs. Because e prime is a start-up company formed in 1995, its activities are in


---------------------
(43) Because the BCH facility is not currently being operated and the maintenance and operations agreement between that project and QPS have been abrogated, there is no longer a relationship with an associate company at that project. The Carolina Energy project is on hold, but even if construction is completed, the owners have determined to replace QPS as the operations and maintenance provider with an affiliate of one of the other owners.

their preliminary phases. It is anticipated that e prime will further develop some or all of these activities. The energy-related activities e prime is developing and engaging in, or intends to develop and engage in, include: electric and gas brokering and marketing at both the wholesale and, where authorized by state law, retail levels; energy consulting and project development services; construction, operation and ownership of electric generation and gas storage facilities; and construction, operation and ownership of equipment and facilities to gather and disseminate energy-related management information. Other consumer service activities e prime is, or intends to, engage in include information processing, telecommunications, and other technology-based services. e prime, however, does not own any facilities or engage in any activities that cause it to be, nor will it acquire an interest in any facilities or engage in any activities that will cause it to be, a public utility within the meaning of Section 2(a)(5) of the Act unless authorized by the Commission

          At present e prime is considering how to structure its business in light of regulatory requirements and other legal considerations, and is giving particular consideration to developing these activities through special-purpose subsidiaries on a line of business basis. Indeed, substantially all of the activities of e prime directly, or indirectly through subsidiary companies, will be energy-related activities under Rule 58 or ETC, EWG, or FUCO activities under Sections 32, 33, or 34 of the Act. With the exception of its interest in Young Gas, and possibly e prime Networks (which may or may not be constituted as an ETC or qualify as an energy-related company under Rule 58), all of e prime's activities and investments are expected to be exempt under the Act in accordance with those sections or rules. Thus, all of its ownership interests in electric facilities are likely to be limited to exempt entities. e prime will not engage in, nor acquire an interest in, any other businesses which are not exempt unless approved by further order of the Commission.

          The following is a fuller description of e prime's current activities and the bases on which they may be retained:

               Marketing: e prime is currently engaged in purchasing gas and electricity from, and reselling it to, utility and non-utility companies at negotiated rates reflecting market conditions. As part of its marketing activities, e prime intends to employ risk management strategies -- e.g., swaps, options, and futures contracts -- to enable buyers to hedge against adverse price changes. Consistent with the requirements of HCAR No. 26667 (at 33), wherein the Commission adopted Rule 58, e prime will only use hedging tools to minimize risks associated with contracts for purchase or sale of energy commodities; it will not use such tools to engage in speculation. e prime has received approvals and waivers from the FERC to Act as an electric power marketer. Unless authorized by the FERC, the marketing or brokering of power by e prime will not involve purchases from and sales to associate companies in the NCE system. Both power and gas marketing services will be offered to third parties. Consistent with prior Commission orders -- e.g., Southern Company Services, Inc., HCAR No.
26602 (November 28, 1996) -- e prime will not without separate authorization from the Commission, engage in marketing and brokering activities outside of the United States. e prime is currently engaging in electric and gas marketing directly.(44) However, e prime is presently evaluating whether to transfer these activities to a special purpose subsidiary, e prime Marketing. Such transfer will require FERC authorization.

               The present and planned marketing activities of e prime are similar to those the Commission has previously authorized and, therefore, may be retained consistent with the requirements of the Act. For example, in SEI Holdings, Inc., HCAR No. 26581 (September 26, 1996), the Commission found it appropriate under the Act for a subsidiary of a registered holding company to engage in both retail and wholesale gas and electric marketing activities. See also Eastern Utilities Associates, HCAR No. 26493 (March 14, 1996), New England Electric System, HCAR No. 26520 (May 23, 1996); Unitil Corporation, HCAR
No. 26127 (May 30, 1996); New England Electric System, HCAR No. 26520 (May 23,
1996); Northeast Utilities, HCAR No. 26544 (Aug. 13, 1996). Moreover, this Commission has recently found risk management activities to be permissible under the Act. American Electric Power Company, Inc., Release No. 26572
(September 13, 1996); The Columbia Gas System, Inc., Release No. 26610
(November 21, 1996). Moreover, "[t]he brokering and marketing of energy commodities, including but not limited to electricity, natural or manufactured gas and other combustible fuels," are activities that an energy-related company may engage in under Rule 58(b)(1)(v). Thus, if e prime transfers the marketing activities it is presently directly engaging in to e prime Marketing, that entity will qualify as an energy-related company under Rule 58.

               Consulting Services: e prime also provides demand side management services and intends to provide other consulting services to commercial and industrial customers. These services include or are expected to include energy analysis, project management, design and construction, energy efficient equipment installation and maintenance, facilities management services, environmental services and compliance, fuel procurement, and other similar kinds of managerial and technical services. The expertise needed to provide such services is listed as "energy-related" activities in Rule 58(b)(1)(i) and (vii). As discussed in detail with regard to the retention of UE, the Commission has authorized registered holding company subsidiaries to engage in utility-related consulting services numerous times in the past. See also, Central and South West Corporation, HCAR No. 26367 (Sept. 1, 1995) and American Electric Power Company, HCAR No. 26267 (April 5, 1995) (both cases authorizing the provision of a variety of demand-side management and other energy management services).


-----------------------
(44) e prime is also engaging in marketing activities indirectly through Texas Ohio Gas, which is discussed below.

               Development, ownership and operation of QFs, EWGs, and FUCOs:
e prime is constructing or owns and operates electric generation, transmission, and distribution and gas storage facilities, directly or indirectly, and is continuing to evaluate additional projects. The categories of electric facilities in which e prime has or may have an interest are QFs, EWGs, and FUCOs. In connection therewith, e prime may conduct preliminary development activities including project due diligence and design; design review; market studies; site inspection; preparation of bid proposals (including the posting of bid bonds, cash deposits or similar instruments); application or required permits or authorizations, acquisition of options on sites and other rights; negotiation and execution of contractual commitments with owners of existing facilities, equipment vendors and other project contractors; negotiating of financing commitments with lenders and co-investors; and other activities required in preparation for the acquisition or financing of one of the listed entities.(45)

          The Commission previously has authorized such activities by companies in a registered holding company system. See The Southern Company, HCAR
No. 26212 (Dec. 30, 1994). Managerial and technical services provided to such entities by e prime may include project development, engineering, design, construction and construction management, operating fuel management, testing, maintenance and administrative and technical support, all of which, again, have been previously authorized. See American Electric Power Company, HCAR No. 26267 (April 5, 1995); Entergy Corporation HCAR No. 26322 (June 30, 1995). Moreover, with respect to e prime's ownership of QFs, Rule 58(b)(1)(viii) identifies "[t]he development, ownership or operation of 'qualifying facilities,' as defined under the Public Utility Regulatory Policies Act of 1978, as amended ('PURPA'), and any integrated thermal, steam host, or other necessary facility constructed, developed, or acquired primarily to enable the qualifying facility to satisfy the useful thermal output requirements under PURPA," as an energy-related activity.

          e prime presently has interests in one QF and one EWG. e prime owns a 50% interest in Johnstown Cogeneration, which owns a 3 MW QF located in Johnstown, Colorado.(46) e prime international has a 25% interest in Kazak Power Partners Limited, which owns Karaganda II, an EWG located in Topar, Kazakstan. e prime international also wholly owns e prime operating, which has entered into a contract to operate Karaganda II, and intends to enter into other EWG operating arrangements. e prime international, e prime operating, and Kazak


-------------------------
(45) Certain of these business opportunities are being developed by ep3, L.P., a subsidiary of e prime which is discussed below. It is expected that the entities owning such facilities will qualify as either EWGs or FUCOs.

(46) The output of this facility is sold to PSCo at an avoided cost rate established by the CPUC in accordance with PURPA and the FERC's and CPUC's regulations implementing PURPA.

Power Partners Limited have each separately filed with the FERC an application for determination of EWG status on February 28, 1997. The FERC issued letter orders granting the requested EWG status for each of the three entities on April 10, 1997. e prime also established e prime (Belize) Limited to develop, own, and operate an eligible facility in Belize. However, it does not appear that e prime will pursue that project, and e prime (Belize) Limited will probably be dissolved.(47)

          After the consummation of the Transaction, NC International may become a wholly-owned subsidiary of e prime. Alternatively, NC International will become a direct subsidiary of NC Enterprises or NCE. The activities of NC International have previously been discussed in Item 3.A.2.a.ii.I. (Direct Subsidiaries of NCE).

               Telecommunications, Information, and Other Technology Based
Services: A potential business expansion by e prime, either directly or indirectly through one or more subsidiaries, is the provision of telecommunications, information, and other technology based services to third-parties and possibly affiliates as well.

          In this connection, e prime has established two subsidiaries, e prime Telecom and e prime Networks. e prime Telecom intends to provide long-haul fiber capacity using excess capacity on PSCO's fiber system on a wholesale basis to non-associate companies and engage in other ETC activities. An application for determination of e prime Telecom's ETC status was filed on March 10, 1997 with the FCC. Any transfer of assets by PSCo necessary for e prime Telecom to engage in that business will be done in a manner so as to satisfy the state commission approval requirements of Section 34(b) of the Act and the Colorado Public Utilities Law.

               e prime Networks was established by e prime to develop and operate a fixed remote meter reading network to provide meter reading services to PSCo for electric and gas operations in the Denver metropolitan area.
e prime Networks may also provide such services to other electric and gas utilities, and perhaps to water utilities as well. This network will consist of meter reading devices attached to the utility poles of PSCo, and perhaps other utilities, that will be able to read adapted meters in surrounding sectors. The Commission has authorized utilities to provide meter reading services to third-parties in the past, e.g., Central and South West Corporation, HCAR No. 26250 (March 14, 1995); Jersey Central Power & Light Co., HCAR No. 26600 (November 5,
1996); Appalachian Power Company, HCAR No. 26639 (January 2, 1997). e prime Networks is considering applying for a determination of ETC status. Alternatively, the provision of meter reading services may be deemed an energy-related activity under Rule 58(b)(1)(vii).


----------------------
(47) As discussed in Item 3.A.2.a.ii.I.(Direct Subsidiaries of NCE), NCE may realign e prime's present foreign EWG investments so that they are held by NCE, NC Enterprises, or NC International after the Transaction. Moreover, these EWGs may be designated as FUCOs.

          In addition to the above activities, e prime (1) expects to provide energy management services and sell devices, including computer software and hardware used for energy management purposes; and (2) may develop or market other electrotechnologies. e prime expects that these activities would fall within the scope of Rule 58(b)(1)(i) and (ii).

          In the event that e prime in the course of providing these -- or any other -- products or services uses intellectual property developed by NC Services, or the NCE system operating companies for utility operations, e prime, consistent with the formula that the Commission approved in Northeast Utilities, HCAR No. 25900 (September 30, 1993), will pay NC Services, or the NCE company that developed the intellectual property for utility purposes, that e prime uses or licenses: (1) 70% of the revenues from the intellectual property until the company that developed the intellectual property recovers its programming and development costs; and (2) 20% of such revenues thereafter. e prime will pay cost for intellectual property that an NC Services or an NCE system operating company develops at its request.

               Financing: On one past occasion, e prime has engaged in customer financing. In this instance, e prime purchased and now leases to a customer a gas-fired air compressor used for making snow. The customer's use of the air compressor is in conjunction with one of PSCo's CPUC approved DSM programs. The customer will obtain ownership of the air compressor at the end of the lease. The outstanding balance of the lease is $324,367. e prime may in the future wish to engage in other customer financing activities in connection with services and products that it provides. However, it will not do so unless it first obtains authorization from the Commission in a separate application or is otherwise allowed by Commission rule to do so.

               Young Gas: As of February 1, 1996 as the result of a contribution of Young Gas' shares from PSCo, e prime holds all of the outstanding shares of Young Gas, a limited liability company. Young Gas owns 47.5% interest in a limited partnership that owns a gas storage facility that stores gas underground primarily for use in PSCo's gas operations. The rates charged to PSCo for such services by the partnership are determined in accordance with FERC regulations and are cost-based. The partnership provides services to third parties at FERC determined rates as well. The Commission has recognized the functional relationship of gas storage facilities to a holding company system's gas utility business. In National Fuel Gas Company, HCAR
No. 25437 (Dec. 20, 1991), the Commission authorized the registered holding company: (1) to acquire a wholly-owned subsidiary to market natural gas and to assist in transporting and storing natural gas, and (2) to acquire a 50% interest in a partnership engaged in purchasing, storing, transporting, and marketing natural gas throughout the United States. See also, Consolidated Natural Gas Co., HCAR No. 26234 (Feb. 23, 1995) (describing CNG System as comprised of, inter alia, CNG Energy Services Corporation, which gas marketing subsidiary "sells gas and related services such as storage . . . to System [companies] and nonassociates . . ."). Thus, because PSCo is both a gas and an electric utility, the Commission should find Young Gas to be functionally related to its utility business.

               Texas Ohio Gas and Texas Ohio Pipeline: As of September 4, 1996, e prime has held all of the outstanding shares of Texas Ohio Gas, a natural gas marketer at both the retail and wholesale levels. Texas Ohio Gas is also engaged in an electric retail pilot program in New York. Prior to the consummation of the Transaction, Texas Ohio Gas expects to seek authorization from the FERC to market electric power and energy at the wholesale level. As is the case with e prime's marketing activities, Texas Ohio Gas will not engage in marketing and brokering activities outside of the United States unless authorized by the Commission. As discussed with regard to the retention of e prime, gas and electric marketing activities, including the use of risk management strategies, are consistent with Commission precedent, and are listed as an energy-related activity under Rule 58(b)(1)(v).

          In connection with its purchase of all outstanding shares of Texas Ohio Gas, e prime also purchased 100% of the shares of Texas Ohio Pipeline, which owns a 900 foot FERC regulated interstate gas pipeline linking the pipelines of Texas Eastern Transmission Corporation and Tennessee Gas Pipeline Company. This pipeline provides operational flexibility, allowing gas to be moved from one pipeline to another, that can be used to assist in Texas Ohio Gas's marketing activities. To elaborate briefly, Texas Ohio Gas, which presently has the right to use 100% of the capacity of the pipeline owned by Texas Ohio Pipeline, has various firm market obligations. Because there is an occasional lack of capacity on the two pipelines that Texas Ohio Pipeline's pipeline inter-connects, Texas Ohio Gas is able to use Texas Ohio Pipeline to move gas from one pipeline to another to meet those obligations. The pipeline will also allow Texas Ohio Gas and other gas transportation customers to respond to certain market events, which will further assist Texas Ohio Gas's gas marketing activities. e prime paid $2,000,000 for Texas Ohio Pipeline. As a consequence, retention of Texas Ohio Pipeline should be allowed. See SEI Holdings, Inc., HCAR No. 26581 (September 26, 1996) (authorizing the acquisition or construction of physical assets that are reasonably necessary in the day-to-day conduct of marketing operations).

               ep3: e prime has a 50% partnership interest (20% general partnership interest, 30% limited partnership interest) in ep3, which was formed to engage, or invest, in the business of marketing, developing, financing, constructing, managing, and operating electrical energy transmission, distribution, or generation facilities -- all of which are expected to qualify as FUCOs or EWGs -- or providing consulting services related thereto. It is expected that the primary focus of these activities will be on Latin America and other emerging foreign markets; no domestic activities are presently contemplated. The Commission has found these activities to be permissible under the Act. See, e.g., Northeast Utilities, HCAR No. 25977 (Jan. 24, 1996) (authorizing Charter Oak Energy and COE

Development Corporation); Central and South West Corp., HCAR No. 26156 (Nov. 3, 1994) (authorizing CSW to form, acquire, finance, and own securities of FUCOs); Central and South West Corporation, HCAR No. 26155 (Nov. 2, 1994) (investment in a joint venture which will construct, own, and operate QFs and EWGs).(48)

          Natural Fuels: This 83.63% owned subsidiary engages in the commercialization of compressed natural gas as a motor fuel. Services which Natural Fuels offers to third parties include conversion of vehicles to operate on natural gas or propane; construction, ownership, and operation of compressed natural gas fueling facilities; and the assembly and sale of compressed natural gas fueling facility equipment.

          The Commission previously has authorized other registered holding companies that own gas utility operating companies to form subsidiaries to engage in the activities that are carried out by Natural Fuels. In Consolidated Natural Gas Co., HCAR No. 25615, (Aug. 27, 1992), Consolidated Natural Gas Company and its wholly-owned subsidiary, CNG Energy Co., sought authorization for CNG Energy's Natural Gas Vehicle Division to engage in, inter alia, the following activities: (1) buying and reselling equipment necessary to transform vehicles from gasoline to natural gas and/or combined natural gas and gasoline operation ("Conversion Equipment"); (2) installing and/or maintaining Conversion Equipment on customer vehicles and providing training on the use, installation and maintenance thereof; (3) designing, constructing, owning, leasing, selling and/or maintaining refueling stations or mobile refueling operations for the refueling of natural gas vehicles; and
(4) entering into various joint arrangements with unrelated companies or individuals to engage in these activities. The retention of Natural Fuels should thus be authorized. See also, Consolidated Natural Gas Co., HCAR No. 26234 (Feb. 23, 1995) (authorizing CNG's subsidiary, CNGF, to finance the purchase of certain gas equipment, including "New Technology Equipment" and "Alternate Fuel Equipment," by customers who would, in turn, purchase gas from CNG System subsidiaries).

          NCE is aware that in Rule 58(b)(1), the Commission specified that companies engaged in the ownership, operation, sale of compressed natural gas powered vehicles, and the installation and servicing of refueling equipment for such vehicles, could only be deemed to be an "energy-related company" within the meaning of Rule 58 if the securities of such company "are acquired, directly or indirectly, by a registered holding company whose public-utility company subsidiaries are primarily gas utility companies." Thus, Natural Fuels cannot be deemed an energy-related company within the meaning of Rule 58 since the NCE utility operating companies are primarily electric utilities.

--------------------

(48) In connection with PSCo's acquisition of IPC (see note 9, supra), a new corporation, yet to be named, may be formed. Its activities will be the same as those currently performed by ep3, and the activities of ep3 may be wound down. It will initially be held by IPC and by either NC Enterprises, NC International, or e prime.

However, because PSCo and Cheyenne are combination gas and electric utilities, the Commission should find that the activities of Natural Fuels are functionally related to their core utility operations and allow them to be retained on that basis. Natural Fuels' activities will draw on the experience that PSCo and Cheyenne have developed from their gas utility operations. For example, the Compressed Natural Gas Fuel ("CNG") sales business requires the compression, drying, and safe handling of high pressure natural gas. The compression expertise in the gas utility carries over to the safe design and operation of the compression equipment used in the CNG business. The utility experience in delivering natural gas to utility customers carries over to serving the fleet customer with natural gas. Leak detection and repair in both businesses is similar in expertise and safety training. The drying of natural gas in the CNG business is similar to the utility expertise of dehydration. The overall expertise to design, build, maintain, and operate a CNG fueling facility is very close to the same expertise to design, build, operate, and maintain a gas compression plant and pipeline in the gas utility business.

          Moreover, Natural Fuels' business will also expand the market for natural gas, which will benefit PSCo's and Cheyenne's gas businesses.

          NC International: As noted previously, NC Enterprises may directly hold PSCO's present interest in NC International after the closing of the Transaction. Alternatively, NCE may hold this interest directly, or NC Enterprises may hold this interest indirectly through e prime. NC International's activities have previously been discussed in Item
3.A.2.a.ii.I. (Direct Subsidiaries of NCE).

          Additional ETC: As noted in footnote 4, supra, prior to the closing of the Transaction, PSCo expects to establish a new ETC which will sell, finance, install, and service satellite receiver dishes and a variety of ancillary components to enable customers to receive direct broadcast satellite service. This company will become a direct subsidiary of NC Enterprises after the closing of the Transaction.

                    III.  SUBSIDIARIES AND OPERATIONS OF PSCO

          1480 Welton: 1480 Welton holds certain of PSCo's real estate used or intended to be used in the utility business of PSCo, is functionally related to the utility operation of PSCo and is retainable. 1480 Welton does not hold interests in any other types of properties, nor does it offer services to non-system companies. The Commission has permitted a number of registered holding company systems to establish and/or retain real estate subsidiaries. See, e.g., UNITIL Corporation, HCAR No. 25524 (April 24,
1992) (UNITIL Realty); The Southern Company, HCAR No. 21898 (January 27,
1981) (Alabama Property Co. subsidiary of Alabama Power Co.); America Electric Power, HCAR No. 7615 (August 2, 1947) (Franklin Real Estate Co. and Indiana Franklin Realty Co.).

          Fuelco: Fuelco was formed to engage in natural gas and oil exploration and production. The Commission has approved the oil and gas exploration and development activities of New England Energy Incorporated ("NEEI"), the subsidiary of New England Electric System. New England Energy Incorporated, HCAR No. 23988 (Jan. 13, 1986); New England Energy Incorporated, HCAR No. 21862 (Dec. 30, 1980). Fuelco's activities are functionally related to utility operations and is thus retainable. In any event, Fuelco is now a corporation in dissolution under Colorado law, and substantially all of Fuelco's assets have been sold.

          Green and Clear Lakes and Ditch Companies: Green and Clear Lakes stores water for use by a PSCo hydroelectric facility, a business that clearly is functionally related to utility operations. The Ditch Companies own utility water rights that are also clearly functionally related to utility operations. Indeed, at the time of the break-up of the Cities Service holding company system, the Commission noted that the Ditch Companies could be retained by PSCo under the standards of Section 11(b)(1). In the Matter of Cities Service Power & Light Company, HCAR No. 4489 (Aug. 18, 1943).

          PSRI: PSRI owns certain life insurance policies acquired prior to 1986 on certain PSCo employees and retirees. PSRI does not intend to acquire any new policies or engage in any other active business. Moreover, divestiture or the early winding-down of PSRI could have adverse tax consequences for PSCo. In addition, PSRI accounts for only 1.4% and 1.6% of PSCo's consolidated revenue in the years ended December 31, 1995 and December 31, 1996, respectively.

          Thermal energy business: The thermal energy business of PSCo, which is located exclusively in its service territory and primarily in the downtown Denver area, serves 120 customers and has annual revenues of approximately $6.7 million. PSCo also intends to utilize and market the capacity and expertise developed in its thermal operations in different situations such as by offering chilled water services to existing customers, and providing services to maintain customer's heating and cooling plants. The thermal business is currently a division of PSCo, but may be moved to a separate subsidiary, either of NC Enterprises or PSCo.

          The retention of this business will further NCE's ability to be an energy service company providing consumers with all options to meet their energy needs. Although much of the steam is supplied from boilers at PSCo's Denver steam plant, the steam system is connected to the Zuni steam electric generating plant as well, and approximately one-quarter of the steam heating business requirements are met through steam produced by this electric generation plant in the course of its ordinary operation. The Commission has previously approved of the retention of steam heating operations under
Section 11(b)(1). See North American Company, 11 SEC 194 (1942); In the Matter of the Philadelphia Company, HCAR No. 8242 (June 2, 1948).

          Of course, PSCo is aware that the Commission in 1943 in the Cities Service case found similar operations of PSCo to be non-retainable.(49) That fact, however, is not dispositive here as, unlike at that time, the system is now connected with a PSCo generation facility and uses the steam produced by a facility that is also used for electric generation, and the nature of utility services has changed since that time. The retention of steam heating operations will allow NCE to offer customers this additional option to meet their energy needs, thereby allowing NCE to compete more effectively in the energy-services business. The Commission has recently found district cooling and heating services to be permissible under the Act. Cinergy Corp., HCAR No. 26474 (February 20, 1996). Moreover, "[t]he production, conversion, sale, and distribution of thermal energy products, such as process steam, heat, hot water, chilled water, air conditioning, compressed air and similar products" is an enumerated energy-related activity in Rule 58(b)(1)(vi). Thus, this thermal energy business of PSCo is reasonably incidental to NCE's utility operations and may be retained.

          Commercialization of electro-technologies and intellectual property: PSCo also markets non-utility products and services developed through electric utility operations. For example, PSCo currently provides relay testing services for customers and may lease or sell surge protection equipment to unaffiliated third parties as well as install, own and operate photovoltaic cells, and commercialize other electro-technologies that become available to it. Similarly, PSCo may sell or enter into royalty arrangements with regard to intellectual property owned or developed by PSCo in its utility operations.(50) Such commercialization activities are energy related activities as defined in Rule 58(b)(1)(ii) and, as discussed with regard to e prime's proposed meter reading services, commercialization of technology developed in utility operations has been previously authorized by the Commission (See also American Electric Power Company, HCAR No. 22468 (April 21, 1982) (authorizing sale and licensing of intellectual property developed by utility system companies)).

          Electric and gas vehicle products and services: In addition to the activities of Natural Fuels, as described above, PSCo is currently engaged in a program to develop fueling sites for natural gas vehicles. The fueling units will be owned by PSCo and are typically located at PSCO facilities. PSCO also has located fueling equipment at certain customer facilities. In addition, PSCO leases gas compressors, which are used for vehicle fueling purposes, to certain alternative fuel customers located within its service territory. NCE through PSCo or another subsidiary may expand its activities to own, operate, sell, install and service recharging and

--------------------

(49) The Commission did not require divestiture of the operations in 1943 as it recognized they were unprofitable and PSCo was unlikely to be able to divest them.

(50) In the event these arrangements are with affiliates, the royalty payment provisions set out in Northeast Utilities, HCAR No. 25900 (September 30,
1996), discussed with respect to e prime, will apply.

conversion equipment and facilities, and otherwise promote electric powered vehicles. Such activities relating to electric vehicles are energy-related under Rule 58(b)(1)(iii) for NCE, as a registered holding company whose operating companies are primary electric utilities. Moreover, because PSCo is a combination gas and electric utility, its fueling business for gas powered vehicles should be retainable for the reasons discussed with respect to Natural Fuels' activities.

          Sale and servicing of electric and gas appliances: PSCo's appliance service operations provide repair services and warranties to customers in connection with certain household appliances and may involve the leasing of certain large appliances (i.e. HVAC system. lighting system, chillers) to industrial customers. In Mississippi Power & Light Co., HCAR No. 25140 (August 30, 1990), the Commission authorized Mississippi Power & Light Co. to market and sell manufacturers' warranties and service agreements for space conditioning equipment as well as to market, sell, lease, and finance the acquisition and installation of surge suppressors. PSCO's activities are similar and are, therefore, retainable. Such activities should also be retainable for the reason set forth above with respect to Quixx's financing for heat pump acquisition by SPS customers. Also, by analogy, Rule 48 provides various exemptions for a public-utility company, such as PSCo, to provide financing for customer purchases of, including from such public-utility company engaged in the business of selling, standard electric and gas appliances. Moreover, "[t]he sale of electric and gas appliances . . . and the installation and servicing thereof" are "energy-related" activities under Rule 58(b)(1)(iv).

                    IV.   LEASING OF SPACE BETWEEN AND AMONG
                          ASSOCIATE COMPANIES

          SPS, PSCo, and other associate companies of NCE may, from time to time, enter into leases of office or other space with other associate companies. Any such lease will be in accordance with Rules 87, 90, and 91, except as may be otherwise authorized by the Commission. To the extent necessary, NCE requests authority from the Commission to enter into the business of leasing such space between and among associate companies and third parties. The Commission has permitted the leasing of excess office space. See, e.g., Central Power and Light Company, HCAR No. 26408 (November 13, 1995); Northeast Utilities, HCAR No. 24908 (June 22, 1989).

                    V.    APPLICABILITY OF THE 15% OF NET
                          CAPITALIZATION TEST UNDER RULE 58

          As detailed above, many of the non-utility activities of NCE and its affiliates fall within the ambit of newly adopted Rule 58. Rule 58 also provides (in section (a)(1)(ii)) that investments in non-utility activities that are exempt under Rule 58 cannot exceed 15% of the consolidated capitalization of the registered holding company. In its statement supporting the adoption of the Rule, the Commission stated:

          The Commission believes that all amounts that have actually been invested in energy-related companies pursuant to commission order prior to the date of effectiveness of the Rule should be excluded from the calculation of aggregate investment under Rule 58. The Commission also believes it is appropriate to exclude from the calculation all investments made prior to that date pursuant to available exemptions.

HCAR No. 26667 at 50-51.

          Because NCE was not yet a holding company, none of the investments in non-utility activities that are described herein were pursuant to Commission order. However, since all of the activities of SPS were outside the ambit of the Act and since the non-utility investments of PSCo, an exempt holding company, were exempt under the Act, investments made by SPS and PSCo prior to the effective date of Rule 58 which will continue as part of the NCE holdings after consummation of the merger, should not count in the calculation of the 15% maximum. The same reasoning that led the Commission to exempt prior investments for registered holding companies, justifies exempting from the 15% calculation the existing investments of a company about to be registered. As stated in the Rule, all additional investments made in those activities subsequent to the adoption of Rule 58 should be included in the 15% test.(51)

--------------------

(51) At December 31, 1996, the combined equity investment in non-utility companies by PSCo and SPS totaled $177,465,000, with total assets of these non-utility companies amounting to $446,548,000. PSCo's and SPS's respective portions of this equity investment and total assets were $65,528,000 equity investment and $318,221,000 total assets by PSCo; and $111,937,000 equity investment and $128,327,000 total assets by SPS. PSCo's subsidiary PSCCC, which as of December 31, 1996 had assets of $174,528,000 and a PSCo equity investment of $20,911,000, accounted for more than half of the December 31, 1996 non-utility assets of PSCo. The combined non-utility companies' equity investment and total asset numbers above include the following investment and asset amounts attributable to EWGs and FUCOs:

                              Equity Investment          Assets

          PSCo:
               EWGs                -0-                    -0-
               FUCOs               -0-                    -0-

          SPS:
               EWGs             $9,117,000             $9,117,000
               FUCOs               -0-                    -0-

          b.   SECTION 10(c)(2)

          The Transaction will tend toward the economical and efficient development of an integrated public utility system, thereby serving the public interest, as required by Section 10(c)(2) of the Act.

               i.   EFFICIENCIES AND ECONOMIES

          The Transaction will produce economies and efficiencies more than sufficient to satisfy the standards of Section 10(c)(2), described above. Although some of the anticipated economies and efficiencies will be fully realizable only in the longer term, they are properly considered in determining whether the standards of Section 10(c)(2) have been met. See American Electric Power Co., 46 SEC 1299, 1320-1321 (1978). Some potential benefits cannot be precisely estimated; nevertheless they too are entitled to be considered: "[S]pecific dollar forecasts of future savings are not necessarily required; a demonstrated potential for economies will suffice even when these are not precisely quantifiable." Centerior Energy Corp., HCAR No. 24073 (April 29, 1986) (citation omitted).

          At the time of the announcement of the Transaction, PSCo and SPS estimated the nominal dollar net value of synergies from the Transaction to be approximately $770 million over the first 10-year period from 1997 to 2006. The Transaction is expected to yield several types of presently quantifiable benefits: (1) capital expenditure savings; (2) production cost savings; (3) labor cost savings; and (4) administrative and general savings. The amount of savings estimated at the time of announcement of the Transaction in each of these categories, on a nominal dollar basis, is summarized in the table below:

     Category                                         Amount

Corporate Programs                                    $ 82.7M
Non-fuel Purchasing Economies                           19.1M
Capacity Deferrals*                                    160.1M
Fuel Savings                                           163.4M
Labor                                                  389.5M

     Less:  Pre-merger Initiatives                      (2.1M)
     Less:  Costs to Achieve                           (43.0M)
                                                      -------

Net Total Estimated Savings                           $769.7M
                                                      -------
                                                      -------

*Net of the estimated cost of building the planned interconnection between PSCo and SPS. See discussion under "Capacity Deferrals" below.

          These expected savings far exceed the savings claimed in a number of recent acquisitions approved by the Commission. See, e.g., Kansas Power and Light Co., HCAR No. 25465 (Feb. 5, 1992) (expected savings of $140 million over five years); IE Industries, HCAR

No. 25325 (June 3, 1991) (expected savings of $91 million over ten years); Midwest Resources, HCAR No. 25159 (Sept. 26, 1990) (estimated savings of $25 million over five years). These savings categories are described in greater detail below.

          Corporate Programs: These are savings related to insurance costs, outside services, shareholder services, advertising and other general and administrative overheads. The aggregate cost of these items for the companies on a stand-alone basis is greater than the cost will be to the combined new company. An example would be the hiring of one outside professional service (e.g., external auditors, attorneys, and consultants) instead of two.

          Non-Fuel Purchasing Economies: These are the savings which will result from the new, larger company having greater purchasing power. The new company will be able to coordinate its purchasing needs, buy in greater quantity, negotiate with vendors, and receive larger discounts.

          Capacity Deferrals: This refers to the savings created by deferring the construction of additional generating capacity. For these deferrals to be achieved, the two systems must be integrated via a HVDC interconnection and transmission line. Because of load diversity (the two systems peak at different times) the new company's peak load is less than the sum of the peak loads of the two individual companies. This load diversity requires less total capacity, allowing the new company to defer generation expansion and the associated costs to the ratepayer. The amount of projected capacity deferral savings is net of the estimated incremental merger-related cost of the HVDC interconnection and transmission line (approximately $112 million). See Item 3.A.2.b.ii.I for details of the interconnection and line.

          Fuel Savings: These are savings which result from the new, larger company having greater purchasing power. The new company will be able to negotiate contracts to procure and transport fuel in larger quantities, and at much larger discounts than either PSCo or SPS would on a stand-alone basis. Additionally, once the two systems are directly interconnected, the new company's operators will be able to dispatch and generate the power in the most economic manner, as certain plants are more economical than others.

          Labor Cost Savings: PSCo and SPS estimate that a net reduction in labor costs of at least $389.5 million on a nominal dollar basis can be achieved as a result of the Transaction through elimination of approximately 550-600 or more full time equivalent duplicative positions in certain corporate and administrative functions. This assumes a one-year period will be required to achieve the personnel reductions.

     (less)

          Pre-Merger Initiatives: The level of employees of both companies combined compared with the level of employees needed for the new company indicates that approximately 550-600 or more full-time duplicate positions be eliminated through the merger process. There is, however, a level of employee reduction which will occur regardless of the merger. This figure is a part of the total labor savings amount above, and is removed from the savings estimates to avoid double counting of savings for forecasting purposes

          Costs to Achieve: This consists of merger costs such as investment bankers' fees, attorney and accountant fees, and severance and other employee reduction-related costs. Item 2 provides details of some of these components and their amounts.

          Additional Expected Benefits: In addition to the benefits described above, there are other benefits which, while presently difficult to quantify, are nonetheless substantial. These other benefits include competitive rates and services, increased size and stability, diversification of service territory, coordination of diversification programs, complementary operational functions, and complementary management.

     - COMPETITIVE RATES AND SERVICES -- NCE will be able to meet the challenges of the increasingly competitive environment in the utility industry more effectively than either PSCo or SPS standing alone. The Transaction will create financial and operational benefits for customers in the form of lower rates and better service over the long-term.

     - INCREASED SIZE AND STABILITY -- As a larger entity, shareholders will benefit over the long-term from the NCE's greater financial strength and financial flexibility. NCE will be better able to take advantage of future strategic opportunities and to reduce its exposure to changes in economic conditions in any segment of the business.

     - DIVERSIFICATION OF SERVICE TERRITORY -- The combined service territories of PSCo and SPS will be larger and more geographically diverse than the independent service territories of each entity, reducing NCE's exposure to changes in economic, competitive, or climatic conditions in any given sector of the combined service territory.

     - COORDINATION OF DIVERSIFICATION PROGRAMS -- PSCo and SPS each have complementary non-regulated subsidiary businesses, and NCE, as a stronger financial entity, should be able to manage and pursue these subsidiary businesses more efficiently and effectively as a result of access to lower-cost capital and efficiencies achievable through greater size.

     - COMPLEMENTARY OPERATIONAL FUNCTIONS -- The combination of PSCo, with expertise in customer service applications and energy services as well as natural gas utility operations, and SPS, a low-cost power producer with recognized expertise in engineering services, wholesale power marketing and utility generation projects, will allow NCE to offer customers a more complete menu of service options and a better operational balance.

     - COMPLEMENTARY MANAGEMENT -- The managements of PSCo and SPS have complementary strengths which will provide NCE with a strong and capable management team, facilitating the merger of similar corporate cultures and achieving cooperation and coordination in an efficient manner.

               ii.  INTEGRATED PUBLIC UTILITY SYSTEM

          Reference is made to Item 3.A.2.a. for a discussion of the retention of both NCE's electric and gas utility businesses. In the Commission's decision In the Matter of American Water Works and Electric Company, Incorporated, 2 SEC 972 (1937), it was noted that the Act does not contain a definition of a single integrated utility in the context of a combined company:

          We believe, however, that it is proper to regard such a combined property as a single integrated system, provided that all of the electric properties are integrated and all of the properties, both gas and electric, are in fairly close geographic proximity and are so related that substantial economies may be effectuated by their coordination under common control.

As is pointed out in Item 3.A.2.a. above, the Transaction meets the requirements necessary for NCE to remain a combination gas and electric utility holding company. NCE also meets the standards of Section 2(a)(29)(A) and (B) of the Act with respect to its electric operations and gas operations.

                    I.    ELECTRIC SYSTEM

          As applied to electric utility companies, the term "integrated public utility system" is defined in Section 2(a)(29)(A) of the Act as:

          a system consisting of one or more units of generating plants and/or transmission lines and/or distributing facilities, whose utility assets, whether owned by one or more electric utility companies, are physically interconnected or capable of physical interconnection and which under normal conditions may be economically operated as a single interconnected and coordinated system confined in its operation to a single area or region, in one or more states, not so large as to impair (considering the state of the art and the area or region affected) the advantages of localized management, efficient operation, and the effectiveness of regulation.

On the basis of this statutory definition, the Commission has established four standards that must be met before the Commission will find that an integrated public utility system will result from a proposed acquisition of securities:

     (1) the utility assets of the system are physically interconnected or capable of physical interconnection;

     (2) the utility assets, under normal conditions, may be economically operated as a single interconnected and coordinated system;

     (3) the system must be confined in its operations to a single area or region; and

     (4) the system must not be so large as to impair (considering the state of the art and the area or region affected) the advantages of localized management, efficient operation, and the effectiveness of regulation.

Environmental Action, Inc. v. Securities and Exch. Comm'n, 895 F.2d 1255, 1263 (9th Cir. 1990) (citing In re Electric Energy, Inc., 38 SEC 658, 668 (1958)). The Transaction satisfies all four of these requirements. It should be noted that in the 1995 Report, the Division recommended that the Commission "respond realistically to the changes in the utility industry and interpret more flexibly each piece of the integration requirement."(52)

          At the moment, PSCo and SPS have the ability to exchange power over a transmission tie owned by Public Service Company of New Mexico ("PNM"). In the past, the two companies have exchanged electric energy utilizing these facilities. Facilitating the current transmission and exchange of power between the parties is participation by PSCo, SPS and PNM in the WSPP, which provides for, among other things, the exchange of bulk power.

          The Section 2(a)(29) standard will be met in this Transaction, however, as the NCE system is capable of interconnection through the construction of a new transmission tie line, construction of which is planned within five years of the effective time of the Transaction. NEC is committed to the construction of this transmission tie line. Present plans are to complete the interconnect by the year 2001. For purposes of estimating merger savings, PSCo and SPS assumed that the tie line would be approximately 300 miles, running from near Amarillo, Texas to Southeastern Colorado, and that the tie line voltage would be 345 KV. They also estimated that the costs associated with constructing the interconnection line amount to $149 million, of which $112 million are incremental costs attributable to the Transaction. However, the actual routing and cost of the tie line has not yet been finally determined. In conjunction with a settlement of the FERC merger proceeding, SPS and PSCo have agreed


-------------------------

(52) 1995 Report at 71.

with other utilities to comprehensive procedures for regional planning of the new transmission interconnection between SPS and PSCo. See Exhibit D-1.4, hereto. The procedures will allow for the participation of all interested parties in the identification and evaluation of transmission line alternatives to connect the PSCo and SPS systems. Following completion of the line, the PSCo and SPS systems will be operated as a single interconnected system. The initial open planning meeting, as contemplated in the settlement agreement, was held on October 3, 1996. Since that time a study committee has been established among the open study participants (not simply PSCo and SPS). The study committee has identified alternative routes to be evaluated.

          Since SPS operates in the Eastern Interconnection and is a member of the SPP and PSCo is in the Western Interconnection and is a member of the WSCC, the interconnect must include at least one HVDC back-to-back terminal between the two systems. The HVDC terminal included for purposes of estimating merger savings to asynchronously connect the two companies was expected to be rated at 400 MW and allow for capacity and energy transfers between the two systems.(53) However, it is possible that one or more such interconnects could be constructed.

          This additional interconnect will further the economic operation of the NCE system by enabling it to achieve additional production-related synergies. Indeed, the plans for the line's construction are not related to any requirement of the Act, but rather to the substantial benefits that will accrue as a result of the line. As recently as 1992, SPS and PSCo discussed connecting their systems through an HVDC tie and transmission line to facilitate transactions between their systems. The production-related benefits of the proposed interconnect were determined in three areas: capacity deferral savings, joint dispatch savings, and fuel energy savings. The process used to estimate these savings involved modeling each company's system and determining its costs on a stand-alone basis and then on a combined basis. The savings were based on a comparison of the individual system costs to those determined on a combined basis. The representation of the individual systems was based on each company's most recent resource plan, modified to account for any major changes in assumptions since the plan was developed, and the most recent fuel forecasts. The combined system expansion plan was based on the reduced capacity requirements of the combined system and accounted for the expected fuel synergy savings. The development of these costs considered production costs as well as investment-related costs. Benefits attributed to joint dispatch savings were developed


-------------------------

(53) This is exactly the type of asynchronous interconnection approved by the Commission in connection with a settlement that provided for the construction by the Central and South West Corporation of two HVDC ties to interconnect its ERCOT subsidiaries with its Southwest Power Pool subsidiaries, thereby satisfying the Act's integration requirements. See Central and South West Corporation, HCAR No. 22439 (April 1, 1982).

within the combined system model and coincide with the in-service date of a new transmission line between the two companies. Overall, it is anticipated that the electric production-related savings from the merger of PSCo and SPS will aggregate approximately $270 million (net of the cost of the line). To achieve this level of savings, the tie-line will need to be constructed. Additional savings are likely to be realized over time. Additional information regarding electric production-savings can be found in Exhibit D-1.2.2. attached hereto.

          The Commission has previously indicated that a single integrated system exists even based solely on a planned, future interconnection, provided that such physical interconnection is "contemplated or . . . possible within the reasonably near future" and not just something that "might occur in the remote future, and whose occurrence has not been foreshadowed by any facts shown in the record."(54) The benefits to be derived by the new transmission line are also a factor in determining whether the system is capable of physical interconnection.(55) The fact that the Commission has indicated that, absent special circumstances, the "reasonably near future" mentioned above, should not exceed 10 years,(56) is not an issue in this case as the parties do have definite plans to construct an interconnection that will be in service and generating economies within 5 years of the consummation of the Transaction.

          In addition, Cheyenne forms a single integrated system with the NCE system. With regard to electric properties and as set forth above,(57) the key to a single integrated system is that the utility assets are "physically interconnected or capable of interconnection."

-------------------------

(54) In the Matter of the North American Company and Its Subsidiaries, HCAR No. 4505 (Apr. 15, 1942). See also, In the Matter of Hudson River Power Corporation, HCAR No. 2415 (Dec. 9, 1940) (integration standard not met where "the record discloses no definite plan for bringing about any such interconnection"); In the Matter of Cities Service Power & Light Corporation, HCAR No. 5256 (Aug. 30, 1944) (integration standard met where "Derby contemplates the construction of such interconnection facilities").

(55) In one instance, the Commission noted that while "we are not aware of any plans for undertaking these interconnections in the near future ... [w]e find ... no occasion to doubt the validity of the estimates of benefits to be derived therefrom," in its holding that such facilities were considered capable of interconnection. In the Matter of Cities Service Power & Light Company, HCAR No. 4489 (Aug. 18, 1943).

(56) See, In the Matter of Union Electric Company, HCAR No. 18368 (Apr. 10,
1974) (holding that in the absence of special circumstances, physical interconnection that might be built in ten years if economical does not meet integration requirement).

(57) The issue of Cheyenne's gas properties is discussed under Item 3.A.2.a.i. (Retention of Gas Operations).

Historically both Cheyenne and PSCo were part of the Cities Service Power and Light Company holding company system. When the Commission ordered the break-up of that system in the mid-1940s, it issued orders organizing the various systems within the Cities Services system as independent systems. At that time, the Commission specifically examined the relationship between the electric utility operations of PSCo and Cheyenne and held that together they constituted a single integrated system within the meaning of Section 2(a)(29) of the Act.(58) The Commission noted that the two systems were interconnected via "a transmission line which functions as an important tie between the companies although it is owned, not in the system, but by the United States Bureau of Reclamation."(59) Moreover, although the Commission initially postponed any finding on the issue of PSCo's retention of combination gas and electric utility properties, it did examine the PSCo and Cheyenne gas operations as one unit.(60) PSCo and Cheyenne continue to form such an integrated system and the addition of NCE as a holding company above these entities does not alter that fact, nor does the fact that the NCE system will include SPS utility properties since, as described above, PSCo and SPS will be interconnected and PSCo and Cheyenne are interconnected. Thus, the entire system is, or is capable of being, interconnected.

          The specific physical interconnection via electric transmission ties between PSCo and Cheyenne is as follows: 115KV transmission lines owned by WAPA connect with the Cheyenne system via the Happy Jack, Cheyenne and Archer substations. WAPA transmission lines also interconnect with PSCo transmission lines. One of these WAPA owned lines connects PSCo and Cheyenne, running directly from a WAPA-PSCo interconnection to a WAPA-Cheyenne interconnection. Indeed, the Applicants believe that this line is the same line referred to in the Cities Service decision.

          It should be noted that Cheyenne was receiving electricity from PSCo via this line at the time of the Cities Service decision, while today, as a result of a competitive bid process to supply the Cheyenne system, Cheyenne currently receives its power requirements to serve its load from a thirty-party utility, PacifiCorp, in accordance with an agreement that expires in the year 2000. That fact should not prevent the conclusion that the PSCo and Cheyenne electric systems constitute a single integrated electric system within the meaning of Section 2(a)(29). PacifiCorp was selected as Cheyenne's power supplier in a competitive resource selection process in which PSCo participated. Had PSCo won the bidding process, it could have met Cheyenne's power


-------------------------

(58) Cities Service Power & Light Company And Its Subsidiary Companies ("Cities Service"), HCAR No. 4489 (August 18, 1943) ("We find that the properties of the Cheyenne company and the Armada company, together with the main body of the Public Service properties in northern Colorado, form a single integrated electric utility system").

(59) Id.

(60) Id.

requirements. Moreover, Cheyenne's use of competitive resource selection procedures is consistent with the preferences of the WPSC, as reflected in the Stipulation and Agreement that Cheyenne reached in the proceeding on the PSCo and SPS merger, which the WPSC had to approve because it involved a change of control of Cheyenne. As set forth in section 4(a) thereto:

          Unless and until Cheyenne proposes and discusses alternative resource selection procedures with the Commission, Cheyenne commits that, following the consummation of the merger of PSCo and SPS, and the formation of NCE, it will continue to use the resource planning and bidding techniques and methods it used during its last competitive electric resource solicitation, which resulted in the selection of PacifiCorp as Cheyenne's full requirements electricity provider through December 31, 2000. In this connection, Cheyenne will provide written notification to and consult with the Commission before agreeing to engage in joint resource planning with PSCo and SPS.

The Stipulation and Agreement is included as an attachment to Exhibit D-3.2 to this Application. Moreover, the third-party relationship demonstrates adherence to a policy the Act is intended to promote: the prevention of affiliate abuse. That is, Cheyenne has in the past and will in the future choose its power supplier irrespective of corporate relationships. As a final point, the general manager of the Cheyenne system has historically reported to the vice president of electric and gas distribution in PSCo.

          Additionally, notwithstanding that Cheyenne currently obtains its power requirements from PacifiCorp rather than PSCo, Cheyenne and PSCo coordinate operations in other ways. For example, PSCo currently provides significant system support services for Cheyenne, including emergency support, system design, construction and operation, and maintenance activities. PSCo administers the joint PSCo/Cheyenne transmission tariff on behalf of both companies. PSCo provides a variety of administrative and general services in support of Cheyenne, including rate and regulatory support, legal support, accounting support, and technical assistance. As an example of the services PSCo provides to Cheyenne, in Cheyenne's last competitive solicitation, certain departments in PSCo helped Cheyenne evaluate the bids and select PacifiCorp as its supplier, even though PSCo itself had put in a bid to supply Cheyenne.

          The NCE electric system will operate in a single area or region. The system will operate in six contiguous states in the greater southwest region of the United States. It should be noted that in the 1995 Report, the Division has stated that the evaluation of the "single area or region" portion of the integration requirement "should be made. . . in light of the effect of technological advances on the ability to transmit electric energy economically over longer distance, and other developments in the industry, such as brokers and marketers, that affect the concept of geographic integration."(61) The
1995 Report also recommends primacy be given to "demonstrated economies and efficiencies to satisfy the integration requirements."(62) As set forth in
Item 3.A.2.b.i, the Transaction will result in economies and efficiencies for the utilities and, in turn, their customers.

          Moreover, the NCE electric system will not be so large as to impair the advantages of localized management, efficient operations, and the effectiveness of regulation. After the Transaction, PSCo, SPS and Cheyenne will maintain their current headquarters as subsidiary headquarters and as local operating headquarters for the areas they presently serve, while NCE maintains system headquarters in both Denver (corporate offices) and Amarillo (operating offices). This structure will preserve all the benefits of localized management PSCo, SPS, and Cheyenne presently enjoy while simultaneously allowing for the efficiencies and economies that will derive from their strategic alliance. Furthermore, as described earlier, the system will facilitate efficient operation.

          Additionally, the NCE system will not impair the effectiveness of state regulation. PSCo, SPS, and Cheyenne will continue their separate existence as before, and their utility operations will remain subject to the same regulatory authorities by which they are presently regulated, namely the CPUC, WPSC, PUCT, NMPUC, KCC, OCC, and the FERC. PSCo and SPS have worked, and are continuing to work, closely with the CPUC, WPSC, NMPUC, PUCT, KCC, and OCC as well as the FERC and the NRC, to ensure they are well informed about this Transaction, and public hearings have been held by the CPUC, WPSC, PUCT, NMPUC, and FERC as part of the process of obtaining the required regulatory approvals for the Transaction. Furthermore, all required state regulatory approvals (as well as the approval of FERC and the NRC) have been obtained. Pursuant to the recommendations contained in the 1995 Report, this last factor is significant as the Division stated therein "when the affected state and local regulators concur, the [Commission] should interpret the integration standard flexibly to permit non-traditional systems if the standards of the Act are otherwise met,"(63) especially since this Transaction will result in a system similar to the traditional registered holding company system.

                    II.  GAS UTILITY SYSTEM

          As discussed in Item 3.A.2.a.i, NCE seeks retention of the PSCo and Cheyenne gas systems on a separate system basis, not as a single integrated gas system. Nevertheless, NCE believes that an argument can be made that the PSCO and Cheyenne gas systems can be


-------------------------

(61) 1995 Report at 72-74.

(62) 1995 Report at 73.

(63) 1995 Report at 74.

considered a single integrated gas utility system within the meaning of the Act and consistent with Commission precedent.

          To elaborate, the two operations are physically connected by the WestGas interstate transmission pipeline (owned by WGI) which connects to the PSCo transmission system at Chalk Bluffs, Colorado near the Colorado-Wyoming border and runs to Cheyenne, Wyoming. Although PSCo and Cheyenne each maintain separate gas supply and capacity portfolios that are consistent with the requirements of their respective systems, they nevertheless, through the WGI pipeline, derive gas from common sources of supply. PSCo and Cheyenne also derive gas from common sources through the Colorado Interstate Gas Co. transmission system, to which both companies are connected. Moreover, their gas portfolios are managed by a central supply and capacity organization within PSCo, and their operations will continue to be centralized by NC Services after the merger. Further, PSCo's and Cheyenne's gas systems are monitored and operated from the same Gas Load Control Center located in Golden, Colorado. The operating pressures on both systems can be affected simultaneously by the valve settings and compression utilized by WGI. In these circumstances, the Commission could find the PSCo and Cheyenne gas systems to be a single integrated utility system for purposes of the Act. See MCN Corporation, HCAR No. 26576 (September 17, 1996) (Commission finding non-contiguous local distribution companies to be part of an "integrated public utility system" where, among other things, the local distribution companies were interconnected through common pipelines and obtained gas from a common source).

     3.   SECTION 10(f)

     Section 10(f) provides that:

     The Commission shall not approve any acquisition as to which an application is made under this section unless it appears to the satisfaction of the Commission that such State laws as may apply in respect to such acquisition have been complied with, except where the Commission finds that compliance with such State laws would be detrimental to the carrying out of the provisions of section 11.

As described in Item 4 of this Application/Declaration, and as evidenced by the orders issued by the CPUC, WPSC, PUCT, NMPUC, and the KCC all relating to the Transaction, NCE has complied with all applicable state laws related to the proposed transaction.

     4.   OTHER APPLICABLE PROVISIONS -- SECTION 9(a)(1)

          NCE is also requesting authorization from the Commission under
Section 9(a)(1) of the Act for the acquisition by it of the voting securities of NC Services and NC Enterprises as part of the Transaction. Section 9(a)(1) of the Act requires a registered holding company or any subsidiary thereof to obtain authorization from the Commission before acquiring "any securities or utility assets or any other interest in any business." In order to approve an acquisition under Section 9(a)(1), the Commission must find that such acquisition meets the standards of Section 10 of the Act, which in turn requires compliance with Section 8 and 11 of the Act. Although NCE will not become a registered holding company until consummation of the Transaction and thus Section
9(a)(1) is not applicable to it until that time, because NCE will become subject to Section 9(a)(1), NCE is requesting the Commission's authorization for these transactions.

          The acquisition by NCE of the common stock of NC Services, making it a wholly-owned subsidiary of NCE, will allow NCE to create a subsidiary service company and capture economies of scale from the centralization of administrative and general services to be provided to system companies. Since the cost of such services are considered in rate cases, many of the benefits realized as a result of NC Services will accrue to NCE's ratepayers. Virtually every registered holding company has a subsidiary service company performing many of the same functions as NC Services will perform. The acquisition of NC Services is in the public interest, will not unduly complicate the capital structure of NCE, and will not cause the NCE system to violate any other provision of the Act. NC Services' only class of authorized stock will be its common stock, all of which will be owned by NCE. The operation of NC Services, and the allocation of cost for its operation, is discussed in detail in Item 3.B below.

          NCE is also requesting authorization to acquire all of the issued and outstanding common stock of NC Enterprises, which will serve as an intermediate holding company for certain of the system's non-utility subsidiaries and investments. NCE believes that an intermediate holding company provides a clearer separation between the system's utility and non-utility operations and allows for centralization of the operation of the non-utility operations. Although NC Enterprises will have issued and have outstanding debt to SPS (in connection with NC Enterprises's acquisition of UE and Quixx) as part of the Transaction, this should not unduly complicate the NCE system's capital structure. While NC Enterprises will have a board of directors, appointed officers and, possibly, employees, it also will receive services from NC Services. Costs for any work performed for NC Enterprises by NC Services will be charged to NC Enterprises in accordance with the appropriate allocation method set forth in the Non-Utility Service Agreement.

          NC Enterprises requests authorization under Section 9(a)(1) of the Act to acquire all of the issued and outstanding common stock of e prime, UE, Quixx, and Natural Fuels. As discussed in Item 3.A.2.a.ii above, each of these businesses may be retained by the NCE system under the Act. NCE believes that the reorganization of these non-utility businesses as subsidiaries of NC Enterprises instead of as subsidiaries of either PSCo or SPS directly, will be beneficial to ratepayers by providing a clearer separation between the system's utility and non-utility operations and by insulating the operating utilities from the results of operations of these entities. NC Enterprises will directly acquire the securities of certain current PSCo subsidiaries via an equity contribution from NCE. In order to maintain the current equity capitalization of SPS, NC Enterprises will issue debt to SPS in exchange for the securities of UE and Quixx. The acquisitions of Quixx and UE are proposed to be consummated as sales for debt in order to preserve the capital structure of SPS and the NMPUC has ordered such sale at the companies' fair market value, which SPS anticipates will approximate equity value. The equity of the two subsidiaries at December 31, 1996 and December 31, 1995, respectively, was valued at $111.9 million and $95.0 million, or approximately 15% and 13% of SPS's equity of $731.8 million and $727.9 million. Transferring the subsidiaries by payment of a dividend of their stock would cause a reduction of SPS's equity by this same amount.
This would be viewed negatively from a regulatory and rating agency point of view. Selling the subsidiaries eliminates this adverse impact on SPS.

          The debt issued by NC Enterprises will have a thirty year maturity and bear interest at a fixed rate. The interest rate will be determined at the time of issuance based on the then prevailing rate which would be charged by an unaffiliated third party. Interest only will be paid for the first three years and thereafter interest and principal will be amortized over the remaining 27 years payable in equal annual installments. NC Enterprises will have the option to prepay the entire obligation, including accrued and unpaid interest, at any time without any prepayment premium. The form of note to be used to evidence the debt of NC Enterprises is attached as Exhibit J-5. NC Enterprises expects to have sufficient earnings to service the debt based on the expected earnings of UE and Quixx after the first four years. See Exhibit J-4. Prior thereto, NC Enterprises will also have available the earnings of its other subsidiaries and other sources of cash to meet its obligation under the Note. Because NC Enterprises may be considered to be thinly capitalized for accounting purposes, it may be necessary for NCE to guarantee this debt in order for the transfer of the shares by SPS to be considered a sale. NCE accordingly hereby requests authority to make such guarantee should it become so necessary.

          Finally, NCE, NC Enterprises, or e prime, as appropriate, requests authorization under Section 9(a)(1) of the Act to acquire all of the issued and outstanding common stock of NC International.

B.   INTRA-SYSTEM TRANSACTIONS

          The NCE system companies will engage in a variety of affiliate transactions for the provision of goods, services, and construction. Certain of these transactions, and in some instances associated exemptions from the Commission's Rules, are elaborated upon below. The provision of goods, services, and construction by NCE system companies to other NCE system companies will be carried out in accordance with the requirements and provisions of Rules 87, 90, and 91 unless otherwise authorized by the Commission by order or rule.

     1.   SERVICES, GOODS, AND ASSETS INVOLVING THE UTILITY
          OPERATING COMPANIES

          PSCo, SPS, and Cheyenne may provide to one another and other associate companies services incidental to their utility businesses, including but not limited to, power plant maintenance overhauls, power plant and storm outage emergency repairs, and services of personnel with specialized expertise related to the operation of the utility (i.e., services by an industrial lighting specialist or waste disposal specialist). These services will be provided in accordance with Rules 87, 90, and 91. Moreover, in accordance with Rules 87, 90, and 91, certain goods may be provided through a leasing arrangement or otherwise by one utility operating company to one or more associate companies, and certain assets may be used by one utility operating company for the benefit of one or more other associate companies. For instance, PSCo's CIS System will remain an asset of PSCo following the transaction. While all required system personnel involved in the operation of the CIS System will be employees of the service company or external affiliated or unaffiliated contractors and all charges for service company employees' labor will be subject to the terms of the Utility Service Agreement, PSCo will charge associate companies for the actual use of the CIS System in accordance with the Commission's Rules. Likewise, PSCo, SPS, and Cheyenne may obtain goods, services, and construction from associated companies in accordance with Rules 87, 90, and 91. Certain of these transactions are discussed further below.

          With respect to affiliate transactions involving PSCo, SPS, and Cheyenne, the FERC in its Order Establishing Hearing Procedures on the PSCo/SPS merger, Docket No. EC96-2-000, 75 FERC PARA 61,325 (June 26, 1996), gave PSCo and SPS the choice of following its affiliate pricing standards or having a hearing on the issue of whether the proposed merger impairs effective regulation. The FERC's standards are as follows:

          (1) affiliates or associates of a public utility not sell non-power goods and services to the public utility at a price above market price; and (2) sales of non-power goods and services by a public utility to its affiliates or associates be at the public utility's cost for such goods and services or market value for such goods and services, whichever is higher.(64)

As PSCo and SPS explained in a letter responding to the FERC hearing order and choosing not to have a hearing on this issue:

               In making this choice, Applicants note that affiliate transactions among the member companies of [NCE] will be subject to the jurisdiction of the [SEC] under [PUCHA] * * * including the requirements of section 13(b) of PUCHA and the


-------------------------

(64) This order is included as Exhibit D-1.3.

          rules and regulations thereunder. Section 13(b) of PUCHA generally provides that transactions between affiliates in a registered holding company system be "at cost, fairly or equitably allocated among such companies." Applicants believe that as a practical matter there should not be any irreconcilable inconsistency between the application of the SEC's "at cost" standard and the FERC's policies with respect to intra-system transactions as applied to Applicants. For example, while Applicants intend to establish a service company, NC Services, Inc. ("NC Services"), to provide non-power goods and services to themselves and other associate companies within the NCE system at cost-based prices, they anticipate that NC Services will provide only those goods and services where it can meet or better market prices for comparable quality goods and services. In other words, they are anticipating that NC Services "costs" will be at or below the market. In any event, even if some inconsistency were to develop, Applicants' agreement to the second option means that the FERC will continue to have full authority to disallow, for purposes of FERC-jurisdictional wholesale power and transmission rates, any charge to the extent of any inconsistency between the SEC "at cost" and FERC "cost or market" standards.

               Based on the above, Applicants will be able to comply with the requirements of both the FERC and the SEC. (65)

          The Applicants will comply with the "at cost" and fair and equitable allocation of cost requirements of Section 13, including Rules 87, 90, and 91 thereunder, for all services, sale and construction contracts between associate companies and with the holding company parent unless otherwise permitted by the Commission by rule or order.

     2.   NC SERVICES

          As described in Item 1.B.1.c.v, NC Services will provide PSCo, SPS, and Cheyenne, as well as NCE itself, WGI, and certain subsidiaries that support utility operations, pursuant to the Utility Service Agreement, and non-utility subsidiaries of the NCE system, and possibly other entities in which NCE has investments, pursuant to the Non-Utility Service Agreement, with a variety of administrative, management and support services, including services relating to engineering, development, design, rehabilitation, maintenance, construction, electric power planning, transportation, materials management, facilities and real estate, accounting, budgeting and financial forecasting, finance and treasury, rates and regulation, legal, internal audit, corporate communications, environmental, fuel


-------------------------

(65) That letter is included as Exhibit D-1.4. The FERC in its order approving the proposed merger indicated that in light of PSCo's and SPS's response, it "no longer [had] concerns with this issue" procurement, corporate planning, investor relations, human resources, marketing and customer services, information systems, and general administrative and executive management services. In accordance with the service agreements, services provided by NC Services will be directly assigned, distributed or allocated by activity, project, program, work order, or other appropriate basis. NC Services will provide these services directly or may contract with non-utility affiliates, such as UE, for the needed services. Costs of NC Services will be accumulated in accounts of NC Services and directly assigned, distributed, and allocated to the appropriate client company in accordance with the guidelines set forth in the applicable Service Agreement. SPS and PSCo have developed the system and procedures necessary to implement the Service Agreements. See form of the "NCE Policies and Procedures" manual filed with Exhibit B-6, hereto.

          NC Services will be staffed by transfer of personnel from PSCo, SPS, and their subsidiaries. NC Services' accounting and cost allocation methods and procedures are structured so as to comply with the Commission standards for service companies in registered holding-company systems. NC Services will use the "Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies" established by the Commission for service companies of registered holding-company systems to develop its policies and procedures.

          As compensation for services, the Utility Service Agreement provides for the client companies to: "pay to [NC Services] all costs which reasonably can be identified and related to particular services performed by [NC Services] for or on its behalf." Where more than one company is involved in or has received benefits from a service performed, the Service Agreement provides that "costs will be directly assigned, distributed or allocated, between or among such companies on a basis reasonably related to the service performed to the extent reasonably practicable," in accordance with the methods set forth in Appendix A to the Service Agreement. Thus, charges for all services provided by NC Services to affiliated utility companies will be in accordance with Rules 90 and 91 of the Act. The Non-Utility Service Agreement contains provisions similar to those of the Service Agreement, except as set forth in detail below in this Item 3.B. The Non-Utility Service Agreement also permits charges for certain services to be at fair market value to the extent authorized by the Commission. Thus, except for the requested exceptions discussed below, or as otherwise approved by the Commission, services provided by NC Services to non-utility affiliates pursuant to the Non-Utility Service Agreement will also be charged in accordance with Rules 90 and 91 of the Act.

          No change in the organization of NC Services, the type and character of the companies to be serviced, the methods of allocating costs to associate companies, or in the scope or character of the services to be rendered subject to Section 13 of the Act, or any rule, regulation or order thereunder, shall be made unless and until NC Services shall first have given the SEC written notice of the proposed change not less than 60 days prior to the proposed effectiveness of any such change. If, upon the receipt of any such notice, the SEC shall notify NC Services within the 60-day period that a question exists as to whether the proposed change is consistent with the provisions of Section 13 of the Act, or of any rule, regulation or order thereunder, then the proposed change shall not become effective unless and until NC Services shall have filed with the SEC an appropriate declaration regarding such proposed change and the SEC shall have permitted such declaration to become effective.

          NCE believes that the Service Agreement and the Non-Utility Service Agreement are structured so as to comply with Section 13 of the Act and the Commission's rules and regulations thereunder.

          Rule 88: Rule 88 provides that "[a] finding by the Commission that a subsidiary company of a registered holding company . . . is so organized and conducted, or to be conducted, as to meet the requirements of Section 13(b) of the Act with respect to reasonable assurance of efficient and economical performance of services or construction or sale of goods for the benefit of associate companies, at cost fairly and equitably allocated among them (or as permitted by Rule 90), will be made only pursuant to a declaration filed with the Commission on Form U-13-1, as specified" in the instructions for that form, by such company or the persons proposing to organize it. Notwithstanding the foregoing language, the Commission has on at least two recent occasions made findings under Section 13(b) based on information set forth in an Application/ Declaration on Form U-1, without requiring the formal filing of a Form U-13-1. See CINergy Corp., HCAR No. 26146 (Oct. 21, 1994); UNITIL Corp., HCAR No. 25524 (April 24, 1992). In this Application/Declaration, NCE has submitted substantially the same applicable information as would have been submitted in a Form U-13-1.

          Accordingly, it is submitted that it is appropriate to find that NC Services is so organized and its business will be so conducted as to meet the requirements of Section 13(b), and that the filing of a Form U-13-1 is unnecessary, or, alternatively, that this Application/Declaration should be deemed to constitute a filing on Form U-13-1 for purposes of Rule 88.

     3.   NON-UTILITY SALE OF GOODS AND SERVICES TO EWGS,
          FUCOS, AND QFS

          Various non-utility companies in the NCE system, namely NC Services, UE, Utility Services, PRC, QPS, and e prime, e prime Operating, NC International, and ep3 (or successor company -- see note 48, supra) (collectively, the "Exempt Companies"), currently are, or will in the future be, providing services (including operation and maintenance) and selling goods to associated EWGs and QFs or to entities that will qualify as QFs, EWGs, or FUCOs following the Transaction. The Applicants request that the Commission permit the Exempt Companies to continue such transactions without compliance with the provisions of Section 13(b) and the rules and regulations thereunder.

          The Commission has previously granted affiliates of registered holding companies authority to provide goods and services to existing and future EWGs (i.e., as defined under Section 32 of the Act), QFs (i.e., which meet the requirements of PURPA and the FERC's regulations thereunder), and FUCOs (i.e., as defined under Section 33), without compliance with Section 13 and the rules and regulations thereunder, that fall within one of the following categories:

          1) the project is a FUCO or an EWG that derives no part of its income, directly or indirectly, from the generation, transmission, or distribution of electric energy for sale within the United States;

          2) the project is an EWG that sells electricity at market-based rates which have been approved by the FERC or other appropriate state public utility commission, provided that the purchaser is not an Excepted company; (66)

          3) the project is a QF that sells electricity exclusively at rates negotiated at arm's length to one or more industrial or commercial customers purchasing such electricity for their use and not for resale, or to an electric utility company other than an Excepted Company; or

          4) the power project is an EWG or a QF that sells electricity at rates based upon its costs of service, as approved by FERC or any state public utility commission having jurisdiction, provided that the purchaser is not an Excepted Company.

Entergy Corporation, HCAR No. 26322 (June 30, 1995). (67)

          In the Entergy order, the Commission granted Entergy Enterprises, a wholly-owned subsidiary of Entergy, authority to provide consulting services to associate companies, including EWGs, FUCOs, and QFs, and operations and management services, either directly, or through newly-established subsidiaries of Entergy or Entergy Enterprises, to associate companies, including EWGs, FUCOs, or QFs, without complying with the provisions of Section 13(b) and the rules and regulations thereunder.




-------------------------

(66) An Excepted Company was defined as any subsidiary whose activities and operations were primarily related to the domestic sale of electric energy at retail or at wholesale to affiliates or providing goods and services to such affiliates.

(67) See also, General Public Utilities Corporation, HCAR No. 26307 (June 14, 1995) and The Southern Company, HCAR No. 26212 (Dec. 30, 1994).

          Also, in CINergy Corp., Release No. 35-26376 (September 21, 1995), the Commission authorized CINergy and CINergy Investments, a wholly-owned subsidiary of CINergy, to acquire securities of new special purpose subsidiaries ("NSPS") and to make additional investments in existing special purpose subsidiaries ("ESPS"). ESPS and NSPS acquire, own or hold securities of, and provide services to, FUCOs or EWGs. The Commission also authorized ESPS and NSPS and CINergy Services to provide administrative, management and support services to other ESPS and NSPS and their subsidiaries without complying with the provisions of Section 13(b) and the rules and regulations thereunder. See also General Public Utilities Corp., Release No. 35-26457 (January 18, 1996) (pending completion of the record, the Commission reserved jurisdiction over whether subsidiaries formed to directly or indirectly acquire the securities of EWGs and FUCOs ("Subsidiary Companies") could sell goods and services to associate companies without complying with Section 13(b) and the rules and regulations thereunder); Northeast Utilities, HCAR No. 26623 (December 12, 1996); New England Electric Systems, HCAR No. 26504 (April 15, 1996)(granting requested
Section 13(b) exception).

          The Applicants request that the Commission permit the Exempt Companies to provide services or sell goods to qualifying cogeneration facilities under PURPA, EWGs under Section 32 of the Act, and FUCOs under Section 33 of the Act, described in clauses 1, 2, 3, or 4 above, to the same extent permitted by the Commission in the above-cited orders.

     4.   UE

          As previously discussed, following consummation of the Transaction, UE will continue to perform engineering, development, design, construction, and other related services, as a subsidiary of NC Enterprises. UE will engage in transactions with affiliated companies, as well as non-affiliated companies, on the following bases:

          a.   SERVICES PROVIDED BY UE TO UTILITY ASSOCIATE
               COMPANIES.

     There are two methods by which UE may provide engineering, procurement, construction and related services to utility associate companies. UE may contract directly with NC Services, which will then provide the services to the utility associate companies. Transactions between NC Services, as well as between NC Services and the utility affiliates, will be provided in accordance with Rules 90 and 91. UE may also, from time to time, provide engineering, procurement and construction services directly to certain utility associate companies pursuant to contracts with the specific utility. All such transactions will be conducted in accordance with Rules 90 and 91.

          b. SERVICES PROVIDED BY UE, OR JOINT VENTURES INVOLVING UE, TO NON-UTILITY ASSOCIATE COMPANIES.

          Consistent with the discussion above, it is contemplated that any transactions by UE with non-utility associate companies will be conducted as provided in Rules 87, 90, and 91 except to the extent that transactions on some other basis are authorized by the Act or the Commission. No services will be provided by UE at market-based rates to entities or associated companies which sell electricity to PSCo, SPS, or Cheyenne unless authorized by the Act or the Commission.

     5.   SPECIFIC REQUESTS FOR EXEMPTIONS FROM SECTION 13

          Other than transactions between associate companies and qualifying generation facilities under PURPA, EWG's under Section 32 of the Act, and FUCO's under Section 33 of the Act, or those otherwise permitted by Commission rule, there are no transactions for which NCE seeks an exemption from the applicability of the "at cost" requirements under Section 13 except as follows:

          a. QPS expects to be hired to provide operations and maintenance services to the Phillips cogeneration plant to be built in Borger, Texas.
Quixx, in partnership with LS Power, will own this QF. The steam host will be Phillips petroleum and the power will be sold pursuant to a power sale agreement with SPS. Quixx and LS power were awarded this project as a result of a bidding process supervised by an independent bid examiner pursuant to guidelines set out by the PUCT. The Quixx/LS Power bid was deemed to be the most economic manner for SPS to satisfy its anticipated power needs over the next few years. The power purchase contract will be at the rates set forth in the Quixx/LS Power bid. QPS will act as the operator on behalf of the partnership at a market-based rate. In addition, UE will be retained by the partnership to engineer and construct the facility on the basis of a fixed price contract that was the basis for the bid ultimately accepted by SPS. Except for the fact that the power under this project will be supplied to a system utility, this project would otherwise fit under the exemption from Section 13 for services supplied to QFs, EWGs and FUCOs. For the same reasons that that exemption is appropriate, deviation from Section 13 is appropriate in this project as well.

          The process that resulted in this Project was pursuant to state rules and Quixx/LS Power were chosen on the basis of supplying the power to the utility at the most favorable price of all the bidders. Because the power sales are based on a bid price pursuant to the state sanctioned process, there is no potential for abuse of the rate paying public in permitting the transaction to proceed outside of Section 13. The price at which QPS will supply services will not in any way effect the price that the power will be sold to the utility. The price that UE will receive to construct the plant will similarly not affect the cost of electricity to SPS because it is a fixed price contract to provide a turnkey plant to the owners. Accordingly, none of the reasons underlying the prohibitions in Section 13 are present in this situation and, in light of the special circumstances surrounding this project, an exemption pursuant to Section 13(b) should be granted.

          An exemption is further appropriate here because this project has been in process for the last two years and all the bids were based on this structure prior to becoming a registered holding company under the Act. Since no ratepayer interest will be affected by the transactions, it would be unnecessarily burdensome to the project to have to fashion the project in another way.

Item 4.  REGULATORY APPROVALS

          Set forth below is a summary of the regulatory approvals that NCE has obtained or expects to obtain in connection with the Transaction.

A.   ANTITRUST

          The HSR Act and the rules and regulations thereunder provide that certain transactions (including the Transaction) may not be consummated until certain information has been submitted to the DOJ and FTC and specified HSR Act waiting period requirements have been satisfied. The HSR Act application was filed on August 22, 1996. The applicable thirty-day waiting period expired September 21, 1996.

          The expiration of the HSR Act waiting period does not preclude the Antitrust Division or the FTC from challenging the Transaction on antitrust grounds; however, Applicant believes that the Transaction will not violate Federal antitrust laws. If the Transaction is not consummated within twelve months after the expiration or earlier termination of the initial HSR Act waiting period, PSCo and SPS would be required to submit new information to the Antitrust Division and the FTC, and a new HSR Act waiting period would have to expire or be earlier terminated before the Transaction could be consummated.

B.   FEDERAL POWER ACT

          Section 203 of the Federal Power Act of 1935, as amended, provides that no public utility shall sell or otherwise dispose of its jurisdictional facilities or directly or indirectly merge or consolidate such facilities with those of any other person or acquire any security of any other public utility, without first having obtained authorization from the FERC. PSCo and SPS submitted a joint application for approval of the Transaction to the FERC on November 9, 1995 (filed as Exhibit D-1.1). PSCo and SPS reached a non-unanimous agreement with the FERC Trial Staff and various intervenors. (FERC Trial Staff was not a signatory to the Settlement Agreement, but submitted supporting comments.) Hearings before a Presiding Administrative Law Judge ("ALJ") to address the concerns of the one active party that did not sign the Settlement Agreement were concluded on September 27, 1996. On December 3, 1996, the ALJ issued Certification of Contested Settlement Agreement (filed as Exhibit D-1.6 hereto). In June 1995, FERC set for hearing limited issues in the proceeding regarding (1) the scope of Applicants' hold harmless provision and
(2) the effect of the merger on competition. On August 30, 1996, SPS and PSCo filed a joint Settlement Agreement which resolved all issues in the proceeding raised by the many parties except those raised by the Colorado Association of Municipal Utilities ("CAMU"). The FERC Staff supported the Settlement Agreement. Hearings on CAMU's issues were held in September, 1996.

          In his certification, the ALJ concluded that the Settlement Agreement should be certified to the FERC, without an initial decision, because no genuine issues of disputed material fact were raised by CAMU. The ALJ decided that the areas of concern raised by CAMU are either premature, legally invalid, adequately addressed by the Settlement Agreement, or relate to matters of policy which the FERC may decide through application of its own expertise. The ALJ determined that the record is sufficient for the FERC to make a reasoned determination of the Applicants' merger application.

          The ALJ concluded that CAMU's concerns regarding the hold-harmless provision are either premature, beyond the scope of these proceedings, or adequately addressed by the Settlement Agreement. The ALJ also concluded that the Applicants and Staff have shown that the merger is not anti-competitive, and, in fact, may be pro-competitive. Because CAMU did not demonstrate that any anti-competitive effects will result from the merger, CAMU failed to offer any genuine disputed issues of material fact for the ALJ to decide. Subsequently, CAMU withdrew its opposition to the merger, and on March 12, 1997, the FERC issued its order approving the Transaction in accordance with the settlement. A copy of the FERC order is filed herewith as Exhibit D-1.7.

C.   STATE PUBLIC UTILITY REGULATION

          Colorado: PSCo is subject to the CPUC. Pursuant to Rule 55 of the CPUC's Rules of Practice and Procedure, PSCo filed an application with the CPUC requesting approval of the Merger Agreement on November 9, 1995. The application is required to demonstrate, among other things, that the approval sought is not contrary to the public interest. In addition, the CPUC considered the rate making treatment associated with the Transaction. PSCo also requested that the CPUC also indicate that it does not object to the retention of PSCO's and Cheyenne's Gas System in the NCE structure. On August 23, 1996, the CPUC issued an oral decision approving the merger. This order was subsequently confirmed in a decision issued on November 29, 1996, which is included as Exhibit D-2.3.1, and in a decision on rehearing issued on January 15, 1997, which is included as Exhibit D-2.3.2.

          Wyoming: Cheyenne is subject to the jurisdiction of the WPSC. Pursuant to Section 37-1-104 of the Wyoming Revised Statutes, any reorganization of a public utility requires prior approval of the WPSC. The statute defines reorganization as a transaction which results in a change in the ownership of a majority of the voting capital stock of a public utility and precludes the WPSC from approving any reorganization that adversely affects the utility's ability to serve the public. Pursuant to Section 209 of the WPSC's Rules of Practice and Procedure, Cheyenne filed an application for approval of the applicable portions of the Merger Agreement on November 9, 1995 (filed as Exhibit
D-3.1). In addition, the WPSC considered the rate making treatment associated with the Transaction. Cheyenne also requested that the WPSC also indicate that it does not object to the retention of Cheyenne's Gas System in the NCE structure. Ultimately, Cheyenne and the Consumer Advocate Staff of the WPSC entered into a stipulation and agreement resolving all issues. On May 30, 1996, the WPSC held a hearing on Cheyenne's application, and at the end of it issued a bench decision approving the application. The WPSC subsequently confirmed the bench decision in a written order issued on August 16, 1996, which is included as Exhibit D-3.2. The stipulation and agreement is attached to that order.

          New Mexico:  SPS is subject to the jurisdiction of the NMPUC.
Pursuant to the New Mexico Public Utility Act and the NMPUC's Rules of Practice and Procedure, SPS filed an application with the NMPUC requesting approval of the Merger Agreement on November 9, 1995 (filed as Exhibit D-4.1). The NMPUC will approve the consummation of the Transaction if it finds that they are not unlawful or inconsistent with the public interest and will not interfere with the provision by SPS of reasonable and proper utility service at fair, just and reasonable rates. In addition, the NMPUC will consider the rate making treatment associated with the Transaction. Hearings were concluded on August 22, 1996. Though no settlement was reached, no party opposed the merger. On November 15, 1996, a hearing examiner filed a recommended decision (included as Exhibit D-4.2) that the merger is in the public interest if certain conditions are met and SPS has substantially agreed to many of these conditions. On January 28, 1997, the NMPUC issued an order approving the Transaction. The order is filed herewith as Exhibit D-4.3.

          Texas: While SPS is not required under Texas law to obtain the approval of the PUCT to merge with PSCo, SPS must report the Transaction to the PUCT under Section 1.251 of the Public Utility Regulatory Act of 1995. SPS submitted such report to the PUCT on November 9, 1995 and requested that the transaction be found to be in the public interest (filed as Exhibit D-5.1). A finding that the Transaction is not in the public interest does not prohibit the consummation of the SPS Merger. However, if the PUCT makes such a finding it is required to take the effect of the merger into consideration in future ratemaking proceedings and adjust the effect of the Transaction to the extent it unreasonably affects rates or services. Rate treatment resulting from a finding that the Transaction was not in the public interest could materially and adversely affect SPS. SPS reached a non-unanimous agreement of the merger with nine of ten intervenors including the PUCT staff. The settlement provides for the resolution of all outstanding issues, including a finding of the merger being consistent with the public interest and commencement of the regulatory plan, as modified by the settlement. The settlement was submitted to the PUC, and hearings were concluded on August 14, 1996. On November 4, 1996, an Administrative Law Judge of the PUCT issued a

Proposal for Decision and a Proposed Order finding that the PUCT should approve the merger with the conditions agreed to in the settlement. That order was revised on December 5, 1996. The Proposed Order and revisions thereto are included as Exhibits D-5.2.1 (with the settlement attached thereto) and D-5.2.2.

          On February 14, 1997, the PUCT issued an order finding the merger to be in the public interest. This order does, however, contain a provision that allows 15 days from the date of the last Federal or state regulatory approval for intervenors to seek to reopen the proceeding in Texas if they can demonstrate that "one or more of the orders issued by other regulatory authorities materially and detrimentally denies SPS' Texas retail ratepayers the benefits of the NUS that are incorporated in this Order. . . ."  (Texas order at
51.) Unless such a request is made within the 15 days, the Texas order of the PUCT will automatically become effective. (Id.) If there is an attempt to reopen the proceeding, any additional inquiry will be limited to the effect, if any, of the impact of the later regulatory orders. (Id.)

          All state filings of public interest and approvals, and all federal approvals, other than that of this Commission, have been obtained. None of these findings or approvals in the opinion of NCE have materially and detrimentally denied the SPS Texas retail ratepayers of the benefit of the NUS that are incorporated in the Texas order. Accordingly, Applicant is prepared to close the Transaction upon the receipt of the Commission's order. Although it is possible that an intervenor could seek to reopen the Texas proceedings, the Commission should issue its order on the basis that the existing order of the PUCT is final. Should the Commission not so conclude, the same rule should be applied here as was applied in Entergy, Inc., 55 SEC Docket 2035, 2044 n. 68, and 2051 (Commission Order approving merger conditioned on the receipt by the Commission of a final order from the PUCT approving the transaction). A copy of the PUCT's order is filed herewith as Exhibit D-5.3.

          Kansas: SPS is subject to the jurisdiction of the KCC, pursuant to the Kansas Public Utility Act. On November 9, 1995, SPS filed an application with the KCC requesting authority for the issuance of common stock by SPS to NCE pursuant to the Merger Agreement (filed as Exhibit D-6.1). The application is required to describe the purposes for which the common stock is to be issued and state that such issuance is necessary and required and will be sold for such purposes. The KCC issued its order granting the requested authority to SPS on November 28, 1995 (included as Exhibit D-6.2). Subsequently, on December 3, 1996, the KCC issued an order (included as Exhibit D-6.3) approving a rate jurisdictional agreement among NCE, SPS, and the KCC Staff in connection with the merger.

          NCE is also be subject to the KCC pursuant to the Kansas Holding Companies Act ("KHCA"). The KHCA states that no foreign holding company shall acquire control of a Kansas public utility without first entering into an agreement to keep the KCC fully informed as to transactions between the utility and the holding company and to submit to the jurisdiction of the KCC insofar as such transactions affect the retail rates or charges to be made by the utility. On November 12, 1996, NCE and SPS entered into a Rate Effect Agreement with the Director of the KCC in which NCE and SPS agreed that NCE will keep the KCC fully informed as to the transactions between SPS and NCE which affect the rates of SPS's Kansas retail customers. The KCC approved the agreement on December 3, 1996.

          Oklahoma: SPS is subject to the jurisdiction of the OCC. However, no approval or authorization of any Oklahoma public regulatory body, including the OCC, of the Merger Agreement is required.

Item 5.  PROCEDURE

          The Commission published a notice of the Transaction under Rule 23 dated March 22, 1996. Petitions to intervene were filed by three parties. As of the date hereof, two of the intervenors have withdrawn their petitions and the third has filed a notice of non-opposition conditioned on approval of the Settlement Agreement entered into in the FERC proceedings which has now occurred. Therefore, there are no intervenors opposing the Transaction in this proceeding.

          NCE requests that the Commission's order be issued as soon as the rules allow. It is submitted that a recommended decision by a hearing or other responsible officer of the Commission is not needed for approval of the proposed Transaction. The Division of Investment Management may assist in the preparation of the Commission's decision. There should be no waiting period between the issuance of the Commission's order and the date on which it is to become effective.

Item 6.  EXHIBITS AND FINANCIAL STATEMENTS

A.   EXHIBITS

     A-1 Restated Certificate of Incorporation of NCE (filed as Annex VIII to the Registration Statement on Form S-4 on December 13, 1995 (Registration No. 33-64951), and incorporated herein by reference).
     A-2 Restated Bylaws of NCE (filed as Annex IX to the Registration Statement on Form S-4 on December 13, 1995 (Registration
               No. 33-64951), and incorporated herein by reference).
     A-3 Restated Articles of Incorporation of PSCo (filed as Exhibit 3(a) to the PSCo Annual Report on Form 10-K for the year ended December 31, 1990 (File No 1-3280) and incorporated herein by reference).
     A-4 Restated Articles of Incorporation of SPS (filed as Exhibit 3(i) to the SPS Form 8-K dated February 26, 1996 (File No. 1-3789) and incorporated herein by reference).
     B-1 Merger Agreement, as amended (filed as Annex I to the Registration Statement on Form S-4 on December 13,

               1995 (Registration
               No. 33-64951), and incorporated herein by reference).
     B-2.1     Form of Service Agreement between NC Services, Inc. and utility affiliates (filed herewith).
     B-2.2     Form of Service Agreement between NC Services, Inc., and Public
               Service Company of Colorado (filed herewith; Appendix B thereto filed herewith on Form SE)
     B-3       Form of Service Agreement between NC Services, Inc. and
               non-utility affiliates (filed herewith).
     B-4       Withdrawn.
     B-5       Withdrawn.
     B-6       Summary of Procedures for NC Services and Allocation Factors
               (filed herewith).
     B-7       Withdrawn.
     C-1       Registration Statement of NCE on Form S-4 (filed on December 13,
               1995 (Registration No 33-64951) and incorporated herein by reference).
     C-2       Joint Proxy Statement and Prospectus (included in Exhibit C-1).
     D-1.1     Joint Application of PSCo and SPS before the FERC (previously filed).
     D-1.2.1   Testimony of Dr. Robert Spann to the FERC (filed herewith on Form
               SE, replacing previously filed version).
     D-1.2.2   Supplemental testimony of Dr. Robert Spann to the FERC (filed herewith on Form SE).
     D-1.2.3   Testimony of Matt P. Harris to the FERC (filed herewith on Form
               SE, replacing previously filed version).
     D-1.3     FERC order establishing hearing procedures dated June 26, 1996
               (filed herewith on form SE).
     D-1.4     Letter to FERC in Docket No. EC96-2-000 dated July 10, 1996
               (filed herewith on Form SE).
     D-1.5     Settlement Agreement with the FERC dated August 30, 1996 (filed herewith on Form SE).
     D-1.6     Certification of Contested Settlement Agreement dated December 3,
               1996 (filed herewith on Form SE).
     D-1.7     Order of the FERC dated March 12, 1997 (filed herewith on Form
               SE).
     D-2.1     Application of PSCo before the CPUC (previously filed).
     D-2.2.1   Stipulation and Agreement filed with the CPUC on July 8, 1996
               (filed herewith on Form SE).
     D-2.2.2   Agreement filed with the CPUC on July 8, 1996 (filed herewith on
               Form SE).
     D-2.2.3   Clarifying Stipulation and Agreement filed with the CPUC on
               July 9, 1996 (filed herewith on Form SE).
     D-2.3.1   CPUC Order dated November 29, 1996 (filed herewith on Form SE).
     D-2.3.2   CPUC Order dated January 15, 1997 (filed herewith on Form SE).
     D-3.1     Application of PSCo to the WPSC (previously filed).

     D-3.2     WPSC Order dated August 16, 1996 (including Stipulation and
               Agreement) (filed herewith on Form SE).
     D-3.3     WPSC letter to the SEC dated September 16, 1996 (filed herewith on Form SE).
     D-4.1     Application of SPS to the NMPUC (previously filed).
     D-4.2     Withdrawn.
     D-4.3     NMPUC Order dated January 28, 1997 (filed herewith on Form SE).
     D-5.1     Notification of SPS to the PUCT (previously filed).
     D-5.2.1   Administrative Law Judge Proposal for Decision and Proposed
               Order, PUCT, dated November 4, 1996 (filed herewith on Form SE).
     D-5.2.2   Revisions to the Administrative Law Judge Proposal for Decision
               and Proposed Order, PUCT, dated December 5, 1996 (filed herewith on Form SE).
     D-5.3     PUCT Finding dated February 14, 1997 (filed herewith on Form SE).
     D-6.1     Application of SPS to the KCC (previously filed).
     D-6.2     KCC Order and Certificate dated November 28, 1995 (previously filed).
     D-6.3     KCC Order dated December 3, 1996 (filed herewith on Form SE).
     E-1       Map of service areas of SPS, PSCo and Cheyenne (previously filed).
     E-2       Map of PSCo and Cheyenne transmission system (previously filed).
     E-3       Map of SPS transmission system (previously filed).
     E-4       PSCo corporate chart as of May 1, 1997 (filed herewith on Form
               SE).
     E-5       SPS corporate chart as of May 1, 1997 (filed herewith on Form
               SE).
     E-6       NCE corporate chart based on PSCo and SPS corporate charts as of
               May 1, 1997 (filed herewith on Form SE).
     F-1(a)    Opinion of counsel Patricia T. Smith (filed herewith).
     F-1(b)    Opinion of counsel Cahill Gordon (filed herewith).
     F-2       Past-tense opinion of counsel (to be filed by amendment).
     G-1       Opinion of Barr Devlin & Co Incorporated (filed as Annex II to the Registration Statement on Form S-4 on December 13, 1995
               (Registration No. 33-64951), and incorporated herein by reference).
     G-2       Opinion of Dillon, Read & Co. Inc. (filed as Annex II to the
               Registration Statement on Form S-4 on December 13, 1995
               (Registration No. 33-64951), and incorporated herein by reference).
     H-1.1     Annual Report of PSCo on Form 10-K for the year ended
               December 31, 1995 (filed on February 27, 1996 (File No. 1-3280) and incorporated herein by reference).
     H-1.2     Annual Report of PSCo on Form 10-K for the year ended December
               31, 1996 (filed on February 25, 1997 (File 1-3280) and
               incorporated herein by reference).

     H-1.3     Annual Report of PSCo on Form 10-K\A for the year ended
               December 31, 1996 (filed on March 27, 1997 (File 1-3280) and incorporated herein by reference).
     H-2       Annual Report of SPS on Form 10-K for the year ended August 31,
               1996 (filed on November  25, 1996 (File No 1-3789) and
               incorporated herein by reference).
     H-3       Statement of PSCo on Form U-3A-2 for the year ended December 31,
               1996 (filed on February 28, 1997 and incorporated herein by reference).
     H-4       Amendment to Statement of PSCo on Form U-3A-2 for the year ended
               December 31, 1996 (filed on March 10, 1997, and incorporated herein by reference).
     H-5       PSCo Quarterly Report on Form 10-Q for the quarter ended
               March 31, 1996 (filed on May 15, 1996) (File No. 1-3280) and incorporated by reference herein.
     H-6       PSCo Quarterly Report on Form 10-Q for the quarter ended June 30,
               1996 (Filed on August 9, 1996) (File No. 1-3280) and incorporated by reference herein.
     H-7       PSCo Quarterly Report on Form 10-Q for the quarter ended
               September 30, 1996 (filed on November 7, 1996) (File No. 1-3280)
               and incorporated by reference herein.
     H-8       SPS Quarterly Report on Form 10-Q for the quarter ended
               November 30, 1996 (File No. 1-3789) and incorporated by reference herein.
     H-9       SPS Quarterly Report on Form 10-Q for the quarter ended
               February 28, 1997 (File No. 1-3789) and incorporated by reference herein.
     H-10      Withdrawn.
     I-1       Proposed Form of Notice (previously filed).
     I-2       Financial Data Schedule (incorporated by reference to the Annual
               Report of NCE for the fiscal year ended December 31, 1996).
     J-1       Analysis of the Economic Impact of a Divestiture of The Gas
               Operations of Public Service Company of Colorado and its
               Subsidiaries (previously filed) (Appendix A enclosed herewith).
     J-2       Revised Legal Memorandum of LeBoeuf, Lamb, Greene & MacRae,
               L.L.P. (previously filed).
     J-3       Table of Estimated Losses of Economies in Prior Decisions on
               Divestiture and Retention of Gas Operations (previously filed).
     J-4       Chart showing budgeted cash flow available from UE and Quixx
               (filed herewith).
     J-5       Form of NC Enterprises Note (filed herewith).

B.   FINANCIAL STATEMENTS

     FS-1 NCE Unaudited Pro Forma Condensed Consolidated Balance Sheets as of December 31, 1996 (incorporated by reference to the Annual Report on Form 10-K of PSCo for the year ended December 31,
               1996).
     FS-2 NCE Unaudited Pro Forma Condensed Consolidated Statements of Income for the year ended December 31,

               1996 (incorporated by reference to the Annual Report on Form 10-K of PSCo for the year ended December 31, 1996).
     FS-3 SPS Consolidated Balance Sheet as of August 31, 1996 (see Annual Report of SPS on Form 10-K for the year ended August 31, 1996 (Exhibit H-2 hereto), at p. 23).
     FS-4 SPS Consolidated Statements of Earnings for its last three fiscal years (see Annual Report of SPS on Form 10-K for the year ended August 31, 1996 (Exhibit H-2 hereto), at p. 26).
     FS-7 PSCo Consolidated Balance Sheet as of December 31, 1996 (see Annual Report of PSCo on Form 10-K for the year ended
               December 31, 1996 (Exhibit H-1.2 hereto), at p. 36).
     FS-8 PSCo Consolidated Statement of Income for its last three fiscal years (see Annual Report of PSCo on Form 10-K for the year ended December 31, 1996 (Exhibit H-1.2 hereto), at p. 38).

Item 7.  INFORMATION AS TO ENVIRONMENTAL EFFECTS

          The Transaction neither involves a "major Federal action" nor "significantly affects the quality of the human environment" as those terms are used in Section 102(2)(C) of the National Environmental Policy Act, 42 U.S.C. Sec. 4321 et seq. The only Federal actions related to the Transaction pertain to the Commission's declaration of the effectiveness of NCE's Registration Statement on Form S-4, the expiration of the applicable waiting period under the HSR Act, FERC approval of the application filed by NCE with the FERC under the Federal Power Act, and Commission approval of this Application/Declaration. Consummation of the Transaction will not result in changes in the operations of PSCo, Cheyenne or SPS that would have any impact on the environment. No Federal agency is preparing an environmental impact statement with respect to this matter.

                                    SIGNATURE

          Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Application/Declaration of New Century Energies, Inc. to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  May 7, 1997

                                         New Century Energies, Inc.



                                         By: /s/ Richard C. Kelly
                                            --------------------------------
                                            Richard C. Kelly
                                            Executive Vice President,
                                            Chief Financial Officer and
                                            Treasurer